SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION As of - 09/30/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01
4 - NIRE
33300032061

01.02 - HEAD OFFICE

1 - ADDRESS			2 - QUARTER OR DISTRICT
Av. República do Chile, 65 - 24th floor			Centro
3 - CEP (ZIP CODE)	4 - CITY			5 - STATE
20031-912	Rio de Janeiro			RJ
6 - AREA CODE	7 - PHONE	8 - PHONE	9 - PHONE	10 - TELEX
021	3224-2040	3224-2041	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
021	3249-9999	3224-6055	-
15 - E-MAIL
petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME
Almir Guilherme Barbassa
2 - ADDRESS			3 - QUARTER OR DISTRICT
Av. República do Chile, 65 - 23rd floor			Centro
4 - CEP (ZIP CODE)	5 - CITY			6 - STATE
20031-912	Rio de Janeiro			RJ
7 - AREA CODE	8 - PHONE	9 - PHONE	10 - PHONE	11 - TELEX
021	3224-2040	3224-2041	-
12 - AREA CODE	13 - FAX	14 – FAX	15 - FAX
021	3224-9999	3224-6055	3224-7784
16 - E-MAIL
barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	4	10/01/2009	12/31/2009
9- NAME OF INDEPENDENT ACCOUNTING FIRM							10- CVM CODE
KPMG Auditores Independentes							00418-9
11- NAME OF THE LEAD PARTNER							12- CPF (Taxpayers registration)
Manuel Fernandes Rodrigues de Sousa							783.840.017-15

Page:   1

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 09/30/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - PREVIOUS YEAR 09/30/2009
Capital Paid-in
1 – Common	7,367,255	5,073,347	5,073,347
2 – Preferred	5,489,245	3,700,729	3,700,729
3 – Total	12,856,500	8,774,076	8,774,076
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, Industrial and Other
2 – SITUATION
Operational
3 – TYPE OF SHARE CONTROL
State Holding Company
4 – ACTIVITY CODE
1010 – Oil and Gas
5 – MAIN ACTIVITY
Prospecting Oil/Gas, Refining and Energy Activities
6 – TYPE OF CONSOLIDATION
Total
7 – TYPE OF ACCOUNTANT’S REPORT
Unqualified review opinion

01.07 – CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 – DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL DATE	4 – TYPE	5 – PET BEGINS ON	6 – TYPE OF SHARE	7 – DIVIDENDS PER SHARE
01	RCA	07/16/2010	Interest on Capital Payable	08/31/2010	ON	0.2000000000
02	RCA	07/16/2010	Interest on Capital Payable	08/31/2010	PN	0.2000000000
03	RCA	10/22/2010	Interest on Capital Payable		PN	0.1400000000
04	RCA	10/22/2010	Interest on Capital Payable		PN	0.1400000000

Page:   2

01.01– IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Taxpayers Record Number)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (R$ Thousand)	4 – AMOUNT OF CHANGE (R$ Thousand)	5 – REASON FOR CHANGE	7 – NUMBER OF SHARES ISSUED (Thousands)	8 – SHARE ISSUE PRICE (R$)
01	04/22/2010	85,108,544	6,141,854	Revenue Reserves/Capital	0	0,000000000
02	09/29/2010	153,122,915	68,014,371	Public subscription	2,293,908	29.6500000000
03	09/29/2010	200,160,863	47,037,948	Public subscription	1,788,516	26.3000000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE	2 - SIGNATURE
11/11/2010

Page:   3

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
1	Total Assets	456,193,378	320,052,362
1.01	Current Assets	94,960,734	54,075,785
1.01.01	Cash and Cash Equivalents	39,923,918	16,798,113
1.01.01.01	Cash and Banks	250,058	645,862
1.01.01.02	Short Term Investments	39,673,860	16,152,251
1.01.02	Accounts Receivable, net	16,573,775	12,844,381
1.01.02.01	Customers	16,573,775	12,844,381
1.01.02.01.01	Customers	3,549,556	2,187,257
1.01.02.01.02	Subsidiary and Affiliated Companies	8,325,037	7,790,090
1.01.02.01.03	Other Accounts Receivable	5,137,333	3,173,144
1.01.02.01.04	Allowance for Doubtful Accounts	(438,151)	(306,110)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	16,300,242	14,437,132
1.01.04	Other	22,162,799	9,996,159
1.01.04.01	Dividends Receivable	641,001	779,937
1.01.04.02	Recoverable Taxes	5,427,530	4,049,161
1.01.04.03	Prepaid Expenses	1,417,174	1,267,027
1.01.04.04	Other Current Assets	664,251	432,694
1.01.04.05	Marketable Securities	12,761,403	1,717,566
1.01.04.06	Advances to Suppliers	1,251,440	1,749,774
1.02	Non-current Assets	361,232,644	265,976,577
1.02.01	Long-Term Assets	56,615,647	73,468,430
1.02.01.01	Miscellaneous Credits	5,677,984	5,556,351
1.02.01.01.01	Petroleum and Alcohol Accounts – STN	820,396	816,714
1.02.01.01.02	Marketable Securities	4,498,984	4,179,820
1.02.01.01.03	Investments in Privatization Process	1,331	1,331
1.02.01.01.04	Other Accounts Receivable	357,273	558,486
1.02.01.02	Accounts Receivable, net	33,186,352	49,183,729
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	33,186,352	49,183,729
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	17,751,311	18,728,350
1.02.01.03.01	Project Financing	598,700	2,330,497
1.02.01.03.02	Deferred Income Tax and Social Contribution	3,269,148	3,309,932
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1,923,308	1,898,559
1.02.01.03.04	Deferred PASEP/COFINS	7,132,175	6,431,385
1.02.01.03.05	Judicial Deposits	2,200,861	1,690,787
1.02.01.03.06	Advance for Pension Plan	0	0
1.02.01.03.07	Advances to Suppliers	1,185,175	1,899,651
1.02.01.03.08	Prepaid Expenses	1,053,072	830,041
1.02.01.03.09	Inventories	60,390	25,617

Page:   4

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
1.02.01.03.10	Other Non-Current Assets	328,482	311,881
1.02.02	Fixed Assets	304,616,997	192,508,147
1.02.02.01	Investments	48,516,390	39,373,050
1.02.02.01.01	In Affiliates	2,426,746	574,975
1.02.02.01.02	In Affiliates - Goodwill	1,692,453	1,692,453
1.02.02.01.03	In subsidiaries	43,699,574	36,407,008
1.02.02.01.04	In subsidiaries - Goodwill	549,665	549,665
1.02.02.01.05	Other investments	147,952	148,949
1.02.02.02	Property, Plant and Equipment	177,812,172	149,446,792
1.02.02.03	Intangible	78,008,999	3,216,485
1.02.02.04	Deferred Charges	279,436	471,820

Page:   5

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
2	Liabilities and Shareholders’ Equity	456,193,378	320,052,362
2.01	Current Liabilities	69,152,641	79,074,060
2.01.01	Loans and Financing	8,245,524	3,122,983
2.01.01.01	Financing	7,623,157	2,452,406
2.01.01.02	Interest on Financing	622,367	670,577
2.01.02	Debentures	0	0
2.01.03	Suppliers	10,499,074	9,670,467
2.01.04	Taxes, Contribution and Participation	7,168,356	8,267,724
2.01.05	Dividends payable	1,826,230	2,333,053
2.01.06	Accruals	3,747,712	4,353,440
2.01.06.01	Payroll and Related Charges	2,452,456	1,906,782
2.01.06.02	Provision for Contingencies	54,000	54,000
2.01.06.03	Pension plan	661,696	591,686
2.01.06.04	Healthcare benefits plan	531,118	531,118
2.01.06.05	Profit sharing for employees and management	48,442	1,269,854
2.01.07	Debts with Subsidiaries and Affiliated Companies	17,778,988	31,848,600
2.01.07.01	Suppliers	17,778,988	31,848,600
2.01.08	Others	19,886,757	19,477,793
2.01.08.01	Advances from Customers	564,228	133,917
2.01.08.02	Project Financing	502,414	351,302
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	3,018,354	3,556,808
2.01.08.04	Deferred Income	0	0
2.01.08.05	Credit Rights Assingned - FIDC-NP	12,716,767	14,318,379
2.01.08.06	Others	3,084,994	1,117,387
2.02	Non-Current Liabilities	89,080,408	76,069,829
2.02.01	Long-term Liabilities	89,080,408	76,069,829
2.02.01.01	Loans and Financing	29,244,949	26,003,967
2.02.01.01.01	Financing	29,244,949	26,003,967
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	35,122,722	30,199,945
2.02.01.03.01	Healthcare Benefits Plan	10,235,059	9,535,187
2.02.01.03.02	Provision for Contingencies	897,977	197,650
2.02.01.03.03	Pension Plan	3,769,771	3,612,199
2.02.01.03.04	Deferred Income Tax and Social Contribution	20,219,915	16,854,909
2.02.01.04	Subsidiaries and Affiliated Companies	866,306	904,939
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	23,846,431	18,960,978
2.02.01.06.01	Provision for Dismantling of Areas	4,449,588	4,418,856
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	15,850,842	10,903,870
2.02.01.06.03	Deferred Income	156,764	62,121
2.02.01.06.04	Others Accounts and Expenses Payable	3,389,237	3,576,131

Page:   6

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
2.03	Deferred income	0	0
2.05	Shareholders’ Equity	297,960,329	164,908,473
2.05.01	Subscribed and Paid-In Capital	200,160,863	78,966,691
2.05.01.01	Paid in Capital	200,160,863	78,966,691
2.05.02	Capital Reserves	164,696	1,936,809
2.05.02.01	AFRMM and Other	0	0
2.05.02.02	Fiscal Incentive - Income Tax	0	514,857
2.05.02.03	Expenditure with issuing of shares	(416,353)	0
2.05.02.04	Changes of participation in subsidiaries	581,049	1,421,952
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	0	0
2.05.04	Revenue Reserves	79,803,766	85,430,762
2.05.04.01	Legal	10,901,656	10,901,656
2.05.04.02	Statutory	394,834	1,294,207
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retention of Earnings	67,410,096	72,123,265
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	1,097,180	1,111,634
2.05.05	Equity valuation adjustments	(47,178)	(156,982)
2.05.05.01	Adjustments of securities	95,623	6,365
2.05.05.02	Accumulated translation adjustments	(142,801)	(163,347)
2.05.05.03	Adjustments in business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	17,878,182	(1,268,807)
2.05.07	Advance for Future Capital Increase	0	0

Page:   7

03.01 - UNCONSOLIDATED STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009
3.01	Gross Operating Revenues	53,125,227	151,900,090	46,069,371	129,647,473
3.02	Sales Deductions	(12,462,125)	(35,370,839)	(10,802,925)	(30,221,904)
3.03	Net Operating Revenues	40,663,102	116,529,251	35,266,446	99,425,569
3.04	Cost of Products and Services Sold	(25,479,914)	(70,747,178)	(20,177,122)	(55,433,458)
3.05	Gross profit	15,183,188	45,782,073	15,089,324	43,992,111
3.06	Operating Expenses	(4,451,346)	(14,144,098)	(5,677,019)	(16,583,436)
3.06.01	Selling	(1,870,980)	(5,768,689)	(1,736,635)	(5,027,209)
3.06.02	General and Administrative	(1,479,124)	(3,984,193)	(1,405,540)	(3,791,192)
3.06.02.01	Management and Board of Directors Remuneration	(1,536)	(4,379)	(1,316)	(3,932)
3.06.02.02	Administrative	(1,477,588)	(3,979,814)	(1,404,224)	(3,787,260)
3.06.03	Financial	187,136	188,733	41,113	739,591
3.06.03.01	Income	751,045	2,561,976	1,595,329	5,158,488
3.06.03.02	Expenses	(563,909)	(2,373,243)	(1,554,216)	(4,418,897)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3,753,493)	(9,445,741)	(5,653,798)	(15,220,257)
3.06.05.01	Taxes	(135,345)	(291,829)	(98,002)	(256,806)
3.06.05.02	Cost of Research and Technological Development	(478,085)	(1,241,804)	(413,973)	(1,111,605)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(491,913)	(1,894,545)	(585,361)	(1,981,082)
3.06.05.05	Healthcare and Pension Plan	(319,027)	(1,058,324)	(313,267)	(972,366)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(65,321)	(2,660)	(1,080,328)	(5,794,579)
3.06.05.07	Other Operating Expenses, Net	(2,263,802)	(4,956,579)	(3,162,867)	(5,103,819)
3.06.06	Equity Pick-up	2,465,115	4,865,792	3,077,841	6,715,631
3.07	Operating Income	10,731,842	31,637,975	9,412,305	27,408,675
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page:   8

03.01 - UNCONSOLIDATED STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009
3.09	Income before Taxes/Profit Sharing	10,731,842	31,637,975	9,412,305	27,408,675
3.10	Income Tax and Social Contribution	(220,946)	(3,804,765)	(1,092,708)	(5,610,583)
3.11	Deferred Income Tax	(1,956,127)	(3,350,361)	(411,869)	713,652
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Capital	0	0	0	0
3.15	Net Income for the period	8,554,769	24,482,849	7,907,728	22,511,744
	Number of Shares. Ex-Treasury (Thousand)	12,856,500	12,856,500	8,774,076	8,774,076
	Net Income per Share (Reais)	0.66540	1.90432	0.90126	2.56571
	Loss per Share (Reais)

Page:   9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009
4.01	Net Cash - Operating Activities	(2,368,905)	4,871,022	2,964,119	19,373,407
4.01.01	Cash provided by operating activities	12,404,105	31,207,274	12,622,754	39,124,434
4.01.01.01	Net income for the year	8,554,769	24,482,849	7,907,728	22,511,744
4.01.01.02	Minority interest	0	0	0	0
4.01.01.03	Equity in earnings (losses) of significant investments	(2,465,115)	(4,865,792)	(3,077,841)	(6,715,631)
4.01.01.04	Goodwill/discount - Amortization	0	0	0	0
4.01.01.05	Depreciation, exhaustion and amortization	2,895,719	7,860,539	2,663,597	7,313,234
4.01.01.06	Loss on recovery of assets	24,716	28,885	279,859	121,439
4.01.01.07	Write-off of dry wells	229,155	1,080,351	304,412	963,735
4.01.01.08	Residual value of permanent assets written off	16,421	31,028	9,291	39,733
4.01.01.09	Exchange and monetary variation and charges on financing	1,192,313	(760,947)	4,123,839	15,603,832
4.01.01.10	Deferred income and social contribution taxes, net	1,956,127	3,350,361	411,869	(713,652)
4.01.02	Changes in assets and liabilities	(15,835,165)	(28,032,187)	(10,899,179)	(19,114,234)
4.01.02.01	Accounts receivable	(2,537,122)	(2,994,504)	484,803	447,176
4.01.02.02	Inventories	(1,280,316)	(1,783,814)	(1,381,116)	(2,495,282)
4.01.02.03	Petroleum and alcohol accounts - STN	(2,170)	(3,682)	(1,542)	(7,041)
4.01.02.05	Accounts payable to suppliers	1,096,621	555,161	777,484	(1,392,042)
4.01.02.06	Taxes, fees and contributions	(945,198)	(3,534,402)	1,346,772	2,475,004
4.01.02.07	Project financing obligations	50,564	151,691	22,929	26,320
4.01.02.08	Healthcare and pension plans	337,891	1,118,317	346,413	809,815
4.01.02.09	Short term operations with subsidiaries and affiliated company	(12,555,435)	(21,540,954)	(12,494,922)	(18,978,184)
4.01.03	Others	1,062,155	1,695,935	1,240,544	(636,793)
4.01.03.01	Other assets	(262,913)	(712,070)	(1,028,133)	(2,278,292)
4.01.03.02	Other liabilities	1,325,068	2,408,005	2,268,677	1,641,499
4.02	Net Cash - Investment Activities	(27,211,320)	(49,940,061)	2,475,909	(36,614,968)
4.02.01	Investments in business segments	(17,551,481)	(40,166,724)	(11,758,824)	(31,680,444)
4.02.02	Investments in marketable securities	(10,114,572)	(11,043,837)	14,527,904	(4,032,484)

Page:  10

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009
4.02.03	Other investments	(291,535)	(447,571)	(300,108)	(1,168,683)
4.02.04	Dividends received	752,239	1,633,279	421,138	1,497,227
4.02.05	Undertakings under negotiation	(5,971)	84,792	(414,201)	(1,230,584)
4.03	Net Cash - Financing Activities	51,662,305	68,194,844	9,880,728	26,912,514
4.03.01	Financing and loans, net	9,765,637	28,256,993	17,329,288	20,528,600
4.03.02	Non standard Credit Rights Investment Fund	(3,377,640)	(1,601,612)	(4,022,736)	16,218,760
4.03.03	Dividends paid to shareholders	(1,604,697)	(5,339,542)	(3,425,824)	(9,834,846)
4.03.04	Payment of capital	47,236,397	47,236,397	0	0
4.03.05	Expenditure with issuing of shares	(357,392)	(357,392)	0	0
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	22,082,080	23,125,805	15,320,756	9,670,953
4.05.01	Opening balance of cash and cash equivalents	17,841,838	16,798,113	5,618,511	11,268,314
4.05.02	Closing balance of cash and cash equivalents	39,923,918	39,923,918	20,939,267	20,939,267

Page:   11

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/(ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	85,108,544	1,404,647	0	79,803,766	11,149,642	118,554	177,585,153
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	85,108,544	1,404,647	0	79,803,766	11,149,642	118,554	177,585,153
5.04	Income / loss for the period	0	0	0	0	8,554,769	0	8,554,769
5.05	Distributions	0	0	0	0	(1,826,229)	0	(1,826,229)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(1,826,229)	0	(1,826,229)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	(165,732)	(165,732)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	78,992	78,992
5.07.02	Accumulated translation adjustments	0	0	0	0	0	(244,724)	(244,724)
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	115,052,319	0	0	0	0	0	115,052,319
5.08.01	Capital increase with issuing of shares	120,248,559	0	0	0	0	0	120,248,559
5.08.02	Capital increase with reserves	0	0	0	0	0	0	0
5.08.03	Capital to be paid in	(5,196,240)	0	0	0	0	0	(5,196,240)
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	(1,239,951)	0	0	0	0	(1,239,951)
5.11.01	Changes of participation in subsidiaries	0	(823,598)	0	0	0	0	(823,598)
5.11.02	Expenditure with issuing of shares	0	(416,353)	0	0	0	0	(416,353)
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	200,160,863	164,696	0	79,803,766	17,878,182	(47,178)	297,960,329

Page:   12

05.02- STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/(ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	350	85,430,762	0	(1,033,609)	163,879,051
5.02	Prior year adjustments	0	1,421,952	(350)	0	(1,268,807)	876,627	1,029,422
5.03	Adjusted balance	78,966,691	1,936,809	0	85,430,762	(1,268,807)	(156,982)	164,908,473
5.04	Income / loss for the period	0	0	0	0	24,482,849	0	24,482,849
5.05	Distributions	0	0	0	0	(5,335,860)	0	(5,335,860)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(5,335,860)	0	(5,335,860)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	109,804	109,804
5.07.01	Adjustments of marketable securities	0	0	0	0	0	89,258	89,258
5.07.02	Accumulated translation adjustments	0	0	0	0	0	20,546	20,546
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	121,194,172	(514,857)	0	(5,626,996)	0	0	115,052,319
5.08.01	Capital increase with issuing of shares	120,248,559	0	0	0	0	0	120,248,559
5.08.02	Capital increase with reserves	6,141,853	(514,857)	0	(5,626,996)	0	0	0
5.08.03	Capital to be paid in	(5,196,240)	0	0	0	0	0	(5,196,240)
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	(1,257,256)	0	0	0	0	(1,257,256)
5.11.01	Changes of participation in subsidiaries	0	(840,903)	0	0	0	0	(840,903)
5.11.02	Expenditure with issuing of shares	0	(416,353)	0	0	0	0	(416,353)
5.12	Others	0	0	0	0	0	0	0
5.12.01	Accumulated consolidation adjustments	0	0	0	0	0	0	0
5.13	Closing balance	200,160,863	164,696	0	79,803,766	17,878,182	(47,178)	297,960,329

Page:   13

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
1	Total Assets	507,697,010	350,306,679
1.01	Current Assets	111,415,032	74,373,575
1.01.01	Cash and Cash Equivalents	47,291,933	29,034,228
1.01.01.01	Cash and Banks	2,719,207	2,853,964
1.01.01.02	Short Term Investments	44,572,726	26,180,264
1.01.02	Accounts Receivable, net	18,407,326	14,062,355
1.01.02.01	Customers	18,407,326	14,062,355
1.01.02.01.01	Customers	14,562,380	10,992,121
1.01.02.01.02	Credits with Affiliated Companies	231,862	970,004
1.01.02.01.03	Other Accounts Receivable	5,311,838	3,646,083
1.01.02.01.04	Allowance for Doubtful Accounts	(1,698,754)	(1,545,853)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	21,359,227	19,447,693
1.01.04	Other	24,356,546	11,829,299
1.01.04.01	Dividends Receivable	105,224	17,688
1.01.04.02	Recoverable Taxes	8,181,848	7,022,538
1.01.04.03	Prepaid Expenses	1,360,309	1,288,623
1.01.04.04	Other Current Assets	3,195,351	3,376,626
1.01.04.05	Marketable Securities	11,513,814	123,824
1.02	Non-current Assets	396,281,978	275,933,104
1.02.01	Long-Term Assets	39,065,183	34,923,056
1.02.01.01	Credits	9,898,908	8,598,611
1.02.01.01.01	Petroleum and Alcohol Accounts	820,396	816,714
1.02.01.01.02	Marketable Securities	4,932,885	4,638,959
1.02.01.01.03	Investments in Privatization Process	2,233	2,233
1.02.01.01.04	Accounts Receivable, net	4,143,394	3,140,705
1.02.01.02	Credits with Affiliated Companies	135,158	147,335
1.02.01.02.01	With Affiliates	135,158	147,335
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	29,031,117	26,177,110
1.02.01.03.01	Projects Financings	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	6,657,480	6,676,029
1.02.01.03.03	Deferred ICMS	2,389,046	2,526,968
1.02.01.03.04	Deferred PASEP/COFINS	8,165,815	6,917,479
1.02.01.03.05	Other Taxes	205,375	110,973
1.02.01.03.06	Judicial Deposits	2,612,503	1,988,688
1.02.01.03.07	Advance for Migration - Pension Plan	0	0
1.02.01.03.08	Advance to Suppliers	6,358,512	5,364,878
1.02.01.03.09	Prepaid Expenses	1,169,137	1,431,565
1.02.01.03.10	Compulsory Loans - Eletrobras	10	54

Page:   14

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 09/30/2010	4 - 12/31/2009
1.02.01.03.11	Inventories	75,853	38,933
1.02.01.03.12	Other Non-current Assets	1,397,386	1,121,543
1.02.02	Fixed Assets	357,216,795	241,010,048
1.02.02.01	Investments	8,773,659	5,659,760
1.02.02.01.01	In Affiliates	6,583,292	3,460,634
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	472,538	486,806
1.02.02.01.06	Discount - Acquisition Investments	0	0
1.02.02.01.07	Goodwill - Acquisition Investments	1,717,829	1,712,320
1.02.02.02	Property, Plant and Equipment	265,329,864	227,079,424
1.02.02.03	Intangible	83,113,272	8,270,864
1.02.02.04	Deferred Charges	0	0

Page:   15

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
2	Liabilities and Shareholders’ Equity	507,697,010	350,306,679
2.01	Current Liabilities	65,310,035	54,828,766
2.01.01	Loans and Financing	22,686,151	15,165,535
2.01.01.01	Financing	21,472,847	13,746,575
2.01.01.02	Interest on Financing	1,213,304	1,418,960
2.01.02	Debentures	0	0
2.01.03	Suppliers	19,580,195	17,081,600
2.01.04	Taxes, Contribution and Participation	9,327,789	10,590,141
2.01.05	Dividends Payable	1,826,230	2,333,053
2.01.06	Accruals	4,283,503	5,060,993
2.01.06.01	Payroll and Related Charges	2,918,495	2,303,944
2.01.06.02	Provision for Contingencies	54,000	54,000
2.01.06.03	Pension Plan	696,614	641,774
2.01.06.04	Healthcare benefits plan	565,952	565,952
2.01.06.05	Profit sharing for employees and management	48,442	1,495,323
2.01.07	Debts with Subsidiaries and Affiliated Companies	159,540	128,092
2.01.08	Other	7,446,627	4,469,352
2.01.08.01	Advances from Customers	984,650	559,657
2.01.08.02	Projects Financing	364,049	212,359
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	234,629	390,252
2.01.08.04	Deferred Income	7,467	7,474
2.01.08.05	Others	5,855,832	3,299,610
2.02	Non-current Liabilities	140,908,210	128,363,836
2.02.01	Long-term Liabilities	140,908,210	128,363,836
2.02.01.01	Loans and Financing	91,974,017	84,992,180
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	41,161,074	35,487,429
2.02.01.03.01	Healthcare Benefits Plan	10,969,806	10,208,276
2.02.01.03.02	Contingency Accrual	1,656,394	865,299
2.02.01.03.03	Provision for Pension plan	4,161,657	3,956,070
2.02.01.03.04	Deferred Income Tax and Social Contribution	24,327,176	20,405,737
2.02.01.03.05	Other Deferred Taxes	46,041	52,047
2.02.01.04	Subsidiaries and Affiliated Companies	60,953	52,433
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	7,712,166	7,831,794
2.02.01.06.01	Provision for Dismantling of Areas	4,764,343	4,790,500
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	259,069	349,482
2.02.01.06.03	Deferred Income	205,674	231,204
2.02.01.06.04	Others Accounts and Expenses Payable	2,483,080	2,460,608
2.03	Deferred Income	0	0
2.04	Non-controlling Interest	4,117,783	2,909,819

Page:   16

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
2.05	Shareholders’ equity	297,360,982	164,204,258
2.05.01	Realized capital	200,160,863	78,966,691
2.05.01.01	Paid in Capital	200,160,863	78,966,691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	164,696	1,936,809
2.05.02.01	AFRMM subsidy	0	0
2.05.02.02	Fiscal Incentive - Income Tax	0	514,857
2.05.02.03	Expenditure with issuing of shares	(416,353)	0
2.05.02.04	Changes of participation in subsidiaries	581,049	1,421,952
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	0	0
2.05.04	Revenue Reserves	77,830,744	83,457,740
2.05.04.01	Legal	10,901,656	10,901,656
2.05.04.02	Statutory	394,834	1,294,207
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained Earnings	65,437,074	70,150,243
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	1,097,180	1,111,634
2.05.05	Equity valuation adjustments	(47,178)	(156,982)
2.05.05.01	Adjustments of securities	95,623	6,365
2.05.05.02	Accumulated translation adjustments	(142,801)	(163,347)
2.05.05.03	Adjustments in business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	19,251,857	0
2.05.07	Advance for Capital Increase	0	0

Page:   17

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	Gross Operating Revenues	68,868,741	199,076,976	60,297,788	169,854,859
3.02	Sales Deductions	(14,129,698)	(40,294,484)	(12,401,165)	(34,716,769)
3.03	Net Operating Revenues	54,739,043	158,782,492	47,896,623	135,138,090
3.04	Cost of Products and Services Sold	(35,093,718)	(100,440,112)	(28,837,088)	(79,169,633)
3.05	Gross profit	19,645,325	58,342,380	19,059,535	55,968,457
3.06	Operating Expenses	(6,774,417)	(23,292,864)	(6,897,090)	(21,058,404)
3.06.01	Selling	(2,139,537)	(6,487,961)	(1,941,215)	(5,553,085)
3.06.02	General and Administrative	(2,116,771)	(5,843,175)	(1,964,341)	(5,539,486)
3.06.02.01	Management and Board of Directors Remuneration	(11,673)	(31,271)	(8,447)	(25,702)
3.06.02.02	Administrative	(2,105,098)	(5,811,904)	(1,955,894)	(5,513,784)
3.06.03	Financial	44,542	27,018	241,914	383,560
3.06.03.01	Income	981,589	2,663,905	912,557	2,598,376
3.06.03.02	Expenses	(937,047)	(2,636,887)	(670,643)	(2,214,816)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(2,791,931)	(10,808,301)	(3,547,066)	(10,687,958)
3.06.05.01	Taxes	(214,670)	(592,745)	(108,871)	(435,611)
3.06.05.02	Cost of Research and Technological Development	(505,462)	(1,311,698)	(415,861)	(1,120,569)
3.06.05.03	Impairment	(406)	(194,160)	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(801,150)	(2,429,915)	(705,882)	(2,358,183)
3.06.05.05	Healthcare and Pension Plan	(341,334)	(1,129,802)	(337,518)	(1,037,504)
3.06.05.06	Net Monetary and Exchanges Variation	1,923,625	609,854	1,204,640	(656,544)
3.06.05.07	Other Operating Expenses, Net	(2,852,534)	(5,759,835)	(3,183,574)	(5,079,547)
3.06.06	Equity Pick-up	229,280	(180,445)	313,618	338,565
3.07	Operating income	12,870,908	35,049,516	12,162,445	34,910,053
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page:   18

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.09	Income before Taxes/Profit sharing	12,870,908	35,049,516	12,162,445	34,910,053
3.10	Income Tax and Social Contribution	(963,723)	(5,913,553)	(2,345,900)	(8,595,746)
3.11	Deferred Income Tax	(2,775,496)	(3,870,628)	(1,026,144)	(158,216)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ capital	0	0	0	0
3.14	Non-controlling Interest	(565,237)	(677,618)	(850,725)	(3,765,733)
3.15	Net Income/loss for the period	8,566,452	24,587,717	7,939,676	22,390,358
	NUMBER OF SHARES. EX-TREASURY (Thousand)	12,856,500	12,856,500	8,774,076	8,774,076
	NET INCOME PER SHARE (Reais)	0.66631	1.91247	0.90490	2.55188
	LOSS PER SHARE (Reais)

Page:   19

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	5 - 01/01/2009 to 09/30/2009
4.01	Net Cash - Operating Activities	15,073,915	38,008,854	16,670,986	38,188,221
4.01.01	Cash provided by operating activities	14,400,135	42,931,428	12,437,877	35,428,826
4.01.01.01	Net income for the year	8,566,452	24,587,717	7,939,676	22,390,358
4.01.01.02	Minority interest	565,237	677,618	850,724	3,765,733
4.01.01.03	Equity in earnings (losses) of significant investments	(229,280)	180,445	(313,618)	(338,565)
4.01.01.04	Goodwill/discount - Amortization	0	0	0	0
4.01.01.05	Depreciation, exhaustion and amortization	4,062,980	10,951,530	3,678,524	10,341,015
4.01.01.06	Loss on recovery of assets	199,946	714,074	412,176	549,958
4.01.01.07	Write-off of dry wells	355,946	1,262,000	305,829	1,070,893
4.01.01.08	Residual value of permanent assets written off	(384)	202,273	5,536	185,653
4.01.01.09	Exchange and monetary variation and charges on financing	(1,896,258)	485,143	(1,467,114)	(2,694,435)
4.01.01.10	Deferred income and social contribution taxes, net	2,775,496	3,870,628	1,026,144	158,216
4.01.02	Changes in assets and liabilities	(1,648,751)	(7,069,997)	1,848,357	1,009,049
4.01.02.01	Accounts receivable	(2,793,913)	(5,410,142)	410,454	(336,260)
4.01.02.02	Inventories	(1,931,690)	(2,303,373)	(1,782,922)	(2,103,670)
4.01.02.03	Petroleum and alcohol accounts - STN	(2,170)	(3,682)	(1,542)	(7,041)
4.01.02.05	Accounts payable to suppliers	3,344,769	2,556,452	1,110,107	(335,669)
4.01.02.06	Taxes, fees and contributions	(855,746)	(4,029,945)	1,719,202	2,925,098
4.01.02.07	Project financing obligations	50,564	151,691	23,378	26,320
4.01.02.08	Healthcare and pension plans	364,189	1,207,783	381,489	857,457
4.01.02.09	Short term operations with subsidiaries / affiliated companies	175,246	761,219	(11,809)	(17,186)
4.01.03	Others	2,322,531	2,147,423	2,384,752	1,750,346
4.01.03.01	Other assets	269,388	(390,731)	561,366	(1,254,282)
4.01.03.02	Other liabilities	2,053,143	2,538,154	1,823,386	3,004,628
4.02	Net Cash - Investment Activities	(36,973,412)	(72,624,851)	(18,445,476)	(50,621,595)
4.02.01	Investments in business segments	(25,250,484)	(59,979,241)	(18,292,061)	(49,834,841)
4.02.02	Investments in marketable securities	(11,378,664)	(11,343,887)	43,373	374,086

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10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.02.03	Other investments	(357,854)	1,525,069)	(208,555)	(1,207,044)
4.02.04	Dividends received	13,590	223,346	11,767	46,204
4.02.05	Undertakings under negotiation	0	0	0	0
4.03	Net Cash - Financing activities	45,331,333	53,100,985	22,015,079	27,152,013
4.03.01	Financing and loans, net	57,025	11,561,522	25,440,903	36,986,859
4.03.02	Non standard Credit Rights Investment Fund	0	0	0	0
4.03.03	Dividends paid to shareholders	(1,604,697)	(5,339,542)	(3,425,824)	(9,834,846)
4.03.04	Capital increase	47,236,397	47,236,397	0	0
4.03.05	Expenditure with issuing of shares	(357,392)	(357,392)	0	0
4.04	Exchange variation on cash and cash equivalents	(349,769)	(227,283)	(226,895)	(507,170)
4.05	Increase (decrease) in cash and cash equivalents	23,082,067	18,257,705	20,013,694	14,211,469
4.05.01	Opening balance of cash and cash equivalents	24,209,866	29,034,228	10,296,783	16,099,008
4.05.02	Closing balance of cash and cash equivalents	47,291,933	47,291,933	30,310,477	30,310,477

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11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	85,108,544	1,404,647	0	77,830,744	12,511,634	118,554	176,974,123
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	85,108,544	1,404,647	0	77,830,744	12,511,634	118,554	176,974,123
5.04	Income / loss for the period	0	0	0	0	8,566,452	0	8,566,452
5.05	Distributions	0	0	0	0	(1,826,229)	0	(1,826,229)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(1,826,229)	0	(1,826,229)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	(165,732)	(165,732)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	78,992	78,992
5.07.02	Accumulated translation adjustments	0	0	0	0	0	(244,724)	(244,724)
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	115,052,319	0	0	0	0	0	115,052,319
5.08.01	Capital increase with issuing of shares	120,248,559	0	0	0	0	0	120,248,559
5.08.02	Capital increase with reserves	0	0	0	0	0	0	0
5.08.03	Capital to be paid in	(5,196,240)	0	0	0	0	0	(5,196,240)
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	(1,239,951)	0	0	0	0	(1,239,951)
5.11.01	Additional capital contribution	0	(823,598)	0	0	0	0	(823,598)
5.11.02	Expenditure with issuing of shares	0	(416,353)	0	0	0	0	(416,353)
5.12	Others	0	0	0	0	0	0	0
5.12.01	Accumulated consolidation adjustments	0	0	0	0	0	0	0
5.13	Closing balance	200,160,863	164,696	0	77,830,744	19,251,857	(47,178)	297,360,982

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11.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010 (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	1,936,809	0	83,457,740	0	(156,982)	164,204,258
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78,966,691	1,936,809	0	83,457,740	0	(156,982)	164,204,258
5.04	Income / loss for the period	0	0	0	0	24,587,717	0	24,587,717
5.05	Distributions	0	0	0	0	(5,335,860)	0	(5,335,860)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(5,335,860)	0	(5,335,860)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	109,804	109,804
5.07.01	Adjustments of marketable securities	0	0	0	0	0	89,258	89,258
5.07.02	Accumulated translation adjustments	0	0	0	0	0	20,546	20,546
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	121,194,172	(514,857)	0	(5,626,996)	0	0	115,052,319
5.08.01	Capital increase with issuing of shares	120,248,559	0	0	0	0	0	120,248,559
5.08.02	Capital increase with reserves	6,141,853	(514,857)	0	(5,626,996)	0	0	0
5.08.03	Capital to be paid in	(5,196,240)	0	0	0	0	0	(5,196,240)
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	(1,257,256)	0	0	0	0	(1,257,256)
5.11.01	Additional capital contribution	0	(840,903)	0	0	0	0	(840,903)
5.11.02	Expenditure with issuing of shares	0	(416,353)	0	0	0	0	(416,353)
5.12	Others	0	0	0	0	0	0	0
5.12.01	Accumulated consolidation adjustments	0	0	0	0	0	0	0
5.13	Closing balance	200,160,863	164,696	0	77,830,744	19,251,857	(47,178)	297,360,982

Page:   23

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

06.01 - NOTES TO THE QUARTERLY INFORMATION

1        The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated to prospecting, drilling, refining, processing, trading and transporting petroleum originating from wells, schist or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy, and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities.

2        Presentation of the financial statements

Consolidated financial statements

The consolidated interim financial statements are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Company financial statements

The Company interim financial statements are being presented in accordance with  accounting practices generally accepted in Brazil, observing the provisions contained in the Corporation Law and they incorporate the changes introduced by Law 11638/07 and Law 11941/09, complemented by the new pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) during 2009, to be applied as from 2010.

The pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and the rules of the Brazilian Securities Commission (CVM) are converging with the international accounting standards issued by the IASB. Some adjustments were made to the company financial statements aiming at aligning and adjusting them to consolidated financial statements in accordance with IFRS, as required by CVM Resolution 610/09 (CPC 43 – Initial Adoption of the Technical Pronouncements). Accordingly, the Company financial statements do not present differences in relation to the consolidated statements according to IFRS, except for the maintenance of deferred charges, as established in CPC 43. The reconciliations of shareholders’ equity and results of the parent company with the consolidated statements are described in note 3.4.

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Financial statements for 2009

Until December 31, 2009, Petrobras presented its Company and consolidated financial statements in accordance with accounting practices generally accepted in Brazil, which incorporated the changes introduced through Law 11.638/07 and Law 11.941/09 (Provisional Measure 449/08), complemented by the pronouncements of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) until December 31, 2008.

As established in CVM Resolution 609/09 (CPC 37 – Initial Adoption of International Accounting Standards), international standards were implemented retroactively to January 1, 2009.  Accordingly, the accounting information originally disclosed was adjusted and is being presented in accordance with international accounting standards.

The comparison of the balance sheet on the date of adoption of IFRS and the other adjusted information for 2009 with the amounts disclosed on those dates is presented in notes 3.2 and 3.3.

3        Adoption of international accounting standards

In the balance sheet for adoption of IFRS as of January 1, 2009, mandatory exceptions and certain optional exemptions for retroactive application of the IFRS were applied in accordance with CPC 37 and are presented as follows:

3.1    Transition of the accounting practices

a)   Exchange variations recorded in a specific shareholders’ equity account

The Company adopted CPC 02 – Effects of changes in the exchange rates and translation of the financial statements (IAS 21) in fiscal year 2008. However, at to the date of the opening balance of January 1, 2009, the balance of accumulated translation adjustments existing as of December 31, 2008 in the amount of R$ 636,264 thousand, was transferred to retained earnings aiming at equivalence to the exemption of IFRS 1 from not calculating retroactively the exchange variations of investments in subsidiaries and affiliated companies with a functional currency different from the parent company.

b)   Capitalization of loan costs

The Company capitalized financial charges only for the loans directly linked to a construction project, pursuant to CVM Resolution 193/96, applicable until December 31, 2008. From January 1, 2009 onwards, the Company also capitalized financial charges based on an average funding rate applied to the balance of work in progress, thus adopting the exemption established in IFRS 1 of not changing retroactively the criteria for computing capitalizable costs.

Page:   25

c)    Business combinations

Business combinations occurring up to and including December 31, 2008 were recorded in the accounting pursuant to CVM Instruction 247/96. On adopting IFRS, the Company chose not to apply retroactively the requirements of CPC 15 – Business Combinations (IFRS 3), as permitted by IFRS 1. Therefore, the goodwill existing at December 31, 2008, net of amortization, was maintained and is no longer amortized.  The balances of negative goodwill existing as of December 31, 2008, in the amount of R$ 815,655 thousand, were recognized against retained earnings on the date of transition to IFRS, also resulting in the reversal of amortizations recognized in the income statement.

The discounts verified in the acquisitions of Special Purpose Entities (SPE), during 2009, were recorded reducing the investment balances. For IFRS purposes they are considered as transactions with partners as owners, since the Company already controlled their operating activities and, consequently, consolidated their financial statements pursuant to CVM Instruction 408/04. Pursuant to CPC 36 – Consolidated Statements (IAS 27), the amount of R$ 1,421,952 thousand was recognized directly in shareholders’ equity in 2009.

d) Provision for abandonment of wells and dismantling of areas

The costs for abandonment of assets and dismantling of areas are calculated considering the future costs discounted at a rate free of risk recorded in assets and liabilities when the obligation is incurred.

Until December 31, 2008, Petrobras adopted as an accounting practice SFAS pronouncement 143 – Accounting for Asset Retirement Obligations of the Financial Accounting Standards Board (FASB), pursuant to which the future obligation with abandonment of wells and dismantling of production areas should be recorded in the accounting at its present value as a provision, considering the historic rates for each period for which the provision was recorded. With the adoption of ICPC 12 – Changes in Liabilities for Deactivation, Restoration and Other Similar Liabilities (IFRIC 1), the provision for abandonment of wells and dismantling of areas should reflect the effects of the changes in the current discount rate from one period to another.

The Company recorded the amount of R$ 1,273,166  thousand in retained earnings on the transition date, adopting the exemption from not using the provision at the time that the obligation had incurred, so that the cost of property, plant and equipment reflects the changes in the balance of the provision.

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e) Post-retirement benefits

There is no difference in accounting practices for the valuation of post-employment benefits between CVM Resolution 371/00, in force until December 31, 2008, and CPC 33 – Benefits for Employees (IAS 19), since on the adoption of IFRS the Company chose to maintain the corridor method for the recording of actuarial gains and losses in the income statement.  Accordingly, the moment of initial adoption of these pronouncements, different from the date of creation of the plans, could produce different balances for unrecognized actuarial gains and losses.

The balance of unrecognized actuarial gains and losses at December 31, 2008, in the amount of R$ 580,000 thousand, was fully recorded against retained earnings on the transition date, thus adopting the exemption established in IFRS 1. Actuarial gains and losses generated after the transition date will be recognized in the income statement by the corridor method.

f) Deferred expenses and revenues

Law 11.941/09 extinguished deferred assets, permitting maintaining the balance as of December 31, 2008, which will continue to be amortized in up to 10 years, subject to impairment testing, which was adopted by the Company in the individual accounting statements, in accordance with that established by CPC 43.

Pursuant to IFRS pre-operating expenses and gains should be recorded as expenses and revenues, respectively, when incurred. With the adoption of IFRS, the amount of
R$ 1,035,983 thousand was recorded in retained earnings in consolidated.

g) Public service concessions

The Company exercises shared control over state gas distributors, which are proportionally consolidated to the share Petrobras holds in the capital of these companies. These distributors operate under concessions and their activities are classified within the requirements of ICPC 01 – Concession Agreements (IFRIC 12). Consequently, rights presented as part of the property, plant and equipment of these companies, in the amount of R$ 575,499 thousand, are now addressed as intangible assets.

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h) Reclassifications

The following reclassifications were made aiming to adjust the Company’s presentation to the requirements of IFRS.

•         Advances to suppliers that used to be presented as part of inventories or property, plant and equipment, were classified to specific lines for advances in current and non-current assets;

•         Deferred income tax and social contributions, which used to be presented under current assets and liabilities, were reclassified to non-current assets and liabilities and, when applicable, are presented at their net amounts;

•         Certain balances presented as part of deferred assets that met the criteria for recognition in IFRS were reclassified to prepaid expenses.

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3.2    Comparison of the financial statements adjusted to IFRS and those published

3.2.1  Consolidated balance sheets

		R$ thousand
	01/01/2009(*)		12/31/2009
		Adjusted to		Adjusted to
Assets	As published	IFRS	As published	IFRS
Current assets
Cash and cash equivalents	15,888,596	16,099,008	28,795,714	29,034,228
Marketable securities	288,751	288,751	123,824	123,824
Trade accounts receivable, net	14,903,732	14,968,941	13,984,270	14,062,355
Dividends receivable	20,101	20,101	17,688	17,688
Inventories	19,977,171	18,391,281	21,424,651	19,447,693
Taxes, contributions and profit-sharing	9,641,247	7,912,950	9,650,733	7,022,538
Prepaid expenses	1,393,879	1,395,172	1,287,454	1,288,623
Other current assets	1,461,801	3,014,457	1,389,681	3,376,626
	63,575,278	62,090,661	76,674,015	74,373,575

Non-current assets
Long-term receivables
Trade accounts receivable, net	1,326,522	1,330,819	3,285,420	3,288,040
Petroleum and alcohol account – STN	809,673	809,673	816,714	816,714
Marketable securities	4,066,280	4,066,280	4,638,959	4,638,959
Deposits in court	1,853,092	1,853,092	1,988,688	1,988,688
Prepaid expenses	1,400,072	1,635,240	1,294,277	1,431,565
Deferred income tax and social contribution	10,238,308	12,967,379	12,931,807	16,231,449
Inventories	303,929	113,740	180,618	38,933
Other long-term receivables	1,256,967	6,354,179	1,243,548	6,488,708
	21,254,843	29,130,402	26,380,031	34,923,056

Investments	5,106,495	5,674,147	3,148,357	5,659,760
Property, plant and equipment	190,754,167	185,693,589	230,230,518	227,079,424
Intangible assets	8,003,213	9,592,456	6,808,331	8,270,864
Deferred charges	3,469,846	-	2,365,998	-
	228,588,564	230,090,594	268,933,235	275,933,104
	292,163,842	292,181,255	345,607,250	350,306,679

(*) Date of initial adoption

Page:   29

		R$ thousand
	01/01/2009(*)		12/31/2009
Liabilities		Adjusted to		Adjusted to
	As published	IFRS	As published	IFRS
Current liabilities
Financing	12,451,137	12,688,871	13,571,170	13,746,575
Interest on financing	823,330	950,825	1,316,041	1,418,960
Contractual commitments with transfer of benefits, risks and
control of assets	585,045	585,045	390,252	390,252
Accounts payable to suppliers	17,027,579	17,168,421	16,980,678	17,081,600
Taxes, contributions and profit-sharing	12,741,382	8,563,605	12,747,880	10,590,141
Proposed dividends	9,914,707	9,914,707	2,333,053	2,333,053
Project financing	188,858	188,858	212,359	212,359
Pension plan	627,988	627,988	641,774	641,774
Healthcare plan	523,714	523,714	565,952	565,952
Salaries, vacation pay and charges	2,016,430	2,027,008	2,293,528	2,303,944
Provision for contingencies	54,000	54,000	54,000	54,000
Advances from clients	666,107	666,107	556,208	559,657
Provision for profit-sharing for employees and officers	1,344,526	1,344,526	1,495,323	1,495,323
Deferred income	5,929	5,929	7,474	7,474
Other accounts and expenses payable	3,586,429	2,984,350	4,863,945	3,427,702
	62,557,161	58,293,954	58,029,637	54,828,766

Non-current liabilities
Financing	50,049,441	50,438,874	84,702,691	84,992,180
Contractual commitments with transfer of benefits, risks and	804,998	804,998	349,482	349,482
control of assets
Subsidiaries and affiliated companies	49,289	49,289	52,433	52,433
Deferred income tax and social contribution	13,165,132	17,632,684	17,290,995	20,457,784
Pension plan	3,475,581	3,891,041	3,561,330	3,956,070
Healthcare plan	10,296,679	9,309,086	11,184,849	10,208,276
Provision for contingencies	890,326	912,343	844,951	865,299
Provision for dismantling of areas	6,581,618	5,417,312	4,896,343	4,790,500
Deferred income	1,292,906	229,373	1,232,227	231,204
Other accounts and expenses payable	1,982,355	2,226,387	2,387,546	2,460,608
	88,588,325	90,911,387	126,502,847	128,363,836

Shareholders' equity
Paid in capital	78,966,691	78,966,691	78,966,691	78,966,691
Capital reserves	514,857	514,779	514,857	1,936,809
Revaluation reserve	10,284	-	350	-
Profit reserves	58,643,049	61,623,889	79,521,014	83,457,740
Accumulated translation adjustments	636,264	-	455,322	(163,347)
Equity valuation adjustments	(405,863)	(405,863)	6,365	6,365
	138,365,282	140,699,496	159,464,599	164,204,258
Non-controlling interest	2,653,074	2,276,418	1,610,167	2,909,819
Total shareholders' equity	141,018,356	142,975,914	161,074,766	167,114,077
	292,163,842	292,181,255	345,607,250	350,306,679

(*) Date of initial adoption

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3.2.2        Reconciliation of consolidated shareholders’ equity

	R$ thousand
	01/01/2009(*)	12/31/2009
Shareholders’ equity as published	138,365,282	159,464,599
Capitalization of loan costs		2,493,675
Business combinations	815,655	2,247,811
Provision for abandonment of wells and dismantling of areas	1,273,149	434,227
Post-retirement benefits	580,000	587,133
Deferred expenses and revenues	(1,035,983)	(950,660)
Deferred taxes	611,366	(158,185)
Others	90,027	85,658
Consolidated shareholders’ equity adjusted to IFRS	140,699,496	164,204,258

(*) Date of initial adoption

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3.2.3        Consolidated income statement

	R$ thousand
	Jan-Sep/2009

	As published	Adjusted to IFRS
Gross operating income
Sales
Products	169,460,968	169,584,519
Services, mainly freight	270,341	270,340
	169,731,309	169,854,859
Sales charges	(34,654,123)	(34,716,769)
Net operating income	135,077,186	135,138,090
Cost of goods and services sold	(79,408,880)	(79,308,755)
Gross profit	55,668,306	55,829,335

Operating income (expenses)
Sales	(5,366,572)	(5,369,273)
Administrative and general expenses	-	-
Officers' and board of directors' fees	(25,702)	(25,702)
Administrative	(5,526,923)	(5,513,784)
Tax	(435,611)	(435,611)
Cost of research and technological development	(1,120,569)	(1,120,569)
Exploration costs for the extraction of crude oil and gas	(2,586,699)	(2,358,183)
Healthcare and pension plans	(1,030,370)	(1,037,504)
Other operating income and expenses, net	(5,212,448)	(5,124,238)
	(21,304,894)	(20,984,864)

Financial results
Revenues	2,595,644	2,598,376
Expenses	(4,258,099)	(2,214,816)
Exchange and monetary variations, net	(941,090)	(656,543)

	(2,603,545)	(272,983)

Equity in earnings of investments	311,504	338,565

Net income before income tax and social contribution	32,071,371	34,910,053

Income tax and social contribution
Current	(8,596,357)	(8,595,746)
Deferred charges	524,511	(158,216)
	(8,071,846)	(8,753,962

Net income	23,999,525	26,156,091

Net income attributable to minority interests	(3,146,689)	(3,765,733)

Net income attributable to shareholders of Petrobras	20,852,836	22,390,358

Basic and diluted income per share	2.38	2.56

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3.2.4        Reconciliation of consolidated net income

R$ thousand
Jan - Sep/2009
Net income as published	20,852,836
Capitalization of loan costs	2,199,586
Deferred taxes	(490,661)
Others	(171,403)
Net income adjusted to IFRS	22,390,358

3.2.5        Consolidated cash flows

	R$ thousand
	Jan-Sep/2009
		Adjusted to
	As published	IFRS
Net income	20,852,836	22,390,358
Adjustments to reconcile the net income	14,320,659	13,038,468
Changes in assets and liabilities	3,006,359	2,759,395
Cash provided by operating activities:	38,179,854	38,188,221

Cash used in investment activities	(50,621,595)	(50,621,595)
Investments in business segments	(49,834,841)	(49,834,841)
Marketable securities	374,086	374,086
Dividends	46,204	46,204
Other investments	(1,207,044)	(1,207,044)

Cash used in financing activities	27,152,013	27,152,013
Financing	36,986,859	36,986,859
Dividends	(9,834,846)	(9,834,846)

Effect of exchange variation on cash and cash equivalents	(510,580)	(507,170)
Net change in cash for the period	14,199,692	14,211,469
Cash at beginning of period	15,888,594	16,099,008
Cash at end of period	30,088,286	30,310,477

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3.3              Effects of the adoption of international standards in the individual financial statements

	R$ thousand
	01/01/2009 (*)	12/31/2009
Parent company shareholders' equity as published	144,051,139	163,879,051
Capitalization of loan costs		2,493,675
Business combinations	815,655	2,247,811
Provision for abandonment of wells and dismantling of areas	1,273,149	434,227
Post-retirement benefits	580,000	587,133
Absorption of unsecured liabilities of a subsidiary (*)	(4,160,317)	(3,584,428)
Deferred taxes	308,549	(404,629)
Profit on sale of products in inventories of subsidiaries (**)	(1,525,539)	(830,024)
Others	90,027	85,657
Parent company shareholders' equity adjusted to international accounting standards (CPC)	141,432,663	164,908,473

(*) Date of initial adoption

 (**) As required by CPC18 – Investment in Affiliated Companies and Subsidiaries.

R$ thousand
Jan-Sep/2009
Parent company net income as published	20,950,892
Capitalization of loan costs	2,199,586
Absorption of unsecured liabilities of a subsidiary	(280,056)
Others	(358,678)
Parent company net income adjusted to international accounting standards (CPC)	22,511,744

3.4       Reconciliation of the balance sheet and net income of consolidated with those of the parent company

	R$ thousand
	Shareholders equity		Net income
	09.30.2010	12.31.2009	Jan-Sep/2010	Jan-Sep/2009
Consolidated - IFRS	301,478,765	167,114,077	25,265,335	26,156,091
Non-controlling interest	(4,117,783)	(2,909,819)	(677,618)	(3,765,733)
Attributable to shareholders of Petrobras	297,360,982	164,204,258	24,587,717	22,390,358
Net deferred assets from the tax effects	599,347	704,215	(104,868)	121,386
Parent company adjusted to international accounting standards (CPC)
	297,960,329	164,908,473	24,482,849	22,511,744

The consolidated statements presented in tables 08.01, 08.02, 09.01 and 10.01 were prepared in accordance with the CPC (Accounting  Pronouncements Committee) and IFRS. The only difference is the treatment of deferred assets, which pursuant to the CPC remain recorded in the individual demonstrations and pursuant to IFRS should be recorded as expenses and revenue, respectively, when incurred, and, therefore, were written off in the consolidated statements.

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4        Description of significant accounting policies

4.1    Changes in accounting practices

The Company reviewed the useful economic life of the assets related to the Supply segment and to the thermoelectric power stations of the Gas and Energy segment, based on the reports of external appraisers, which resulted in the following changes in rates:

Estimated useful life	Former	Current
Industrial equipment and apparatus for refining	10 years	20 years
Ducts	10 years	31 years
Tanks for storage of products	10 years	26 years
Thermoelectric power stations	20 years	23 years

The effects of the change in the estimated useful life of these assets were recognized as from January 1, 2010 and, therefore, the depreciation for the period from January to September, 2010 was decreased by R$ 782,951 thousand (R$ 609,275 thousand in the parent company).

4.2    Below, we describe in detail the other accounting practices adopted by the Company that did not undergo changes with respect to fiscal year 2009:

4.2.1     Functional currency

The Company’s functional currency is the Real.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the parent company are recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the income statement upon realization of the investments.

The income statements and cash flows of the invested companies in a stable economic environment with a functional currency different from the parent company are  translated into Reais at the monthly average exchange rate. Assets and liabilities are translated at the final rate and the other items of shareholders’ equity are translated at the historic rate.

4.2.2     Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions.  These estimates include: petroleum and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for contingent liabilities, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual outcome may differ from these estimates.

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4.2.3      Statement of income

Income, recognized on the accrual basis, includes income, charges and monetary or exchange gains and losses at official indices or rates, due on current and non-current assets and liabilities, including, when applicable, the effects of adjustments to present value of significant transactions, adjustments to market value or realization value, as well as the allowance for doubtful accounts recorded at a limit considered sufficient to cover possible losses on the realization of accounts receivable.

Revenue from the sale of products is recognized in the income statement when the risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service.

4.2.4     Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within  three months or less of the date of acquisition.

4.2.5     Marketable securities

The Company classifies  marketable securities on initial recognition, based on Management’s strategies for these securities in the following categories:

•       Securities for trading are stated at fair value. Interest, monetary updating and changes resulting from the valuation to fair value are recorded in the income statement when incurred.

•       Securities available for sale are stated at fair value. Interest and monetary updating are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement.

•       Securities held to maturity are stated at cost of acquisition, plus interest and monetary updating, which are recorded in the income statement when incurred.

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4.2.6     Inventories

Inventories are presented as follows:

•       Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the costs for importing and production, adjusted, when applicable, to their realizable value;

•       Oil and alcohol products are stated at the average cost of refining or purchase, adjusted, when applicable, to their realizable value;

•       Materials and supplies are stated at the average purchase cost which does not exceed replacement cost. Imports in transit are stated at the identified cost.

4.2.7     Corporate investments

Investments in subsidiaries, jointly controlled subsidiaries and also in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, are presented at the equity accounting method.

4.2.8     Property, plant and equipment

PPE is stated at the cost of acquisition, restated monetarily until December 31, 1995 for the companies headquartered in Brazil, and until fiscal year 2002 for the companies headquartered in Argentina, and the rights that have as objects tangible assets intended for the maintenance of the Company’s activities, resulting from transactions that transfer the benefits, risks and control of these assets, are stated at fair value or, if lower, by the present value of the minimum payments of the contract.

The equipment and facilities for petroleum and gas production related to the respective developed wells are depreciated according to the monthly volume of production in relation to the proven and developed reserves of each producing field.  The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production.  Other equipment and assets not related to petroleum and gas production are depreciated by the straight line method according to their estimated useful life.

Expenditure on exploration and development of petroleum and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs should be considered as expenses for the period in which they occur. The cost of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the income statement when they are identified.

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Capitalized costs are depreciated using the unit of production method in relation to the proven, developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and are reviewed annually or in case of indications of material changes.

Material expenses arising from maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment. These stoppages occur in programmed periods, on average every 4 years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

4.2.9     Intangible assets

They are stated at the cost of acquisition, less accumulated amortization and impairment losses. They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of petroleum or natural gas, onerous assignment of exploration rights in blocks of the pre-salt area and public service concessions, in addition to trademarks and patents, software and goodwill from expectations of future profitability resulting from acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries). Goodwill resulting from acquisition of an interest in affiliated companies is presented in the investment.

The signing bonus and onerous assignment are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life.

4.2.10 Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008 in the Company statement, which will continue to be amortized in up to 10 years, subject to impairment testing in conformity with the Law 11941/09.

4.2.11 Decrease to recoverable value  – Impairment

The Company evaluates the items of property, plant and equipment, intangible assets with a definite useful life and deferred charges (individual) when there are indications their book values will not be recoverable. The assets that have an indefinite useful life, such an as goodwill for expectations of future profitability, are tested for impairment on an annual basis, regardless of whether there are indications for an impairment or not.

When applying the impairment test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value.   The recoverable value is the higher value of the net sales value of an asset and its value in use.  Considering the particularities of the Company’s assets, the recoverable value used for evaluation of the impairment test is the value in use, except when specifically indicated.

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The value in use is estimated based on the net present value of future cash flows, resulting from the company’s best estimates. The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate.  This rate is derived from the structured post-tax rate in the weighted average cost of capital (WACC). The main assumptions for the cash flows are:  prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments required for carrying out the projects.

These evaluations are made at the lowest level of assets for which there are identifiable cash flows. Assets connected with the exploration and development of petroleum and gas production are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the decrease in the value of goodwill for expectations of future profitability.

4.2.12 Loans and financing

They are initially recognized  at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

4.2.13 Contracts with transfer of benefits, risks and control of assets

The Company records the rights that have as their objects tangible assets intended for the maintenance of the Company’s activities resulting from operations that transferred the benefits, risks and control of these assets, as well as their correlated liability,  in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract.

4.2.14 Abandonment of wells and dismantling of areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a contra entry to the provision recorded in the liabilities that will bear these expenses.  The interest incurred through the updating of the provision is classified as a financial expense.

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4.2.15 Derivative financial instruments and hedge operations

All the derivative instruments are recognized in the balance sheet, both in assets and in liabilities, and are stated at fair value.

In the operations with derivatives, for hedge against variations in the prices of oil and oil products and currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges, gains and losses resulting from the changes in their fair value are recorded in equity valuation adjustments in shareholders’ equity, until their settlement.

4.2.16 Income tax and social contributions

These taxes are calculated and recorded based on the effective rates applicable on the date of preparation of the financial statements. Deferred taxes are recognized as a result of temporary differences, tax losses carried forward and negative basis of social contribution, when applicable.

4.2.17 Employee benefits

Provisions are recorded for the actuarial commitments with pension and retirement plans and the healthcare plan, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized  during the employees’ time of service.

The projected credit unit method considers each period of service as a generating fact for an additional unit of benefit, which is accumulated for the computation of the final obligation.  Additionally, other actuarial assumptions are used, such as  estimates of the evolution of costs with healthcare benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees.

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active employees.

The Company also contributes to the national pension and social security plans of international subsidiaries, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred.

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4.2.18 Government subsidies and assistance

Government subsidies for investments are recognized as revenue throughout the period, compared with the expenses that intends to offset on a systematic basis, and are invested in Petrobras in the following manner:

•       Subsidies for re-investments: in the same proportion as the depreciation of the asset, and

•       Direct subsidies related to the operating profit: directly in the income statement.

The amounts allocated to the income statement will be distributed to the tax incentive reserve, in shareholders’ equity.

5        Cash and cash equivalents

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009

Cash and banks	2,719,207	2,853,964	250,058	645,862
Interest earning bank deposits
- In Brazil
Exclusive investment funds:
.Interbank deposit	20,547,717	10,636,809	18,768,235	8,428,509
Government bonds	3,348,991	6,992,964
Credit rights			4,523,116	3,442,384
Financial investment funds:
.Exchange	1,807	4,008
.Interbank deposit	1,395,376	1,283,825
Others	363,446	205,567	259,180	114,085
	25,657,337	19,123,173	23,550,531	11,984,978
- Abroad
. Time deposit	16,167,274	5,423,782	15,266,289	3,950,737
. Fixed interest security	2,748,115	1,633,309	857,040	216,536
	18,915,389	7,057,091	16,123,329	4,167,273

Total financial investments	44,572,726	26,180,264	39,673,860	16,152,251
Total cash and cash equivalents	47,291,933	29,034,228	39,923,918	16,798,113

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Financial investments in Brazil have immediate liquidity and are represented by quotas of exclusive funds, the resources of which are invested in federal government bonds and derivative operations, executed by the managers of the funds, with future US dollar and Interbank Deposit (DI) contracts with a guarantee from BM&FBOVESPA, as described in note 31.  The exclusive funds do not have material financial liabilities, which are limited to the daily liabilities of adjustments of the positions on the BM&FBOVESPA, audit services, service fees related to the custody of the assets and execution of financial operations and other administrative expenses.  The balances of financial investments are recorded at cost plus accrued income, which is recognized proportionally at the balance sheet date at amounts not exceeding their respective market values.

At  September 30, 2010, the Parent company had amounts invested in the Petrobras System’s non-standard credit investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/or non-performing credit rights of operations carried out by companies of the Petrobras System, and aims to optimize the financial management of the cash of the Parent company and its subsidiaries. The assignments of credit rights recorded in the current liabilities of the Parent company in the amount of R$ 12,716,767 thousand (R$ 14,318,379 thousand at December 31, 2009) were offset in Consolidated financial statements with the amounts invested in the FIDC-NP. The investments in government bonds in the FIDC-NP are recorded as Cash and cash equivalents (Consolidated) according to their respective realization terms.

At September 30, 2010 and December 31, 2009, the Company and its subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company’s projects, mainly the CLEP, Malhas, Marlim Leste (P-53) and Gasene projects, equivalent to R$ 14,126,622 thousand (R$ 12,724,142 thousand at December 31, 2009). These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

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6        Trade accounts receivable

6.1    Trade accounts receivable, net

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010		12.31.2009
Clients
Third parties	19,333,460	15,129,275	3,549,556		2,187,257
Related parties (Note 7.1)	367,019	1,117,339	41,511,393	(*)	56,973,820	(*)
Others	5,669,110	3,646,083	5,494,602		3,731,629
	25,369,589	19,892,697	50,555,551		62,892,706

Less: allowance for doubtful accounts	(2,683,711)	(2,542,302)	(438,151)		(306,110)
	22,685,878	17,350,395	50,117,400		62,586,596
Less: non-current trade accounts receivable, net	(4,278,552)	(3,288,040)	(33,543,625)		(49,742,215)
Short-term accounts receivable, net	18,407,326	14,062,355	16,573,775		12,844,381

(*) It does not include the balances of the dividends receivable of R$ 641,001 thousand as of  September 30, 2010 (R$ 779,937 thousand as of December 31, 2009), reimbursements receivable of R$ 461,753 thousand as of September 30, 2010 (R$ 1,511,022 thousand as of December 31, 2009) and a Credit Assignment Investment Fund of R$ 6,100,668 thousand as of September 30 2010 (R$  4,678,719 thousand at December 31, 2009).

6.2    Changes in the provision for doubtful accounts

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Opening balance for the year	2,542,302	2,813,902	306,110	291,265
Additions (*)	244,979	246,126	137,063	36,909
Write-offs (*)	(103,570)	(517,726)	(5,022)	(22,064)
Closing balance	2,683,711	2,542,302	438,151	306,110

Current	1,698,754	1,545,853	438,151	306,110
Non-current	984,957	996,449

(*) Includes exchange variation gains on the allowance for doubtful accounts recorded in companies abroad.

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7        Related parties

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market conditions. Intercompany loans are made in accordance with market conditions and applicable legislation.

At September 30, 2010 and December 31, 2009, losses were not expected on the realization of these accounts receivable.

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7.1  Assets

	R$ thousand
	PARENT COMPANY
	CURRENT ASSETS			NON-CURRENT ASSETS
	Accounts receivable, mainly for sales	Cash and cash equivalents and marketable securities	Dividends receivable	Advance for capital increase	Amounts related to construction of gas pipeline	Loans	Other operations	Reimbursement receivable	TOTAL ASSETS

SUBSIDIARIES (*)
BR Distribuidora	1,413,609					172,015			1,585,624
Gaspetro	1,027,650		31,530	3	876,690	15,620			1,951,493
PIFCo	3,241,516						2,965		3,244,481
Downstream	179,179					212,361			391,540
Transpetro	243,892		361,974						605,866
PIB-BV Holanda	218,220					1,096,289	80,093		1,394,602
Brasoil	10,414					29,881,660	6,874		29,898,948
BOC						30,008	515		30,523
Petrobras Comercializadora Energia Ltda	72,340								72,340
Petrobras Biocombustível S.A.	52,288			127,208					179,496
Breitener Energética	25					336,188			336,213
Termoelétricas	96,541		231,576	85,381		223,101			636,599
Refinaria Abreu e Lima	390,565		3						390,568
Cayman Cabiunas Investment	18,331							266,792	285,123
Other subsidiaries	152,664		15,918	20,131			16,247		204,960
	7,117,234		641,001	232,723	876,690	31,967,242	106,694	266,792	41,208,376
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	480,707							71,676	552,383
Nova Transportadora do Sudeste - NTS	468,139							34,732	502,871
PDET Off Shore								88,425	88,425
Credit Rights Investment Fund (**)	(443,914)	6,544,582							6,100,668
Other SPEs	95,784							128	95,912
	600,716	6,544,582						194,961	7,340,259
AFFILIATED COMPANIES	163,176			3,000					166,176

09/30/2010	7,881,126	6,544,582	641,001	235,723	876,690	31,967,242	106,694	461,753	48,714,811
12/31/2009	7,308,859	5,159,950	779,937	295,107	973,404	47,837,083	78,137	1,511,022	63,943,499

(*) Including subsidies and jointly controlled subsidies.

 (**) Composed of (R$ 703,233) thousand in assigned/performed receivables and R$ 259,319 thousand in prepaid expenses.

Page:   45

R$ thousand
Interest rates for active loans

Index	09.30.2010	12.31.2009

TJLP + 5% p.a.	44,346	49,432
LIBOR + 1 a 3% p.a.	27,961,831	44,797,544
1,70% p.a.	212,361	223,917
101% of CDI	143,289	171,474
14,5% p.a.	77,152	77,175
IGPM + 6% p.a.	145,949	146,223
Other rates	3,382,314	2,371,318
	31,967,242	47,837,083

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turn key contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it is being paid off in the form of transport services over 12 years, since January 2000.

At September 30, 2010, the balance of the rights for future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10.7% p.a., is              R$ 279,177 thousand (R$ 338,558 thousand at December 31, 2009), of which R$ 170,675 thousand is classified as long term receivables as an advance to suppliers (R$ 231,045 thousand at December 31, 2009) which includes the amount of R$ 96,873 thousand (R$ 101,912 thousand at December 31, 2009) related to the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At  September 30, 2010, Petrobras’ total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$  876,690 thousand (R$ 973,404 thousand at December 31, 2009), and is classified under long-term assets as accounts receivable, net.

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7.2  Liabilities

	R$ thousand
	PARENT COMPANY
	CURRENT LIABILITIES						NON-CURRENT LIABILITIES
	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Affreightment of Platforms	Contractual commitments with transfer of benefits, risks and control of assets	Assigned receivables flow - FIDC	Other operations	Contractual commitments with transfer of benefits, risks and control of assets	Loans	Other operations	TOTAL LIABILITIES
SUBSIDIARIES (*)
BR Distribuidora	(202,667)	(8,981)							(454,757)	(666,405)
Gaspetro	(491,753)	(368,864)								(860,617)
PIFCo	(13,297,799)	(125,655)							(358,840)	(13,782,294)
PNBV	(112,321)		(1,506,674)							(1,618,995)
Downstream	(39,745)									(39,745)
Transpetro	(419,824)					(50)				(419,874)
PIB-BV Holanda	(605,982)	(6,823)				(5)				(612,810)
Brasoil	(152,196)	(10,414)	(15,097)							(177,707)
Termoelétricas	(231,757)			(27,069)			(584,489)			(843,315)
Marlim Participações S.A				(372,877)			(318,863)			(691,740)
Cia Locadora de Equipamentos Petrolíferos				(1,747,265)			(2,359,205)			(4,106,470)
Other subsidiaries	(140,146)	(4,856)		(17,997)		(27)	(130,776)			(293,802)
	(15,694,190)	(525,593)	(1,521,771)	(2,165,208)		(82)	(3,393,333)		(813,597)	(24,113,774)
SPECIFIC PURPOSE ENTITIES
PDET Offshore				(169,511)		(138,943)	(1,399,276)			(1,707,730)
Nova Transportadora do Nordeste NTN				(150,467)			(1,228,813)			(1,379,280)
Nova Transportadora do Sudeste NTS				(143,614)			(1,048,063)			(1,191,677)
Charter Development LLC				(176,936)			(2,880,983)			(3,057,919)
Gasene Participações S/A				(121,150)			(5,900,374)			(6,021,524)
Credit Rights Investment Fund					(12,716,767)					(12,716,767)
				(761,678)	(12,716,767)	(138,943)	(12,457,509)			(26,074,897)
AFFILIATED COMPANIES	(110,515)	(1,394)						(52,709)		(164,618)

09/30/2010	(15,804,705)	(526,987)	(1,521,771)	(2,926,886)	(12,716,767)	(139,025)	(15,850,842)	(52,709)	(813,597)	(50,353,289)
12/31/2009	(29,723,334)	(751,716)	(1,394,118)	(3,502,082)	(14,318,379)	(139,027)	(10,903,870)	(49,359)	(855,580)	(61,637,465)

(*) Including subsidies and jointly controlled subsidies of the respective entities.

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7.3

	Parent company
	Results

			Exchange and
	Operating income,	Net financial	monetary
	mainly from sales	income (expenses)	variations, net	TOTAL RESULTS
SUBSIDIARIES (*)
Petroquisa	184,695	11	2,994	187,700
BR Distribuidora	42,784,449	(10,386)	22,313	42,796,376
Gaspetro	3,605,835	(25,784)	3,994	3,584,045
PIFCo	15,410,075	(568,879)	124,708	14,965,904
PNBV		(952)	42,215	41,263
Downstream	2,509,188	2,948	16,165	2,528,301
Transpetro	389,632	3	24,070	413,705
PIB-BV Holanda	59,984	13,102	(45,316)	27,770
Brasoil		869,015	(705,251)	163,764
BOC
Petrobras Comercializadora Energia Ltda	324,185	1,231	9,513	334,929
Thermoelectric power plants	32,535	(68,132)	(11,110)	(46,707)
Marlim Participações S.A		(40,920)	782	(40,138)
Cia. Locadora de Equipamentos Petrolíferos		(332,092)		(332,092)
Refinaria Abreu e Lima	184,213			184,213
Petrobras Biocombustível
Cayman Cabiunas Investment Co.
Other subsidiaries	152,732	(8,612)	(16,510)	127,610
	65,637,523	(169,447)	(531,433)	64,936,643
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN		(76,458)		(76,458)
Nova Transportadora do Sudeste - NTS		(69,193)		(69,193)
PDET Offshore		(69,935)		(69,935)
Charter Development LLC		(362,382)	100,082	(262,300)
Gasene Participações S/A		(191,524)		(191,524)
Transportadora Gasene	110,382			110,382
Fundo de Investimento em Direitos Creditórios		227,609		227,609
Ether SPE's		(900)		(900)
	110,382	(542,783)	100,082	(332,319)

AFFILIATED COMPANIES	8,304,352	(2,695)	243	8,301,900

Jan-Sep/2010	74,052,257	(714,925)	(431,108)	72,906,224
Jan-Sep/2009	63,234,938	890,644	(6,138,107)	57,987,475

(*) Including subsidies and jointly controlled subsidies of the respective entities.

Page:   48

7.4  Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are based on contractual clauses that support the financial operations between its subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

At September 30, 2010, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

Date of maturity	R$ thousand						12.31.2009
				Ref. Abreu
of operations	PNBV	PifCo	PIB-BV	e Lima	TAG	Total	Total
2010	2,880,140	2,541,300				5,421,440	4,927,213
2011	1,543,642	1,255,995				2,799,637	1,302,505
2012	569,251	1,016,520	84,710			1,670,481	2,705,825
2013	126,006	633,988				759,994	799,578
2014	513,343	1,220,209	169,420			1,902,972	2,044,249
2015 onwards	9,007,113	19,336,581	1,016,520	8,827,118	5,087,417	43,274,749	38,671,761
	14,639,495	26,004,593	1,270,650	8,827,118	5,087,417	55,829,273	50,451,131

Petrobras has been importing and exporting equipment and material pursuant to Decree 4543/2002, which governs the special customs regime for exporting and importing assets intended for research activities and exploitation of oil and natural gas deposits (Repetro). The benefit of these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil.  An appropriate surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The appropriate sureties are being granted by Petrobras Distribuidora S/A (BR) and Petrobras Gás S/A (Gaspetro) and the remuneration charged is fixed at 0.30% p.a. on the amount of federal taxes that are suspended.

In the period from January to  September 2010, the expenses incurred by Petrobras for obtaining the appropriate sureties were:

	R$ thousand
	Jan-Sep/2010	Jan-Sep/2009
BR	11,632	15,163
Gaspetro	12,563	6,946
Total	24,195	22,109

Page:   49

7.5   Transactions with affiliated companies, government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with affiliated companies government entities and a pension fund resulted in the following balances:

	R$ thousand
	Consolidated
	09.30.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Affiliated companies	208,316	168,029	949,481	165,307
Braskem	71,378	66,749	593,931	75,508
Quattor	39,437	49,712	259,539	40,899
Ueg Araucária				550
Deten Química			11,179
Other affiliated companies	97,501	51,568	84,832	48,350

Government entities and pension funds	31,004,676	54,195,505	16,172,117	49,156,858
Petros (Pension fund)		171,688		523,284
Banco do Brasil S.A.	8,378,218	9,188,671	1,484,332	7,294,305
BNDES	2,785	35,355,006	1,085	34,928,827
Caixa Econômica Federal	1,022	5,674,560	571	3,952,649
Federal government - Proposed dividends		568,039		562,575
Deposits subject to legal proceedings (CEF and BB)	2,235,223		1,716,089	62,936
Petroleum and alcohol account - Federal government credits	820,396		816,714
Government bonds	18,969,825		11,560,978
National Agency for Petroleum, National Gas and Biofuels		2,262,459		1,321,702
Others	597,207	975,082	592,348	510,580
	31,212,992	54,363,534	17,121,598	49,322,165

Current	23,074,681	14,487,327	9,915,867	5,981,885
Non-current	8,138,311	39,876,207	7,205,731	43,340,280

Page:   50

The balances are classified in the Balance Sheet as follows:

	R$ thousand
	Consolidated
	09.30.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Current assets	23,074,681		9,915,867
Cash and cash equivalents	11,631,249		8,368,789
Trade accounts receivable	296,481		74,409
Marketable securities	10,739,936
Other current assets	407,015		1,472,669

Non-current assets	8,138,311		7,205,731
Petroleum and alcohol account - Federal government credits	820,396		816,714
Deposits subject to judicial proceedings	2,236,493		1,716,089
Marketable securities	4,880,284		4,582,648
Other assets	201,138		90,280

Current liabilities		14,487,327		5,981,885
Financing		11,096,113		2,835,604
Dividends and interest on shareholders' equity		568,039		691,017
Other current liabilities		2,823,175		2,455,264

Non-current liabilities		39,876,207		43,340,280
Financing		39,760,452		43,209,637
Other non-current liabilities		115,755		130,643
	31,212,992	54,363,534	17,121,598	49,322,165

7.6  Remuneration of the Company’s key personnel

The total remuneration of short-term benefits for the Company’s key personnel during the period from January to September 2010 was R$ 6,765 thousand (R$ 5,425 thousand in the period from January to September 2009), referring to seven officers and nine board members.

Page:   51

8        Inventories

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Products:
Oil products (*)	7,485,021	5,746,231	5,647,951	4,051,752
Alcohol (*)	553,552	471,914	272,739	237,196
	8,038,573	6,218,145	5,920,690	4,288,948

Raw materials, mainly crude oil (*)	9,835,015	9,724,432	7,534,504	7,260,937
Maintenance materials and supplies (*)	3,299,952	3,294,774	2,884,506	2,880,019
Others	261,540	249,275	20,932	32,845
Total	21,435,080	19,486,626	16,360,632	14,462,749

Current	21,359,227	19,447,693	16,300,242	14,437,132
Non-current	75,853	38,933	60,390	25,617

(*) Includes imports in transit.

9        Petroleum and alcohol accounts - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At September 30, 2010, the balance of the account was R$ 820,396 thousand and this can be discharged by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

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10   Marketable securities

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Available for sale	5,391,168	4,467,830	4,490,015	4,171,047
Trading	10,774,256		10,739,937
Held to maturity	281,275	294,953	2,030,435	1,726,339
	16,446,699	4,762,783	17,260,387	5,897,386
Less: current portion of securities	11,513,814	123,824	12,761,403	1,717,566
Non-current portion of securities	4,932,885	4,638,959	4,498,984	4,179,820

Securities available for sale include Series B  National Treasury Notes (NTN-B) in the amount of R$ 4,690,683 thousand (R$ 4,462,163 thousand in the Parent company) as of September 30, 2010, given in guarantee to Petros in 2008, after signing the Financial Commitment Agreement (Note 24) and are presented in non-current assets. These NTN-B are indexed to the IPCA (Amplified Consumer Price Index) with payment of six-monthly coupons of 6% p.a. and maturity in 2024 and 2035.

The securities for trading refer to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering their expectation of realization in the short term.

The securities held until maturity in the Parent company include investments in the nonstandard credit assignment investment fund (FIDC-NP) related to non-performing credit rights of its operating activities in the amount of R$ 2,021,466 thousand at September 30, 2010 and are presented in current assets.

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11   Project financing

Petrobras carries out projects jointly with Brazilian and international financial agents and  with companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

11.1    Specific purpose entities

The project financing is made feasible through Specific Purpose Entities (SPE), whose activities are, in essence, controlled by Petrobras through contractual commitments with the transfer of assumed benefits, risks and controls. To terminate each of the contracts, the Company has the right to exercise its option to purchase the assets or the total number of common shares of the Special Purpose Entities.

a) Projects with assets in operation

The assets and liabilities originating from these contractual commitments are recognized in the Company financial statements of Petrobras as from the entry into operation of these assets and they are presented in notes 14.1 and 17, respectively.

Project	Description	Main guarantees
PDET

PDET Offshore S.A. is the owner of the project’s  assets and its purpose is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast Region and for export.   These assets have been leased to Petrobras until 2019.

All the project’s assets
Malhas

A consortium between Transpetro, Transportadora Associada de Gás (TAG), formerly TNS, Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through the incorporation of assets related to the transport of natural gas.  TAG (a company fully owned by Gaspetro) provides assets already formed previously.  Transpetro contributes as operator of the gas pipelines.

Prepayments based on transport capacity to cover any eventual consortium cash shortages.

Gasene

Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1.4 thousand kilometers and a transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia.

The first segment of the Gasene project, the Cabiúnas-Vitória gas pipeline, entered into operation on November 10, 2008. The second segment of the Cacimbas-Catu gas pipeline entered into operation on May 1, 2010.

Pledge of credit rights. Pledge of the shares of the SPE. Purchase and sale option of the shares of the SPE
Marlim Leste (P-53)

To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit, P-53, which has been chartered from Charter Development LLC. The bare boat charter agreement, executed in November 2009,  will be valid for a period of 15 years as from March 2010.

All the project’s assets will be given in guarantee.

Others (Albacora, Albacora/Petros and PCGC)		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.

Page:   54

b) Project financing in progress

The assets originating from project financing in progress will be recorded into property, plant and equipment of the parent company  when these assets enter into operation and they are described in note 14 of the consolidated statements of Petrobras.

Project	Description	Main guarantees

Mexilhão US$ 756 million (*)

Construction of a platform (PMXL-1) for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform.  After it has been built, PMXL-1will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.

Pledge of credit rights. Pledge of the shares of the SPE.

Modernization of Revap US$ 1.65 billion (*)

The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap), bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels.  To do this, the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) was created, which will build and lease to Petrobras a delayed coking plant, a coke naphtha hydro-treatment unit and related units to be installed in this refinery.

The Executive Committee authorized an additional payment of funds of US$ 750 million.

Prepayments of leasing to cover any eventual cash shortages of CDMPI.

 (*) Estimated value of the investment in the project.

c) Project concluded with the exercise of the purchase option

Project	Description	Main guarantees

Amazônia

Project for construction of a gas pipeline between Coari and Manaus, and an LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A., and the construction of a  thermal electric power station through SPE Companhia de Geração Termelétrica Manauara S.A., which was taken over by Transportadora Urucu Manaus in June 2010. On August 18, 2010 the specific purpose entity  Transportadora Urucu Manaus (TUM) was taken over by Transportadora Associada de Gás (TAG). The financing contracted by the special purpose entity from BNDES (National Bank for Economic and Social Development) was amended and TAG became the beneficiary and Petrobras the guarantor of the transaction.

With the merger of the special purpose entity, the guarantees related to the project financing were also extinguished.
Barracuda and Caratinga

Project for the purpose of making the development of the production of the Barracuda and Caratinga fields, in the Campos Basin , viable. The special purpose entity Barracuda e Caratinga Leasing Company B.V. (BCLC) is responsible for the formation and ownership of all of the assets required for the project. On September 1, 2010, Petrobras Netherlands (PNBV) exercised its purchase option for the assets of the project  (P-43, P-48 and  subsea equipment) and Braspetro Oil Services (Brasoil) exercise its purchase option for  Barracuda e Caratinga Leasing Company B.V. (BCLC).

With the closing of the project, Brasoil’s guarantee for coverage of the financial requirements of BCLC was extinguished.

Page:   55

11.2    Reimbursements receivable and Ventures under negotiation

The balance of reimbursements receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties, is presented in a note 7.1.

The ventures under negotiation, which comprise the expenses already realized by Petrobras  for which there are no defined partners, total R$ 137,525 thousand at September 30, 2010 (R$ 752,107 thousand at December 31, 2009).

These expenditures are recorded in long-term assets as project financing in the individual statements of Petrobras and in property, plant and equipment in the consolidated financial statements.

12   Deposits in court

The deposits in court are presented according to the nature of the corresponding lawsuits:

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Labor	907,843	725,960	835,548	693,997
Tax (*)	1,187,853	888,324	908,304	661,620
Civil (*)	501,323	362,216	451,916	330,273
Others	15,484	12,188	5,093	4,897
Total	2,612,503	1,988,688	2,200,861	1,690,787

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

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13   Investments

13.1   Investments in subsidiaries, jointly controlled subsidiaries and affiliated companies (Parent company)

	R$ thousand
	09.30.2010	12.31.2009
Interests in subsidiaries and affiliated companies:
Petrobras Distribuidora S.A. - BR	9,103,730	8,245,045
Petrobras Netherlands B.V. - PNBV	7,997,424	3,929,214
Petrobras Gás S.A. - Gaspetro	7,403,400	6,790,000
Petrobras Química S.A. - Petroquisa	3,756,871	3,048,002
Termorio S.A.	2,277,158	3,029,716
Petrobras Transporte S.A. - Transpetro	2,252,980	2,097,385
Comperj Petroquimicos Básicos S.A.	2,169,966	1,011,002
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	2,166,472	1,894,365
Refinaria Abreu e Lima S.A.	1,923,613	1,731,531
Downstream Participações Ltda.	1,097,839	945,932
Petrobras Biocombustível S.A.	947,992	100,048
Termomacaé Ltda	671,242	934,302
Petrobras Comercializadora de Energia Ltda. - PBEN	389,047	344,422
FAFEN Energia S.A.	317,982	280,894
Comperj Poliolefinas S.A.	281,745	136,692
Termoceará Ltda.	266,292	236,332
Comperj PETS.A.	255,896	129,618
Baixada Santista Energia Ltda.	253,191	227,427
Usina Termelétrica de Juiz de Fora S.A.	139,095	147,066
Sociedad e Fluminense de Energia Ltda. - SFE	126,357	333,171
Comperj MEG S.A.	69,706	39,933
Comperj Estirênicos S.A.	69,201	31,933
Cordoba Financial Services GmbH	37,641	33
Termobahia S.A.	37,132	58,333
Breitener Energética S.A.	26,241	38,882
Petrobras Negócios Eletrônicos S.A. - E-Petro	25,149	24,420
Braspetro Oil Company - BOC	14,810
Fun do de Investimento Imob iliário RB Logística - FII	3,489
Nova Marlim Paricipações S.A.	1,672	1,017
Comperj Participações S.A.	1	1
Braspetro Oil Services Company - Brasoil		895,337
Marlim Participações S. A.		75,238
	44,083,334	36,757,291

Jointly controlled subsidiaries
Termoaçu S.A.	544,333	545,239
Brasil PCH S.A.	60,136	61,521
UTE Norte Fluminense S.A.	59,251	70,229
Ibiritermo S.A.	43,072	68,892
Participações em Complexos Bioenergéticos S.A. - PCBIOS	31,856	30,832
Cia Energética Manauara S.A.	23,463	19,557
Brasympe Energia S.A.	14,414	13,714
Brentech Energia S.A.	10,356	4,032
Refinaria de Petróleo Riograndense S.A.	8,265	7
PMCC Projetos de Transporte de Álcool S.A.	4,425	3,166
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	2,091
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	2,034
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	1,978
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	1,968
GNL do Nordeste		38
	807,642	817,227

Interests in affiliated companies
BRK - Investimentos Petroquímicos	1,969,813
Braskem	280,716
UEG Araucária Ltda.	129,700	130,117
Energética Camaçari Muricy I Ltd a	21,987	24,812
Arembepe Energia S.A.	16,429	9,714
Energética Suape II S.A.	4,909	1,635
Termelétrica Potiguar S.A.	1,246	4,502
Companhia Energética Potiguar	1,913	526
Energética Britarumã S.A.	33	33
Quattor Participações S.A.		403,636
	2,426,746	574,975
Total investments	47,317,722	38,149,493

Page:   57

13.2   Investments (Consolidated)

	R$ thousand
	09.30.2010	12.31.2009

Affiliated companies
BRK - Investimentos Petroquímicos	2,978,896
Braskem	1,091,056	1,195,388
Cruz Alta Participações S.A.	681,769
Petroritupano - Orielo	417,324	531,066
Petrowayu - La Concepción	324,327	390,031
Petrokariña - Mata	269,181	275,181
UEG Araucária	128,115	94,937
Copergás - Cia Pernambucana de Gás	83,898	83,396
Deten Química S.A.	76,471	68,855
Refinor	57,845	70,686
Quattor Participações S.A.		388,374
Other affiliated companies	474,410	362,720
	6,583,292	3,460,634
Goodwill in affiliated companies	1,717,829	1,712,320

Other investments	472,538	486,806
	8,773,659	5,659,760

13.3    Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock markets:

				Quotation on stock
				exchange		Market value
	Lot of a thousand shares			(R$ per share)		R$
Company	09.30.2010	12.31.2009	Type	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Subsidiaries
Petrobras Argentina (*)	678,396	678,396	ON	2.79	2.77	1,892,725	1,879,157
						1,892,725	1,879,157

Affiliated companies
Braskem	212,427	59,014	ON	14.00	12.44	2,973,978	734,134
Braskem	75,793	72,997	PNA	17.18	14.08	1,302,124	1,027,798
Quattor Petroquímica	45,736	51,111	PN	7.70	7.40	352,167	378,221
						4,628,269	2,140,153

(*) On January 1, 2009, Petrobras Energia Participaciones S.A. (PEPSA) was taken over by its subsidiary Petrobras Energia S.A. (PESA), which changed its company name to Petrobras Argentina S.A. (PASA).

Quotation for Pesa’s shares on the Buenos Aires stock exchange.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

Page:   58

13.4     Other information

a)    Investments abroad

Acquisition of the entire Pasadena Refinery

In a decision handed down at April 10, 2009, in an arbitration process existing between Petrobras America Inc. (PAI) and Astra Oil Trading NV (ASTRA) and others, which was in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option by ASTRA was confirmed as a valid with respect to PAI and subsidiaries of the remaining 50% of the shares of ASTRA in Pasadena Refining Systems Inc. (PRSI) and in the correlated trading company. PRSI owns the Pasadena Refinery, with an operating office in Texas. The operating, management and financial responsibilities had already been transferred to PAI since September 17, 2008, based on a preliminary arbitration decision on October 24, 2008.

According to the arbitration decision on April 10, 2009, the amount to be paid for the remaining 50% shareholding interest in the refinery and in the trading company was fixed at US$ 466 million. The payment would be made in three installments, the first in the amount of US$ 296 million (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$ 85 million each, with due dates fixed by the arbitrators for September 2009 and September 2010. The disputing parties presented requests for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel decided to confirm “in totum” the original decision without presenting any further explanations. The panel also decided that PAI should reimburse ASTRA an amount of US$ 156 million plus interest, paid by ASTRA to the bank BNP Paribas as a result of the closing of the line of credit held by the trading company.

The amounts corresponding to the purchase of the shares and the reimbursement of the payment of the guarantee by BNP to ASTRA  have been recognized in the accounting by the Company since the arbitration decision in April 2009.  At September 30, 2010, these amounts corresponded to US$ 506 million and US$ 184 million, respectively, already considering the interest due up to this date.

In March 2009 a loss was recognized in the amount of R$ 341,179 thousand (USS 147,365 thousand), corresponding to the difference between the value of the net assets and the value defined by the arbitration panel.

Until now the parties have not reached an agreement with respect to the finalization of various pending items existing between them, some of them  the subject of double collection on the part of ASTRA, for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the subject of the arbitration decision.

Page:   59

On August 4, 2010, reconsidering a decision to the contrary handed down on March 10, 2010, the Federal Court of Houston accepted the defensive thesis presented by PAI and dismissed the Action of Confirmation and Execution of the arbitration award  of April 10, 2009, brought by ASTRA (and others) against PAI (and subsidiaries), recognizing its incompetency to examine and adjudge the proceedings. The request for partial annulment and alteration of the award formulated by PAI was not considered.

In the light of the dismissal of the proposed lawsuit before the Federal Court, currently, ASTRA is seeking confirmation and execution of the arbitration award before the State Court, in the litigation that had already been brought against PAI precisely for the hypothesis in question, of extinguishment of the suit in progress in the Federal Court through incompetence of the court.

In May 2010, PAI presented a petition for partial annulment and alteration of the arbitration award before the State, in the case records of the “secondary” confirmatory action proposed by ASTRA.

In the same sense as the petitions presented in the Federal Court by both the parties, the transfer of the shares of PRSI and PRSI Trading from ASTRA to PAI, through the put option, was not the subject of questioning and only the inappropriate management of the discovery by the arbitrators and questions linked to the implementation of the closing of the operation, inclusively with respect to the delivery of books and documents by ASTRA, was discussed.

It should be noted that the arbitration decision that PAI acquired 100% of the shareholding interest of Astra Oil Trading NV in PRSI, due to ASTRA’s put option, which was not challenged by the parties, remains in force.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress. Additionally, PRSI and the Trading Company are seeking recovery of certain accounting and fiscal books and records of these companies, incorrectly withheld by ASTRA and its lawyers.

Sale option of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation (Sumitomo) reported its interest in exercising the right of sale to Petrobras, through of your wholly owned subsidiary PIBBV, of 12.5% of the shares of the capital of the Nansei Sekiyu K.K. refinery (Nansei). The rest of the shareholding capital is owned by PIBBV, since 2008.

Sumitomo also reported that its interest in the sale of the shares of Nansei is part of the rearrangement of its stakeholding in the oil products sector.

The share purchase agreement was signed on September 29, 2010, and on October 20, 2010 the payment was made in the amount equivalent to R$ 48,843 thousand (JPY 2,365,268 thousand ), through the delivery of the shares.

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Nansei has a refinery located in the Japanese province of Okinawa, with a processing capacity of 100 thousand barrels of light petroleum per day, and it produces high quality oil products at the standards of the Japanese market. It also has an oil and oil products terminal for storage of 9.6 million barrels and three wharves capable of receiving very large crude carriers (VLCC) of up to 280.000 tbp.

b)    Investments in Brazil

Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

The investment agreement entered into on January 22, 2010 established that the transaction for integration of the petrochemical interests will be achieved through the following steps: (i) the formation of a holding company, BRK Investimentos Petroquímicos S.A. (BRK), which now holds all the common shares issued by Braskem previously held by Odebrecht, Petroquisa and Petrobras (Petroquisa and Petrobras, jointly, the “Petrobras system”) (ii)  payments of funds into BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase from Braskem to be made in the form of a private subscription by its shareholders; (iv) acquisition by Braskem of the shares of Quattor Participações held by Unipar; and (v) acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (Unipar Comercial) and of 33.33% of the shares of Polibutenos S.A. Indústrias Químicas (Polibutenos); and (vi) acquisition by Braskem of the shares of Quattor held by the Petrobras System.

On February 8, 2010, W.B.W., a subsidiary of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. As a result, BRK became the holder of common shares issued by Braskem, previously held by  Petroquisa and Odebrecht, corresponding to 93.3% of its voting capital .

Also on February 8, 2010 a shareholders’ agreement was entered into between the Petrobras System and Odebrecht that now regulates their relationship as shareholders of Braskem and BRK. The abovementioned shareholders’ agreement reflects the commitments of the Petrobras System and Odebrecht to high levels of corporate governance and aggregation of value for all the shareholders of Braskem.

In the terms of the shareholders’ agreement, all the issues within the competence of the General Shareholders’ Meeting and he Board of Directors will be approved by consensus between  Odebrecht and the Petrobras System. In the election of the officers, including the chief executive officer, and in the approval of the business plan, specific rules of the shareholders’ agreement will be observed,  which constitute an exception to the rule of consensus.

On April 14, 2010, the private capital call of Braskem S.A. was finalized with a capital increase in the amount of R$ 3.7 billion, of which R$ 2.5 billion was paid in by Petrobras on April 5, 2010 and R$ 1 billion by Odebrecht on March 30, 2010.

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On April 27, 2010, Braskem acquired from Unipar 60% of Quattor Participações and, on May 10, 2010, 100% of Unipar Comercial and 33.33% of Polibutenos.

On June 18, 2010, the shares of Quattor Participações S.A.  held by the Petrobras System were incorporated by  Braskem through the issuing of 18,000,087 new common shares, where 14,358,067 were for Petrobras and 3,642,020 for Petroquisa.

On August 17, 2010, the transfer of 1,515,433 preferred shares of Braskem, held by Odebrecht, was made to Petrobras, for the purpose of reaching a stockholding difference of 2.33% in the  total capital, excluding treasury shares, as established in the Investment Agreement.

On August 30, 2010, also within the ambit of the agreement, Petrobras incorporated in Braskem 10% of the shares of Rio Polímeros S.A. (Riopol) through the issuing of 1,280,132 new preferred shares. This interest in Riopol was purchased from BNDESPAR on August 9, 2010 for R$ 139,536 thousand and payment will be made in 3 annual installments starting in 2015, restated by the long-term interest rate (TJLP) plus 2.5% p.a.

After the contributions, the incorporation of shares of Quattor Participações S.A. and Riopol, and the equalization of 2.33% of the shares, the Petrobras System now holds, directly and indirectly, 36.1% of the total capital of Braskem.

Also, on  January 22, 2010, Odebrecht, the Petrobras System and Braskem executed a joint-venture agreement, the purpose of which is to regulate their commercial and corporate relationship in the Petrochemical Complex of Suape (Suape Complex) and the Petrochemical Complex of the State of Rio de Janeiro (COMPERJ). The joint venture agreement establishes that Braskem will gradually assume the companies that carry out the business of the Suape Complex.

With respect to the companies that develop the first and second petrochemical generations of COMPERJ, it was agreed that Braskem will assume these petrochemical businesses, observing the agreed-upon conditions. These transactions are in harmony with the interest of Odebrecht and the Petrobras System in integrating their petrochemical interests in Braskem.

The Company understands that the whole transaction is aligned with its strategic plan of operating in the petrochemical sector in a way that is integrated with its other businesses, adding value to its products and permitting more effective participation in Braskem. The transaction will also permit greater valorization of its participation in the petrochemicals sector as a result of the larger scale of a capital framework that is more appropriate for the challenges of global competition and  that the investment and shareholders’ agreements provide the  Petrobras System a shareholding position that influences the preparation of the strategic, financial and operating strategies of the invested companies.

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Total Agroindústria Canavieira S.A.

In 2010, Petrobras Biocombustível entered the ethanol market through the payment of R$ 130,000 thousand, in the period from January 18 to September 30, 2010, into the capital of Total Agroindústria Canavieira S.A., pursuant to the commitment established in the Special General Shareholders’ Meeting of December 22, 2009, to pay in the amount of R$ 150,000 thousand not later than March 2011, when it will then hold 40.4% of the capital. The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38.5 MW for trading, generated through the use of sugar cane bagasse.

Breitener Energética S.A.

Up till December 31, 2009, Petrobras held 30% of the capital of Breitener Energética S.A., a company established for the purpose of generating electric power, situated in the city of Manaus, in the state of Amazonas. On February 12, 2010, 35% of the interest in the capital was purchased for R$ 3 thousand and Petrobras now holds shareholding control of the company. The appraisal of the fair value of the assets and liabilities has not been concluded and, therefore, preliminarily, a gain of R$ 17,362 thousand was recognized, pursuant to CPC 15 - Business Combinations (IFRS 3).

Açúcar Guarani S.A.

The investment agreement entered into on April 30, 2010 with Tereos Internacional establishes the entry of Petrobras Biocombustível in the capital of Açúcar Guarani S.A., with a capital contribution of R$ 1,611 million until 2015, after which the Company will hold 45.7% of the capital shares. The investment will be made in three stages, as follows: (i) an initial investment in Cruz Alta Participações S.A.(a wholly owned subsidiary of Guarani); (ii) closing of the capital of Guarani with subsequent exchange of the shares of Cruz Alta for shares of Guarani; and (iii) an additional contribution to reach a 45.7% interest in the capital of Guarani. The agreement also establishes the possibility of additional contributions on the part of the partners up to the limit of a 49% interest by Petrobras Biocombustível.

On May 14, 2010, Petrobras Biocombustível paid R$ 682,504 thousand into the capital of Cruz Alta Participações S.A.

On August 13, 2010 the corporate restructuring was concluded, where Tereos Internacional incorporated the shares of Guarani, which became a wholly owned subsidiary. After this restructuring. There are corporate acts in progress which will promote the replacement of the shares of Cruz Alta by shares of Guarani.

Guarani is the fourth largest sugar cane processing company in Brazil, focused on the ethanol and sugar market with a processing capacity of 17.4 million tons of sugar cane in the 2010/11 harvest through the seven industrial plants that it owns, six of which are located in Brazil and one in Mozambique.

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Gas Brasiliano Distribuidora S.A.

On May 26, 2010, Petrobras Gás S.A. (Gaspetro) signed an agreement with Ente Nazionale Idrocarburi S.p.A. (ENI) for the acquisition of 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD), at an approximate amount of US$ 250 million, subject to adjustments due to the value of the company’s working capital at the date of settlement of the transaction.

GBD holds the natural gas distribution service concession in the north west region of the State of São Paulo, in an area that covers 375 municipalities where it attends the industrial, commercial, residential and vehicular demands of the region. The concession agreement began in December 1999 for a duration of 30 years and may be extended for another 20 years.  In 2009, the company’s distribution network comprised 734.5 km and the volume of sales was approximately 529 thousand cubic meters of natural gas per day.

Transfer of control will be made only after the conclusion of the transaction, which is conditioned to approval by the Regulatory Agency for Sanitation and Energy of the State of Sao Paulo (ARSESP).

São Martinho S.A.

On June 18, 2010, Petrobras Biocombustível entered into an investment agreement with Grupo São Martinho S.A., establishing a strategic partnership for increasing the production of ethanol in the Center-West region of Brazil.

The agreement establishes the setting up of a new company called Nova Fronteira Bioenergia S.A., which will control the Boa Vista Refinery, located in Goiás. Through a capital contribution of R$ 420,800 thousand, at the end of 12 months Petrobras Biocombustível  will then hold 49% of the shares of the new company.

Bioóleo Industrial e Comercial S.A

On August 24, 2010, Petrobras Biocombustível paid the amount of R$ 15,500 thousand into the capital of Bioóleo Industrial e Comercial S.A., through the purchase and sale of shares and now holds 50% of the capital.

Bioóleo is a company for extracting vegetal oils, located in the city of Feira de Santana, in the State of Bahia, with a processing capacity of 130 thousand tonnes per year of various species of oleaginous grains. The unit has an installed capacity for storing 30 thousand tonnes of grain and a tanking capacity for 10 million liters of oil.

Additionally, transfers of R$ 6,000 thousand were made for operating and security, environment and health (SMS) improvements, paid out in August 2010 in equal parts by the partners.

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c)    Specific purpose entities

In the period from January to September 2010, Petrobras and subsidiaries designated by Petrobras exercised the purchase option for the SPEs as follows, as established in the Option Agreements for Purchase and Sale of Shares, entered into between Petrobras and the shareholders of the SPEs.

Cayman Cabiúnas Investment Co. Ltd. – Project Cabiúnas

On March 16, 2010, Petrobras exercised its purchase option for Cayman Cabiúnas Investment Co. Ltd. for US$ 85 million (equivalent to R$ 151,521 thousand).

NovaMarlim Participações S.A. – Project NovaMarlim

On May 7, 2010, the transfer of 56.57% of the remaining shares of NovaMarlim Participações S.A. was made to Petrobras, whose exercise of the option occurred in 2009. This transaction with minority shareholders resulted in an increase of R$ 1,112 thousand in the net equity attributable to the Company’s shareholders.

On July 21 and August 11, 2010, the Brazilian Securities Commission (CVM), at the request of the company NovaMarlim Participações S.A. and its subsidiary NovaMarlim Petróleo S.A., canceled the respective listings of the companies on the stock exchange.

Transportadora Urucu Manaus S.A. – Project Amazônia

On June 24, 2010, Cia. de Geração Termoelétrica Manauara was acquired by Transportadora Urucu Manaus S.A. (TUM) and was merged on June 29, 2010. On August 5, 2010,  Transportadora Associada de Gás S.A (TAG), a subsidiary of Petrobras Gás S.A. (Gaspetro), exercised its purchase option of TUM for R$ 10 thousand and took over the Company on August 18, 2010. This transaction with minority shareholders resulted in an increase of R$ 170,245 thousand in the net equity attributable to the Company’s shareholders.

As a consequence of these mergers, Codajás Coari Participações Ltda. and Manaus Geração Termoelétrica Participações Ltda., former parent companies of Cia. de Geração Termoelétrica Manauara  and TUM, respectively, stopped being consolidated in Petrobras, due to their separation from Project Amazônia, whose investments began to be concentrated in TAG.

Barracuda & Caratinga Holding Company B.V. - Project Barracuda & Caratinga

On September 1, 2010, Braspetro Oil Services Company (Brasoil) exercised its option for the shares of Barracuda & Caratinga Holding Company B.V. (BCHC ) for the amount of € 22 thousand (equivalent to R$ 49 thousand) and Petrobras Netherlands B.V. (PNBV) exercised its option for the shares of Barracuda & Caratinga Leasing Company B.V. (BCLC), a subsidiary of BCHC, for US$ 20,00 (equivalent to R$ 34.88). This transaction with minority shareholders resulted in a decrease of  R$ 997,260 thousand in the net equity attributable to the Company’s shareholders.

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14   Property, plant and equipment

14.1      By type of asset

	R$ thousand
	Consolidated					Parent company

	Land, buildings and improvements	Equipment and other assets	Assets under construction	Petroleum and gas exploration, development and production expenses (producer fields)	Total	Total

Balance at January 1, 2009	5,949,440	63,919,239	85,777,995	30,046,915	185,693,589	117,713,759
Additions	499,114	5,413,593	59,891,600	3,819,411	69,623,718	42,969,383
Capitalized interest			3,126,085		3,126,085	2,458,741
Write-offs	(88,792)	(192,435)	(2,379,689)	(2,013,670)	(4,674,586)	(3,455,629)
Transfers	2,479,239	16,113,517	(26,170,380)	7,249,141	(328,483)	54,987
Depreciation, amortization and depletion	(465,371)	(8,249,369)		(5,194,049)	(13,908,789)	(9,746,497)
Impairment - formation	(308)	(161,365)		(356,052)	(517,725)	(575,458)
Impairment - reversal		16,499		19,756	36,255	27,506
Accumulated translation adjustment	(386,078)	(6,051,072)	(3,028,691)	(2,504,799)	(11,970,640)
Balance at December 31, 2009	7,987,244	70,808,607	117,216,920	31,066,653	227,079,424	149,446,792
Additions	113,303	1,924,627	43,035,210	2,130,506	47,203,646	34,765,778
Capitalized interest			3,684,851		3,684,851	2,896,693
Business combination	61,167	69,725	17,750		148,642
Write-offs	(8,546)	(26,444)	(1,258,262)	(181,348)	(1,474,600)	(1,071,319)
Transfers	1,408,236	11,867,508	(20,116,767)	7,219,377	378,354	(869,684)
Depreciation, amortization and depletion	(684,309)	(5,588,507)		(4,222,176)	(10,494,992)	(7,356,088)
Impairment - formation	(1,014)	(82,515)			(83,529)
Impairment - reversal
Accumulated translation adjustment	(4,094)	(1,050,145)	(130,268)	72,575	(1,111,932)
Balance at September 30, 2010	8,871,987	77,922,856	142,449,434	36,085,587	265,329,864	177,812,172

Cost	11,145,801	128,059,309	117,216,920	68,266,101	324,688,131	224,729,450
Accumulated depreciation, amortization and depletion	(3,158,557)	(57,250,702)		(37,199,448)	(97,608,707)	(75,282,658)
Balance at December 31, 2009	7,987,244	70,808,607	117,216,920	31,066,653	227,079,424	149,446,792
Cost	12,714,232	140,788,095	142,449,434	76,677,767	372,629,528	257,468,210
Accumulated depreciation, amortization and depletion	(3,842,245)	(62,865,239)		(40,592,180)	(107,299,664)	(79,656,038)
Balance at September 30, 2010	8,871,987	77,922,856	142,449,434	36,085,587	265,329,864	177,812,172

Estimated useful life in years	25 to 40 (except land)	3 to 31		Units of production method

(*) It includes petroleum and gas exploration and production development assets.

At September 30, 2010, the property, plant and equipment of Consolidated and the Parent company includes assets originating from agreements that transfer benefits, risks and control in the amount of R$ 803,757  thousand and R$ 18,167,100 thousand, respectively (R$ 1,267,430 thousand and R$ 16,797,824 thousand at December 31, 2009).

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Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 4, 2010, Petrobras Argentina S.A. (formerly Petrobras Energia S.A.), approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of refining and distribution assets in Argentina. The deal comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial unit, and a fuel trading network connected to this refinery, consisting of 360 sales points and associated wholesaler clients.

The offer for the aforementioned assets was approximately US$ 36 million. In addition, on the closing date the petroleum inventories and the different products will be sold to Oil Combustibles S.A. for approximately US$ 74 million. The total amount of the transaction is estimated at around US$ 110 million.

The transaction is in the process of approval by the administrative authorities required by the prevailing legislation in Argentina.

The transaction does not consider the sale of the reformer unit that Petrobras Argentina has in its Puerto General San Martín Petrochemical Complex.

14.2     Depreciation

Depreciation is presented as follows:

	R$ thousand
	Consolidated		Parent company
	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009
Portion absorbed in funding:
Of assets	5,387,542	5,477,286	3,409,828	3,540,815
Of exploration and production expenses	3,911,834	3,270,678	3,133,626	2,447,554
Cost for abandonment of wells capitalized / provisioned	310,342	450,888	264,178	411,096
	9,609,718	9,198,852	6,807,632	6,399,465

Portion recorded directly in the results	885,274	824,874	548,456	490,204
	10,494,992	10,023,726	7,356,088	6,889,669

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14.3     Decrease to recoverable value of assets (Impairment)

Gas & Energy

The loss is related to the assets for generating electric power of the subsidiary Breitener, due to the need to purchase new engines fueled by natural gas, since the engines currently used, fueled by fuel oil will remain on standby, as determined in the contracts with Eletrobras Amazonas Energia S.A., which stipulate bi-fuel operation (gas and fuel oil) for Breitner’s two thermoelectric power stations in Manaus, in the State of Amazonas.

Although the installed generation capacity will be doubled as from the entry into operation of the new engines, there are no agreements yet for the sale of this power that may generate new revenue. Accordingly, the company conducted an impairment test for the current fuel oil engines and compared the book value of these assets with their recoverable value, since the Company will have to keep the present engines on standby, and their use value, which corresponds to the residual amount recorded in the accounting books, was considered for comparison.

Based on these indexes, the Company conducted an impairment test for these assets and recognized a provision for loss in the amount of R$ 79,992 thousand. This amount was submitted to and approved by the General Shareholders’ meeting of that company on August 13, 2010.

International

In 2010 a loss was recorded in the amount equivalent to R$ 113,762 thousand, due to the decrease in the recoverable value (impairment) of assets held for sale, referring to the refining and distribution segments. These assets were recognized at their fair value in the amount equivalent to R$ 64,116 thousand, which corresponds to the revenue to be earned in the sales process, net of expenses incurred.

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15   Intangible assets

15.1     By type of asset

	R$ thousand
	Consolidated					Parent company
	Rights and Concessions	Softwares		Goodwill from expectations of future profitability	Total	Total
		Acquired	Developed internally

Balance at January 1, 2009	6,875,819	440,666	1,343,598	932,371	9,592,454	3,233,247
Addition	315,398	83,249	310,924	16,463	726,034	362,809
Capitalized interest			18,797		18,797	18,797
Write-off	(58,530)	(8,318)	(16,225)		(83,073)	(28,562)
Transfers	(107,622)	40,042	(2,970)	16,471	(54,079)	1,399
Amortization	(223,594)	(148,957)	(289,856)		(662,407)	(371,205)
Accumulated translation adjustment	(1,194,723)	(32,210)	537	(40,466)	(1,266,862)
Balance at December 31, 2009	5,606,748	374,472	1,364,805	924,839	8,270,864	3,216,485
Addition	177,886	37,275	202,270	2,688	420,119	319,332
Petroleum exploration rights - Onerous assignment	74,807,616				74,807,616	74,807,616
Acquisition through business combination				15,308	15,308
Capitalized interest			17,337		17,337	17,337
Write-off	(82,597)	(1,478)	(1,913)		(85,988)	(40,933)
Transfers	263,330	1,874	3,602		268,806	232
Amortization	(113,891)	(88,932)	(251,741)		(454,564)	(311,070)
Accumulated translation adjustment	(142,043)	(991)		(3,192)	(146,226)
Balance at September 30, 2010	80,517,049	322,220	1,334,360	939,643	83,113,272	78,008,999

Estimated useful life - years	units of production method	5	5	Indefinite

(*) Except Concessions that are amortized over the contractual term.

15.2     Petroleum exploration rights – Onerous assignment

On September 3, 2010, Petrobras, as assignee, the Federal Government as assignor, and the National Agency for Petroleum, Natural Gas and Biofuels (ANP) as regulator and supervisor, executed an agreement for onerous assignment of the right to exercise research and mining activities for petroleum, natural gas and other fluid hydrocarbons located in blocks in the pre-salt area, limited to the production of five billion barrels of oil equivalents.

All the terms of the Onerous Assignment Agreement were approved by the Company’s Board of Directors on September 1, 2010, by the National Energy Policy Council (CNPE) and by the minority shareholders’ committee.

As a reciprocal obligation to the right of exercising petroleum exploration and production activities, the Company paid, with funds originating from the public share offering, the settlement of which took place on September 29, 2010 (see note 26.2), the amount of R$ 67,815,921 thousand with National Treasury Bills (LFTs) and R$ 6,991,695 thousand in local currency, amounting to the total for the right of exploration of R$ 74,807,616 thousand, which will be amortized in accordance with the future units produced and will be subject to impairment testing.

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The initial value of the Onerous Assignment Agreement was determined through negotiation between Petrobras and the Federal Government, based on technical appraisals prepared by independent certifying entities that were contracted by Petrobras and by ANP in the terms of Law 12276/10, resulting in a weighted average price of R$ 14.96 (US$ 8.51) per barrel for the areas presented below:

Blocks	Volumes	R$ thousand
	Millions of boe
Franco	3,058	48,620,830
Florim	467	7,399,957
Nordeste de Tupi	428	6,425,388
Em torno de Iara	600	6,137,192
Sul Guará	319	4,456,309
Sul de Tupi	128	1,767,940
	5,000	74,807,616

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports.  If the review determines that the acquired rights reach an amount greater than that initially paid, the Company will be able to pay the difference to the Federal Government, recognizing this difference as an intangible asset, or it will be able to reduce the overall volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid, the Federal Government will reimburse the difference.

15.3     Devolution of exploration areas to ANP

During the third quarter of 2010 there were no devolutions to the National Agency for Petroleum, Natural Gas and Biofuels (ANP) of rights over exploration blocks, including both exclusive concessions of Petrobras  and blocks in partnership.

15.4     Devolution to ANP of petroleum and natural gas fields operated by Petrobras

During the third quarter of 2010, there were no devolutions by Petrobras to ANP of fields in production.

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15.5     Concession of services for distribution of piped natural gas

Petrobras, through its subsidiaries, Petrobras Gás S.A. (Gaspetro) and Petrobras Energia S.A (PESA), has a shareholding interest in  natural gas distributing companies located in Brazil and Argentina, while the subsidiary Petrobras Distribuidora S.A.(BR) has a concession agreement for exploitation of the services in  Brazil.

In Brazil, the concessionaires have concession agreements for a period of 30 or 50 years and they started up their activities in different periods, using gas pipelines built by or purchased from third parties, with natural gas originating from Brazil and Bolivia. These agreements contain clauses that permit their renewal and establish quarterly readjustments of the tariffs practiced in order to reflect  changes in the international price of oil, the US dollar (in the case of the companies that use imported natural gas) or price indexes for the consumer.

In Argentina, Transportadora de Gas del Sur S.A. (TGS), a subsidiary of CIESA, a joint subsidiary of PESA,  was established from the privatization process of the Argentine company Gás Del Estado (GdE) and it started up its commercial activities on December 20, 1992, through a concession agreement for transport and distribution of natural gas in Argentina for a period of 35 years, renewable for another 10 years, provided that it fulfills certain contractual obligations. The tariffs are readjusted as follows: (i) half-yearly, in order to reflect the changes in the production indexes of the United States; and (ii) every five years in accordance with efficiency and investment factors to be determined by the regulatory agency.

Both in Brazil and  abroad the remuneration for providing services consists of a combination of, basically, three components: (i) price of the gas purchased; (ii) operating costs and expenses; and (iii) remuneration of the capital invested.

The amount recorded as Intangible assets as of September 30, 2010, in an amount equivalent to R$ 1,556,601 thousand, refers to the value of the assets linked to the concession. In the case of concessions in Brazil, the amount to be in reimbursed at the end of the concession will be calculated based on the investments made in the last 5 or 10 remaining years of the concession. In the case of the concession in Argentina, the amount to be reimbursed at the end of the concession is recorded as long-term accounts receivable in the amount of R$ 80,974 thousand.

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16   Financing

	R$ thousand
	Consolidated
	Current		Non-current
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Foreign
Financial institutions	10,633,594	9,314,364	29,049,185	18,820,050
Bearer bonds - Notes, Global Notes	1,026,372	1,274,654	19,935,576	21,008,944
Trust Certificates - Senior/Junior	118,991	120,372	352,532	450,704
Others	25,124	3,224	169,420	174,120
Subtotal	11,804,081	10,712,614	49,506,713	40,453,818

In Brazil
Export Credit Notes	4,126,232	1,099,897	6,559,675	6,177,294
National Bank for Economic and Social Development - BNDES	2,359,330	1,519,973	31,994,491	32,065,415
Debentures	252,655	1,653,519	2,342,140	2,358,730
FINAME	75,563	80,678	414,468	103,653
Bank Credit Certificate	3,615,447	7,083	189,505	3,770,630
Others	452,843	91,771	967,025	62,640
Subtotal	10,882,070	4,452,921	42,467,304	44,538,362
	22,686,151	15,165,535	91,974,017	84,992,180

Interest on financing	1,213,304	1,418,960
Current portion of the financing in non-current liabilities	12,531,426	6,162,963
Short-term financing	8,941,421	7,583,612
Total financing	22,686,151	15,165,535

Page:   72

	R$ thousand
	Parent Company
	Current		Non-current
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Foreign
Financial institutions	311,599	255,425	12,211,113	5,855,615
Subtotal	311,599	255,425	12,211,113	5,855,615

In Brazil
Export Credit Notes	4,126,232	1,099,897	6,559,675	6,177,294
National Bank for Economic and Social Development - BNDES	25,631	190,571	8,392,350	8,631,698
Debentures	94,023	1,492,576	1,668,902	1,631,833
FINAME	72,592	77,431	412,909	101,593
Bank Credit Certificate	3,615,447	7,083		3,605,934
Subtotal	7,933,925	2,867,558	17,033,836	20,148,352
	8,245,524	3,122,983	29,244,949	26,003,967

Interest on financing	622,367	670,577

Current portion of the non-current financing (Principal)	7,623,157	2,452,406
Total financing	8,245,524	3,122,983

16.1     Maturities of the principal and interest of the financing in non-current liabilities

	R$ thousand
	09.30.2010
	Consolidated	Parent company
2011	2,628,817	77,565
2012	6,456,770	1,868,796
2013	4,644,052	406,816
2014	5,624,522	1,706,027
2015 onwards	72,619,856	25,185,745
Total	91,974,017	29,244,949

Page:   73

16.2     Interest rates for the financing in non-current liabilities

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Foreign
Up to 6%	36,392,813	24,949,316	12,148,500	5,758,068
From 6 to 8%	10,764,484	12,965,082	62,613	97,547
From 8 to 10%	2,091,868	2,208,247
From 10 to 12%	69,265	78,510
More than 12%	188,283	252,663
	49,506,713	40,453,818	12,211,113	5,855,615

In Brazil
Up to 6%	3,964,243	2,846,049	412,909	101,593
From 6 to 8%	23,991,231	24,940,838	8,392,350	8,631,698
From 8 to 10%	6,025,224	7,996,242	234,443	2,898,715
From 10 to 12%	8,486,606	8,755,233	7,994,134	8,516,346
	42,467,304	44,538,362	17,033,836	20,148,352
	91,974,017	84,992,180	29,244,949	26,003,967

16.3     Balances per currencies in non-current liabilities

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
US dollar	48,100,820	39,416,556	12,169,706	5,671,026
Yen	2,733,770	2,189,296	150,493	184,589
Euro	225,280	81,394
Real (*)	40,526,861	42,820,853	16,924,750	20,148,352
Others	387,286	484,081
	91,974,017	84,992,180	29,244,949	26,003,967

(*) At  September 30, 2010, it includes R$ 25,169,454 thousand in financing in local currency parameterized to the variation of the dollar.

The hedges contracted for coverage of notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in  notes 31 and 32, respectively.

Page:   74

16.4     Nominal flow of principal and interest of the financing

	R$ thousand
	09.30.2010
	Consolidated	Parent company
2010	10,641,372	825,679
2011	19,453,079	10,179,440
2012	12,434,864	4,068,806
2013	9,993,627	2,372,239
2014	10,200,462	3,609,101
2015	14,282,750	4,136,395
2016 onwards	89,685,655	28,894,962
Total	166,691,809	54,086,622

16.5     Average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of work in progress, was 3.7% p.a. in the period from January to September 2010 (3.3% p.a in the period from January to September 2009).

16.6     Funding

The main long-term funding carried out in the period from January to September 2010 are presented as follows:

a)  Abroad

		Amount
Company	Date	(US$)	Maturity	Description
Petrobras	Feb-10	2,000,000	2019	Financing obtained from the China Development Bank (CDB) - Libor plus spread of 2.8% p.a.

Petrobras	Mar-10	2,000,000	2019

PNBV	Apr-10	1,000,000	2015	Financing obtained from the Credit Agriclole Corporate and Investment Bank - Libor plus a rate of 1.625% p.a.

PNBV	Jul-10	1,000,000	2017	Financing obtained from the Standard Chartered Bank - Libor plus a rate of 1.79% p.a.

PNBV	Ago-10	1,000,000	2015	Financing obtained from the Citibank - Libor plus a rate of 1.61% p.a.

		7,000,000

Page:   75

		Amount
Company	Date	(R$)	Maturity	Description
REFAP	Feb-10 and Mar-10	600,000	2015	Financing obtained from Banco do Brasil S/A through the issue of Export Credit Notes at the rate of 109.4% and 109.5% of the average for the Interbank Deposit Certificate (CDI).

Petrobras	Jun-10	2,200,000	2016	Financing obtained from Banco do Brasil S/A through the issuing of Export Credit Notes at a rate of 110.5% of the average CDI + flat fee of 0.85%

Petrobras	Jun-10	2,000,000	2017	Financing obtained from Caixa Econômica Federal through the issuing of Export Credit Notes at a rate of 112.9% of the average CDI.

		4,800,000

b)  In Brazil

16.7     Other information

The loans and the financing are intended mainly for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

16.7.1     Financing with official credit agencies

a)   Abroad

		Amount in US$ thousand
Company	Financial Agent	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000,000	7,000,000	3,000,000	Libor + 2.8% p.a.

b)  In Brazil

		Amount in R$ thousand
Company	Financial Agent	Contracted	Used	Balance	Description
Transpetro (*)	BNDES	9,193,537	437,469	8,756,068	Program for Modernization and Expansion of Fleet (PROMEF) - TJLP+2.5% p.a.

Transportadora Urucu Manaus TUM (**)	BNDES	3,182,956	3,121,254	61,702	Coari-Manaus gas pipeline TJLP+1.76% / 1.96% p.a.

Transportadora GASENE	BNDES	2,214,821	2,214,821		Cacimbas-Catu (GASCAC) gas pipeline - TJLP+1.96% p.a.

Transportadora GASENE	BNDES	949,491	949,491		Cabiúnas-Vitória (GASCAV) gas pipeline - TJLP+1.96% p.a.

Petrobras	Banco do Brasil	500,000	343,313	156,687	Commercial Credit Certificate (FINAME) - 4.5% p.a.

Petrobras	Caixa Econômica Federal	300,000		300,000	Bank Credit Certificate - Revolving Credit - 110% of average of CDI

 (*) Agreements for conditioned purchase and sale of 46 ships were entered into with 6 Brazilian shipyards in the amount of R$ 10,215,042 thousand, where 90% is financed by BNDES.

(**) On August 18, 2010 SPE Transportadora Urucu Manaus (TUM) was taken over by Transportadora Associada de Gás (TAG).

Page:   76

16.7.2      Debentures

The debentures issued by Petrobras financed, through BNDES, the acquisition  in advance of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO - Transportation Capacity Option) totaled R$ 430,000 thousand (43,000 debentures with a face value of  R$ 10.00) with maturity on February 15, 2015.  These debentures are secured by common shares of TBG.

In August 2006,  Refinária Alberto Pasqualini - Refap S.A. issued  852,600 simple, registered, book-entry debentures in the amount of R$ 852,600 thousand, for the purpose of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES at the long-term  interest rate (TJLP) + 3.8% p.a.; and 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2.3% p.a. In May 2008 Refap issued another 507,989 debentures with similar characteristics in the amount of    R$ 507,989 thousand.

16.7.3     Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad.  Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of multilateral loan agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). The balance of the account must be three times the value of the last payment paid plus R$ 31 million.

16.7.4     Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), PESA transferred its 7.35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to Enron Pipeline Company Argentina S.A. (ENRON) and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee, the addressee of which would be indicated by CIESA, according to the terms of the financial restructuring to be agreed upon with its creditors.

Page:   77

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4.3% of the class B common shares of TGS that CIESA would deliver to its financial creditors as partial payment of the debt.

The restructuring agreement entered into with the creditors in September 2005 established that the remaining balance of the financial debt would be capitalized by the creditors. The restructuring agreement also established a period of validity which was successively extended until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

On April 21, 2009, AEI filed a petition for annulment of the process filed by CIESA in the state of New York.

On May 14, 2009, CIESA and AEI  were present in the New York court for discussion of the petition for annulment filed by AEI. Up till now, the New York court has still not handed down a decision on the matter.

Additionally, on April 6, 2009 CIESA was notified of a petition for bankruptcy filed by AEI in the Argentine Court, and reimbursement of the amount equivalent to US$ 127 million, referring to supposed credit originating from the negotiable bonds. CIESA replied to the notice, opposing the petition for bankruptcy, presenting, mainly, the following reasons: (i) non-compliance of the requirements for a bankruptcy petition considering that the requests for Corporate Bonds have a statute of limitation under New York law; (ii) CIESA is not insolvent.

In a decision in the second instance handed down by the Cámara Nacional de Apelaciones on October 9, 2009, the situation of insolvency of CIESA requested by AEI was rejected. The decision is unappealable, therefore, definitive.

Page:   78

As a result of the Chamber’s decision, CIESA presented to the New York courts a request for revival and reargumentation with respect to the request by AEI for annulment of the process filed by CIESA in the State of New York, requesting the repeal of the court decision of July 29, 2009 in which it admitted the request for annulment presented by AEI.

On April 12, 2010, the New York courts granted an opinion favorable to CIESA’s requests. On May 13, 2010, AEI filed an appeal counter-arguing CIESA’s opinion and demanding payment of the debt and compensation of the losses from the aforementioned process.

CIESA and AEI are currently awaiting the decision of the New York Court on the matter.

Page:   79

17   Contractual commitments

At June 30, 2010 the Company had financial commitments due to rights resulting from transactions with and without transfer of benefits, risks and control of these assets.

a)  Future minimum payments/receipts of contractual commitments with transfer of benefits, risks and control of assets:

	R$ thousand
	09.30.2010
	Consolidated		Parent company
	Minimum receipts	Minimum payments	Minimum payments

2010	83,549	153,460	1,068,473
2011 - 2014	993,420	318,425	13,975,021
2015 onwards	3,591,175	106,807	10,692,323
Estimated future payments/receipts of commitments	4,668,144	578,692	25,735,817
Less amount of annual interest	(2,214,500)	(84,994)	(6,866,621)
Present value of the minimum
payments / receipts	2,453,644	493,698	18,869,196
Less current portion of the obligations	(61,429)	(234,629)	(3,018,354)
Long-term portion	2,392,215	259,069	15,850,842

b)         Future minimum payments of contractual commitments without transfer of benefits, risks and control of assets:

	R$ thousand
	09.30.2010
	Consolidated	Parent company
2010	4,434,373	5,993,236
2011 - 2014	48,237,075	61,952,923
2015 onwards	16,641,151	49,978,371
Total	69,312,599	117,924,530

In the period from January to September 2010, the Company paid an amount of R$ 7,535,897 thousand in Consolidated (R$ 10,779,279 thousand in the Parent company) recognized as an expense for the period.

Page:   80

18   Provisions for dismantling of areas (non-current)

	R$ thousand
	Consolidated	Parent company
Balance at January 1, 2009	5,417,312	4,811,481
Reversal	(613,390)	(737,608)
Use	(187,885)
Updating of interest	356,214	344,983
Accumulated translation adjustment	(181,751)
Balance at December 31, 2009	4,790,500	4,418,856
Addition	80,560
Reversal
Use	(319,749)	(132,268)
Transferences	57,872
Updating of interest	166,880	163,000
Accumulated translation adjustment	(11,720)
Balance at September 30, 2010	4,764,343	4,449,588

19

	R$ thousand
	Consolidated		Parent company
	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009
Depreciation, depletion and amortization	(10,951,530)	(10,341,015)	(7,860,539)	(7,313,234)
Expenses with personnel	(11,257,005)	(9,832,462)	(8,504,804)	(7,485,163)
Raw material / products purchased	(61,657,331)	(43,606,689)	(42,165,601)	(28,742,902)
Government interest	(15,012,304)	(13,896,740)	(14,641,633)	(13,569,010)
Expenses with employee benefits	(682,836)	(568,695)	(593,794)	(500,396)
Contracted services, freight, rents and general charges (*)	(13,210,242)	(12,016,603)	(6,733,689)	(6,641,154)
	(112,771,248)	(90,262,204)	(80,500,060)	(64,251,859)

Cost of goods sold	(100,440,112)	(79,169,633)	(70,747,178)	(55,433,458)
Selling expenses	(6,487,961)	(5,553,085)	(5,768,689)	(5,027,209)
Administrative and general expenses	(5,843,175)	(5,539,486)	(3,984,193)	(3,791,192)
	(112,771,248)	(90,262,204)	(80,500,060)	(64,251,859)
Expenditures by nature

(*) Net of capitalized expenditures with the construction of own assets

Page:   81

20  Exploration activities and valuation of petrol and gas reserves

a)      Exploration costs in the period

	R$ thousand
	Consolidated		Parent company
	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009
Expenses with geology and geophysics	927,600	1,124,506	814,193	1,017,348
Wells without economic viability (dry wells)	1,222,149	1,177,443	1,040,500	950,080
Other exploration expenses	280,166	56,234	39,852	13,654
Total expenses	2,429,915	2,358,183	1,894,545	1,981,082

b)      Cash used in the period

	R$ thousand
	Consolidated		Parent company
	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009
Operating activities	1,040,609	1,186,649	814,193	1,017,348
Investment activities	13,548,201	5,089,725	12,364,253	4,285,929
Total cash used	14,588,810	6,276,374	13,178,446	5,303,277

c)      Capitalized balances

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Intangible assets	78,490,042	2,278,170	76,232,500	1,361,047
Property, plant and equipment	12,948,128	10,632,961	8,084,295	6,601,837
Total assets	91,438,170	12,911,131	84,316,795	7,962,884

Page:   82

21  Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the statement of income from January to September 2010 and 2009, are presented as follows:

	R$ thousand
	Consolidated		Parent company
	Jan-Sep2010	Jan-Sep/2009	Jan-Sep2010	Jan-Sep/2009

Exchange income (expenses) on cash and cash equivalents	(348,264)	(558,097)	(436,151)	(691,743)
Exchange income (expenses) on financing	584,600	1,807,074	676,062	341,495
Exchange income (expenses) on contractual commitments with transfer of benefits, risks and controls of assets with third parties	(60,552)	29,748	376	21,533
Exchange effects on net indebtedness	175,784	1,278,725	240,287	(328,715)

Monetary variation on financing (*)	386,162	1,901,126	42,106	880,895

Financing expenses	(5,206,350)	(3,232,464)	(3,180,824)	(2,386,673)
Capitalized financial charges	3,928,136	2,421,735	2,914,030	1,974,122
Expenses with financing, net	(1,278,214)	(810,729)	(266,794)	(412,551)

Earnings on financial investments	1,050,723	954,678	515,773	363,126
Net income from FIDC			(838,501)	(211,014)

Net financial expenses	(227,491)	143,949	(589,522)	(260,439)

Financial results on net indebtedness	334,455	3,323,800	(307,129)	291,741

Exchange variation on assets abroad	(152,850)	(5,120,838)	(582,989)	(8,244,709)
Exchange gain (loss) on contractual commitments with transfer of benefits, risks and control of assets with subsidiaries	84,240	1,351,832	84,240	1,351,832
Hedge on sales and financial operations	42,164	(279,697)	(562)	154,044
Marketable securities
Available for sale	348,289	313,681	340,924	314,363
For trading	35,984		38,252
Held until maturity	8,730	40,460	160,215	36,567
Other financial income and expenses, net	(249,236)	(129,313)	239,426	495,053
Other exchange and monetary variations, net	185,096	227,091	213,696	546,121

Net financial results	636,872	(272,984)	186,073	(5,054,988)

 (*) It includes monetary variation on financing in local currency parameterized to the variation of the US dollar.

Page:   83

22  Other operating expenses, net

	R$ thousand
	Consolidated		Parent company
	Jan-Sep2010	Jan-Sep/2009	Jan-Sep2010	Jan-Sep/2009
Institutional relations and cultural projects	(801,764)	(671,999)	(739,610)	(621,909)
Operating expenses with thermoelectric power stations	(282,003)	(419,299)	(488,413)	(760,910)
Corporate expenses on security, environment and health (SMS)	(286,854)	(241,270)	(286,751)	(240,271)
Collective labor agreements	(634,272)	(406,935)	(594,307)	(406,935)
Incentive for purchase of Petrobras shares	(92,335)		(85,000)
Losses and contingencies with judicial proceedings	(1,623,344)	(2,329,615)	(1,406,995)	(2,231,057)
Contractual and regulatory fines	(32,053)	(14,582)		(19,864)
Contractual charges on transport services - ship or pay	(41,138)	(42,734)
Unprogrammed stoppages and pre-operating expenses	(395,747)	(530,624)	(391,847)	(509,704)
Adjustment to market value of inventories	(518,643)	(550,366)	(27,615)	(121,439)
Others	(1,051,682)	127,877	(936,041)	(191,729)
	(5,759,835)	(5,079,547)	(4,956,579)	(5,103,818)

23  Taxes, contributions and profit-sharing

23.1     Recoverable taxes

	R$ thousand
Current assets	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
In Brazil:
ICMS	3,012,200	2,385,651	2,020,292	1,670,843
PASEP/COFINS	2,565,175	1,562,744	2,228,813	1,152,784
CIDE	129,537	52,246	129,227	31,533
Income tax	1,253,512	1,701,590	698,131	781,277
Social contribution	296,347	444,864	126,756	180,846
Other taxes	437,078	475,923	224,311	231,878

	7,693,849	6,623,018	5,427,530	4,049,161
Abroad:
Added value tax - VAT	84,426	100,802
Other taxes	403,573	298,718
	487,999	399,520
	8,181,848	7,022,538	5,427,530	4,049,161

Page:   84

23.2     Taxes, contributions and profit-sharing payable

	R$ thousand
Current liabilities	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
ICMS	1,885,605	1,675,816	1,549,347	1,351,758
PASEP/COFINS	932,581	1,082,820	704,922	845,794
CIDE	703,091	650,936	651,334	583,164
Special interest /Royalties	3,084,175	4,655,977	3,055,965	4,595,798
Income tax and social contribution withheld at source	325,795	549,387	304,363	513,061
Current income tax and social contributions	1,390,161	1,055,345	545,167
Other taxes	1,006,381	919,860	357,258	378,149
	9,327,789	10,590,141	7,168,356	8,267,724

For purposes of calculating the income tax and social contribution on net income, the Company adopted the Transition Tax Regime, as established in Law 11941/09, i.e. for calculating taxable income it considered the accounting criteria of Law 6404/76 before the amendments of Law 11638/07.

23.3     Deferred income tax and social contribution - non-current

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Non-current
Assets
Deferred income tax and social contributions	6,657,480	6,676,029	3,269,148	3,309,932
Deferred ICMS	2,389,046	2,526,968	1,923,308	1,898,559
Deferred PASEP and COFINS	8,165,815	6,917,479	7,132,175	6,431,385
Others	205,375	110,973
	17,417,716	16,231,449	12,324,631	11,639,876
Liabilities
Deferred income tax and social contributions	24,327,176	20,405,737	20,219,915	16,854,909
Others	46,041	52,047
	24,373,217	20,457,784	20,219,915	16,854,909

Page:   85

23.4     Deferred income tax and social contribution

The grounds and expectations for realization are presented as follows:

a)  Deferred income tax and social contribution assets

	R$ thousand
	09.30.2010
Nature	Consolidated	Parent company	Grounds for realization

Pension plan	343,239	333,127	Payment of the contributions by the sponsor.

Unearned income between companies of the system	1,192,281		Effective realization of income.

Provisions for contingencies and doubtful accounts	758,358	531,371	Consummation of the loss and filing of suits and credits overdue

Tax losses	959,716		With future taxable income

Provision for profit sharing	406,553	358,205	Through payment

Remuneration of shareholders - Interest on shareholders' capital	658,861	620,918	By individualized credit to shareholders

Temporary difference between accounting and tax depreciation criteria	173,764	121,524	Realization over the term of straight-line depreciation

Absorption of conditional financing	91,917		Expiration of the financing agreements

Exchange variation	(86,913)	(101,970)	Settlement of the contracts

Provision for exports in transit	180,465	180,464	Recognition of revenue

Provision for loss from decrease to recoverable value of assets - impairment	367,423	367,423	Disposal of assets

Others	1,611,816	858,086
Total	6,657,480	3,269,148

Page:   86

b)  Deferred income tax and social contribution liabilities

	R$ thousand
	09.30.2010
Nature	Consolidated	Parent company	Grounds for realization

Costs with exploration and drilling for petroleum	17,093,034	17,093,034	Depreciation based on the unit of production method in relation to proven/developed reserves of oil fields.

Temporary difference between accounting and tax depreciation criteria	1,353,693	48,264	Depreciation over the useful life of the asset or disposal

Income and social contribution taxes - foreign operations	106,929	47,497	Occurrence of generating facts for making income available.

Investments in subsidiaries and affiliated companies	147,807		Occurrence of generating facts for making income available.

Exchange variation	1,466,029		Settlement of the contracts

Capitalized interest	1,550,791	1,550,791	Depreciation over the useful life of the asset or disposal

Temporary difference of contractual commitments with transfer of benefits, risks and control of assets and depreciation	1,228,271	1,131,472	Settlement of the liabilities

Others	1,380,622	348,857
Total	24,327,176	20,219,915

Page:   87

c)   Realization of deferred income tax and social contribution

In the Parent company, the realization of deferred tax credit assets in the amount of            R$ 3.269.148 thousand does not depend on future income because they will be absorbed annually by the realization of the deferred tax liability. In the consolidated statements, for the portion that exceeds the Parent Company’s balance, when applicable, the managements of the subsidiaries expect to offset these credits based on projections they have made.

	R$ thousand
	Expectations of realization
	Consolidated		Parent company
	Income tax and CSLL deferred assets	Income tax and CSLL deferred liabilities	Income tax and CSLL deferred assets	Income tax and CSLL deferred liabilities
2010	1,935,252	2,195,964	1,795,956	1,974,520
2011	992,439	2,645,020	396,322	1,937,811
2012	305,102	2,271,254	39,893	1,944,243
2013	364,520	2,344,750	77,401	1,942,491
2014	1,182,225	3,176,607	862,055	2,754,822
2015	199,789	2,633,395	42	2,413,231
2016 onwards	1,678,153	9,060,186	97,479	7,252,797
Portion recorded in the accounting	6,657,480	24,327,176	3,269,148	20,219,915
Portion not recorded in the accounting	2,065,439
Total	8,722,919	24,327,176	3,269,148	20,219,915

The subsidiary Petrobras Argentina S.A. (PESA) and its subsidiaries have tax credits resulting from accumulated tax losses amounting to approximately R$ 76,239 thousand (US$ 45,000 thousand) which are not recorded in their assets. Due to specific tax legislation in Argentina and other countries where PESA has investments that define limitation periods for these credits, these credits may be offset with future taxes payable.

In addition, the subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to R$ 1,304,519 thousand (US$ 769,991 thousand) resulting from accumulated tax losses, originating mainly from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years as from the date of their formation.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized according to the tax legislation of each country, if the venture is successful, through the generation of future taxable income.

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23.5     Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of the taxes recorded in the third quarter of 2010 and 2009 are presented as follows:

a)         Consolidated

	R$ thousand
	Jan-Sep 2010	Jan-Sep 2009

Income for the year before taxes and after employee profit sharing	35,049,516	34,910,053
Income tax and social contribution at statutory rates (34%)	(11,916,835)	(11,869,418)
Adjustments for calculation of the effective rate:
• Permanent additions, net	(373,643)	(356,213)
• Tax incentives	107,905	91,422
• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	1,814,192	1,491,593
• Tax credits of companies abroad in the exploration stage	15,775	(39,270)
• Tax losses	(81,872)	311,459
• Results of companies abroad with different rates	514,268	916,402
• Others	136,029	700,063

Expense for provision for income tax and social contribution	(9,784,181)	(8,753,962)

Deferred income tax/social contribution	(3,870,628)	(158,216)
Current income tax/social contribution	(5,913,553)	(8,595,746)
	(9,784,181)	(8,753,962)
Effective rate for income tax and social contribution	27,9%	25,1%

Page:   89

b)         Parent company

	R$ thousand
	Jan-Sep/2010	Jan-Sep/2009
Income for the year before taxes and after employee profit sharing	31,637,975	27,408,675
Income tax and social contributions at statutory rates (34%)	(10,756,912)	(9,318,950)
Adjustments for calculation of the effective rate:
• Permanent exclusions net	1,484,601	1,920,054
• Tax incentives	91,140	89,469
• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	1,814,192	1,491,593
• Others items	211,853	920,903
Expense for provision for income tax and social contribution	(7,155,126)	(4,896,931)
Deferred income tax/social contribution	(3,350,361)	713,652
Current income tax/social contribution	(3,804,765)	(5,610,583)
	(7,155,126)	(4,896,931)
Effective rate of income tax and social contribution	22.6%	17.9%

Page:   90

24  Employee benefits

The balances related to benefits granted to employees are presented as follows:

	R$ thousand
	09.30.2010				12.31.2009
	Consolidated		Parent company		Consolidated		Parent company
	Pension plan	Supplem. Health Care	Pension plan	Supplem. Health Care	Pension plan	Supplem. Health Care	Pension plan	Supplem. Health Care

Current liabilities:
Defined benefit plan	648,747	565,952	617,017	531,118	593,595	565,952	547,007	531,118
Variable contribution plan	47,867		44,679		48,179		44,679
	696,614	565,952	661,696	531,118	641,774	565,952	591,686	531,118

Non-current liabilities
Defined benefit plan	3,960,334	10,969,806	3,583,825	10,235,059	3,860,960	10,208,276	3,524,240	9,535,187
Variable contribution plan	201,323		185,946		95,110		87,959
	4,161,657	10,969,806	3,769,771	10,235,059	3,956,070	10,208,276	3,612,199	9,535,187
Total	4,858,271	11,535,758	4,431,467	10,766,177	4,597,844	10,774,228	4,203,885	10,066,305

24.1  Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a)   Petros Plan

Fundação Petrobras de Seguridade Social (Petros) is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan receive a supplement to the benefits provided by the Social Security system.  In addition to Petrobras, the Petros Plan is sponsored by Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini (Refap), and is closed to employees hired as from September 2002.

The evaluation of the Petros funding plan is made by independent actuaries on a capitalization basis for the majority of the benefits.  The sponsors make regular contributions in amounts equal to the contributions of the members (employees) and assisted persons (retirees and pensioners), i.e. on a parity basis.

On the verification of an eventual deficit in the defined benefit plans, this must be resolved by members, beneficiaries and sponsors, pursuant to Constitutional Amendment 20/1998 and Complementary Law 109/2001, observing the proportion with respect to the normal contributions made in the year in which that result was verified.

On October 23, 2008, Petrobras and the subsidiaries that sponsored the Petros Plan and Petros signed Financial Commitment Agreements as a result of the ratification of a legal transaction related to the pension plan, as established in the Reciprocal Obligations Agreement entered into between the sponsors and the union entities. The Financial Commitment Agreement has a term of 20 years with payment of half-yearly interest of 6% p.a. on the updated balance payable. At September 30, 2010,  the balances of the Financial Commitment Agreements totaled R$ 4,523,919 thousand (R$ 4,254,776 thousand in the Parent company), of which R$ 110,797 thousand (R$ 104,174 thousand in the parent company) in interest matures in 2010.

Page:   91

The obligation assumed by the Company, through the financial commitment agreements, represents a balancing item to the concessions made by the members/beneficiaries of the Petros Plan to the renegotiation for a change in the plan’s regulations, in relation to the benefits, and the closing of existing litigations.

At September 30, 2010, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 4,407,314 thousand (R$ 4,178,794 thousand in the Parent company), which will be held in the Company’s portfolio as a guarantee for the financial commitment agreements.

b)   Petros Plan 2

Petros Plan 2, a variable contribution plan, was implemented by the sponsors Petróleo Brasileiro S.A.(Petrobras), Petrobras Distribuidora S.A. (BR), Petrobras Química S/A  (Petroquisa) and Alberto Pasqualini – Refap S.A., starting on July 1, 2007. Afterwards, the companies Ipiranga Asfaltos S.A. (IASA), FAFEN Energia S.A., Termorio S.A., Usina Termelétrica de Juiz de Fora S.A., Termobahia S.A., Termomacaé Ltda. and Termoceará Ltda. joined the plan.

The sponsors that implemented the plan assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from subsequent admission, until August 29, 2007.  The disbursements for past service are made monthly over the same number of months in which the member had no plan and, therefore, should cover the part related to the members and sponsors. The plan will remain open for inscriptions after this date, but there will no longer be payment for past service.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method.  The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. At September 30, 2010, the contribution by Petrobras and subsidiaries to the defined contribution portion of this plan was R$ 252,426 thousand (R$ 240,747 thousand in the Parent company).

The actuarial evaluation in 2009, in order to comply with the rules for Supplementary Pensions, showed evidence of a lower level of loss from risk events in the year, and it also observed that the balance of the collective risk fund presented an amount sufficient to cover the estimated benefits for 2010. Accordingly, the Foundation followed the actuary’s suggestion that the risk contributions were redirected to the member’s account in the plan during the first semester of 2010 and, for the same reasons as previously mentioned, as of June 30, 2010, the Foundation’s decision-making council also maintained this course of action for the second semester of 2010.

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24.2  Petrobras Internacional Braspetro B.V. - PIB BV

24.2.1     Petrobras Argentina S.A.

a)  Defined contribution pension plan

In 2005, Petrobras Argentina S.A. (PESA) implemented this voluntary plan for all employees who meet certain conditions. The company contributes with amounts equal to the contributions made by the employees in accordance with the contribution specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at September 30, 2010 totaled R$ 3,390 thousand
(R$ 3,402 thousand at September 30, 2009).

b) Defined benefit pension plan

b.1)  Termination Indemnity Plan

This is a benefit plan in which employees who meet certain conditions are eligible on retirement to receive one month’s salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2)  "Compensator Fund" Plan

This plan is available for all PESA employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If a surplus is recorded in the funds allocated to trusts for payment of the defined benefits awarded by the plans and it is duly certified by an independent actuary, PESA may use these funds simply by notifying the trustee of this fact.

24.2.2     Nansei Sekiyu K.K.

The Nansei Sekiyu  K.K. Refinery offers its employees a supplementary retirement benefit plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by Sumitono Trust & Banking.

Page:   93

24.3   Healthcare - Multidisciplinary Healthcare (AMS)

Petrobras, its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A. have a healthcare plan (AMS) that has defined benefits and covers all present and retired employees of the companies in Brazil and their dependents.  The plan is managed by the company itself, and the employees contribute a fixed monthly amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The healthcare plan is not covered by guarantor assets. The benefits are paid by the Company, based on the costs incurred by the plan members.

24.4   Other defined contribution plans

The subsidiary Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees.

24.5   The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplem. healthcare	Pension plan		Supplementary healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Balance at January 1, 2009	4,420,164	98,865	9,832,800	4,013,712	92,785	9,194,888
(+) Costs incurred in the yea r	721,061	97,587	1,412,186	654,413	83,069	1,317,298
(-) Payment of contributions	(416,221)	(59,960)	(470,788)	(381,682)	(43,245)	(445,911)
(-) Payment of the financial commitment	(228,265)			(215,166)
Others	(42,184)	6,797	30	(30)	29	30
Balance at December 31, 2009	4,454,555	143,289	10,774,228	4,071,247	132,638	10,066,305
(+) Costs incurred in the period	627,807	108,279	1,146,892	559,126	97,881	1,065,452
(-) Payment of contributions	(358,183)		(387,888)	(314,936)		(365,625)
(-) Payment of the financial commitment	(120,785)			(114,616)
Others	5,687	(2,378)	2,526	21	106	45
Balance at September 30, 2010	4,609,081	249,190	11,535,758	4,200,842	230,625	10,766,177

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplem. healthcare	Pension plan		Supplementary healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Present amount of the liabilities in excess
of the fair value of the assets	8,157,702	425,069	12,730,738	7,441,854	398,545	11,838,735
Unrecognized actuarial gains/(losses)	(3,423,551)	(73,072)	(1,162,392)	(3,134,103)	(70,698)	(1,042,925)
Unrecognized past service cost	(125,070)	(102,807)	(32,588)	(106,909)	(97,222)	(29,633)
Net actuarial liability	4,609,081	249,190	11,535,758	4,200,842	230,625	10,766,177

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The net expenditure with the pension and healthcare plans include the following components:

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplementary healthcare	Pension plan		Supplementary healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Current service cost	317,691	112,878	148,411	283,502	104,393	135,167
Cost of interest:
· With a financial commitment agreement	327,433			327,422
· Actuarial	3,602,152	44,446	995,833	3,351,919	42,110	927,464
Estimated income from the plan's assets	(3,344,548)	(21,192)		(3,146,862)	(20,157)
Amortization of unrecognized actuarial (gains)/losses	2,010	302	(176)
Contributions by members	(294,156)	(33,205)		(273,792)	(33,509)
Unrecognized past service cost	17,555	5,056	2,847	16,937	5,044	2,847
Others	(330)	(8)	(22)			(28)
Net Cost in the period from Jan - Sep/10	627,807	108,277	1,146,893	559,126	97,881	1,065,450

Related to present employees:
Absorbed in the funding of operating activities	157,500	53,664	221,276	150,707	52,606	214,895
Directly to income	119,802	53,210	147,723	80,996	44,006	120,923
Related to retired employees	350,505	1,403	777,894	327,423	1,269	729,632
Net Cost in the period from Jan - Sep/10	627,807	108,277	1,146,893	559,126	97,881	1,065,450

Net Cost in the period from Jan - Sep/09	557,564	67,146	1,050,877	499,076	62,233	987,975

25

	R$ thousand
	Consolidated		Parent company
	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009

Net income before minority interest	25,265,335	26,156,091	24,482,849	22,511,744
Accumulated translation adjustments	2,630	230,233	20,546	(103,248)
Unrealized gains / (losses) on securities available for sale
Recognized	176,259	675,000	176,259	675,000
Reclassified to results	(6,220)	32,175	(6,220)	32,175
Unrecognized gains / (losses) on cash flow hedge
Recognized	3,936	(103,518)	3,936	(103,518)
Reclassified to results	(35,570)		(35,570)
Deferred income taxes and social contribution	(49,147)	(168,183)	(49,147)	(168,183)
Comprehensive income for the period	25,357,223	26,821,798	24,592,653	22,843,970
(-) Comprehensive result attributable to non-controlling interest	(659,702)	(4,098,736)
Comprehensive result attributable to Petrobras's Shareholder	24,697,521	22,723,062	24,592,653	22,843,970
 Comprehensive statements of income

Page:   95

26  Shareholder’s Equity

26.1   Paid in capital

At September 30, 2010, subscribed and fully paid-in capital amounting to R$ 200,160,863 thousand is represented by 7,367,255,304 common shares and 5,489,244,532 preferred shares, all of which are registered and have no par value.

26.2   Capital increase

On September 23, 2010, the Board of Directors of Petrobras approved a capital increase in the amount of R$ 115,052,319 thousand, increasing the Company’s capital from R$ 85,108,544 thousand to R$ 200,160,863 thousand through issuing 2,293,907,960 common shares, at the unit price of R$ 29,65, and 1.788,515,136 preferred shares at the unit price of R$ 26,30, attributing to their holders the same rights as the holders of the previously existing shares, increasing the capital to be represented by 7,367,255,304 common shares and by 5,489,244,532 preferred shares.

On September 29, 2010, there was the settlement of the Offering of the abovementioned shares, which resulted in the raising of R$ 115,052,319 thousand, where an amount equivalent to R$ 67,815,921 thousand was received through four series of Financial Treasury Bills (LFT) issued by the Federal Government, with maturity on September 7, 2014 March 7, 2015, September 7, 2015 and September 7, 2016.

As established in the Information Documents of the Offering, the funds would be used for the payment of the Onerous Assignment Agreement (see note 15.2) and for the financing of the Company’s Business Plan.

After  the conclusion of the settlement of the Offering, on September 29, 2010 the Company transferred to the Federal Government the total Financial Treasury Bills (LFT) received by Petrobras and an additional amount of R$ 6,991,695 thousand, in order to total the  payment of the Onerous Assignment in the amount of R$ 74,807,616 thousand. (See note 15.2)

On October 1, 2010, the Board of Directors of Petrobras approved the issue and verified the subscription of 75,198,838 Common Shares and 112,798,256 Preferred Shares, resulting from the option of a lot supplementary to the offering settled on September 29 2010,  maintaining the same of prices and rights of the shares settled previously,   resulting in the raising of additional funds and increasing the capital in the amount of R$ 5,196,240 thousand, increasing the capital to R$ 205,357,103 thousand, represented by 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares.

The capital increases paid in on September 29 and October 1, 2010 are within the authorized capital limits established in article 4 of the Company’s Bylaws.

The public offering generated  a funding cost in the amount of R$ 416,353 thousand, net of taxes, which was recorded in shareholders’ equity.

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26.3   Dividends

Interest on shareholders’ equity - fiscal year 2010

The Company’s Board of Directors approved the early distribution of remuneration to shareholders in the form of interest on shareholders’ capital, as established in article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00, on the following dates:

•       On May 14, 2010, a  payment of R$ 1.754.815 thousand, corresponding to a gross amount of R$ 0.20 per common or preferred share, to be made available on May 31, 2010, based on the shareholding position at  May 21, 2010;

•       On July 16, 2010, a  second payment of R$ 1,754,815 thousand, corresponding to a gross amount of R$ 0.20 per common or preferred share, to be made available on August 31, 2010, based on the shareholding position at July 30 2010;

•       On October 22, 2010, a  third payment of R$ 1,826,230 thousand, corresponding to a gross amount of R$ 0.14 per common or preferred share, to be made available on December 31, 2010, based on the shareholding position at November 1, 2010;

This interest on shareholders’ equity should be discounted from the remuneration that is distributed on the closing of the first quarter of 2010. The amount will be monetarily updated, according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned quarter.

The interest on shareholders’ equity is subject to the levy of income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

26.4 Net Income per Share

	R$ thousand
	Consolidated		Parent company
	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009
Net income attributable to shareholders of Petrobras	24,587,717	22,390,358	24,482,849	22,511,744
Weighted average of the number of common and preferred shares outstanding (thousand)	8,803,985	8,774,077	8,803,985	8,774,077
Net basic and diluted income per common and preferred share	2.80	2.56	2.79	2.56

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27  Legal proceedings and contingencies

27.1   Provisions for legal proceedings

	R$ thousand
	Consolidated		Parent company
	09.30.2010	12.31.2009	09.30.2010	12.31.2009
Social security contingencies	54,000	54,000	54,000	54,000
Total current liabilities	54,000	54,000	54,000	54,000

Labour grievances	237,965	101,768	110,906	14,956
Tax proceedings	374,152	122,536	233,378	1,766
Civil proceedings (*)	852,894	462,058	553,693	180,928
Other contingencies	191,383	178,937
Total non-current liabilities	1,656,394	865,299	897,977	197,650
Total contingencies	1,710,394	919,299	951,977	251,650

(*)  Net of deposit in court, when applicable.

	R$ thousand
	Contingencies
	Consolidated	Parent company
Balance at January 1, 2009	966,344	257,285
Addition	2,444,455	2,325,140
Reversal	(6,359)
Use	(1,133,123)	(1,020,792)
Transfers	(1,356,745)	(1,321,702)
Updating of interest	12,817	11,719
Accumulated translation adjustment	(8,090)
Balance at December 31, 2009	919,299	251,650
Addition	1,205,733	1,078,955
Reversal
Use	(512,972)	(459,086)
Transfers	30,815
Updating of interest	81,235	80,458
Accumulated translation adjustment	(13,716)
Balance at September 30, 2010	1,710,394	951,977

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Fishermen’s Federation of Rio de Janeiro – FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000.  At the time, Petrobras paid out extrajudicial indemnification to all those that proved they were fishermen when the accident happened.  According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, it established that the parameters for the respective calculations based on these criteria would result in an amount of R$ 1,102,207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in the decision are contrary to those specified by the Court of Appeals of Rio de Janeiro, itself.  The appeal was accepted. On June 29, 2007, a decision was published by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro denying approval  to the appeal by Petrobras and granting approval to the appeal by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit to annul the court decision of the First Civil Chamber of the Court of Appeals of Rio de Janeiro.

FEPERJ invoked motions for clarification of judgment, which are awaiting a hearing.

Based on the calculations prepared by the Company’s experts, the amount of R$ 47,730 thousand, updated to September 30, 2010, was maintained as representing the amount that the Company understands will be established by the higher courts at the end of the proceedings.

ICMS – Sinking of Platform P-36

In 2001, Platform P-36 was imported by Petrobras through temporary admission in accordance with the special regime for imports and exports (REPETRO) which suspends taxation and, therefore, on this occasion state taxes were not due.

With the sinking of the platform, the State of Rio de Janeiro initiated actions for collection of the suspended ICMS through  tax foreclosure proceedings as it understands that there will no longer be return of the platform.

In February 2010, with an unfavorable decision at the last level of appeals in the Superior Court of Rio de Janeiro, Petrobras began to evaluate the legal aspects of the suit and the economic aspects of the use of the benefits of a tax amnesty established in State Law 5,647, of January 18, 2010, which permits elimination of fines and an expressive decrease in other charges, as well as the possibility of payment with court order debts.

Petrobras adhered to the payment conditions of the aforementioned state law, fixing the total amount agreed upon with the State of Rio de Janeiro in the amount of R$ 448,666 thousand.

Page:   99

In May 2010 Petrobras paid the amount of R$ 313,666 thousand. The remaining balance of          R$ 135,000 thousand will be paid in court order debts. In addition, the State of Rio de Janeiro has undertaken to analyze tax benefits related to other projects and negotiation with the Company.

Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction  – excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company. Appeals will be filed against this decision in the higher courts in Brasilia. Petrobras filed special and extraordinary appeals, which are awaiting a hearing.

Parallely to the filing of the aforementioned appeals, on September 28, 2010 Petrobras filed a rescissory action with the Superior Court of Rio de Janeiro.

The maximum estimated exposure is around R$ 470,988 thousand.

Special interest in the Barracuda and Caratinga Fields

On July 1, 2010, Petrobras received a notice of infraction, drawn up by the National Agency for Petroleum, Natural Gas and Biofuels (ANP), in the amount of R$ 221,968 thousand, on the pretence of a special interest in the Barracuda and Caratinga  fields on account of amounts that would have been underpaid by the Company during the period between the second quarter of 2005 and the fourth quarter of 2009, due to the deduction of costs in supposed disagreement with ANP Ordinance 10/99.

On July 15, 2010, Petrobras filed its defense with ANP.

ANP presented a new official letter, with a review of the amount for the official notification, as it understands that part of the leasing agreement would not consist of a financing transaction.

At September 30, 2010, the maximum estimated exposure is around R$ 83,236 thousand.

On October 28, 2010, Petrobras paid the first installment of a total of 30, with respect to this liability.

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27.2   Main legal proceedings with a probability of possible loss:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the "loss" inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2,370 million, plus 5% as a premium and 20% as lawyers’ fees.

Petrobras filed a special and an extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

The special appeal offered by Porto Seguro, which sought to bar the processing of the special appeal by Petrobras, was heard and dismissed in December 2009. Motions to clarify were then invoked by Porto Seguro on March 12, 2010, which are awaiting a hearing.

The publication of this decision and judgment of the aforementioned special appeal through which Petrobras seeks to totally reverse the sentence is being awaited.

Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.

If the situation is not reversed, the estimated indemnification to Petroquisa, including monetary correction and interest, would be R$ 18,122,682 thousand as of September 30, 2010. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnification to Petroquisa, estimated at R$ 11,960,970 thousand, will not represent an actual disbursement from the Petrobras System.  Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 906,134 thousand as a premium and pay $ 3,624,536 thousand as lawyers’ fees to Lobo & Ibeas Advogados.

Plaintiff: Kalium Mineração S.A. Nature: Civil An action for losses and damages and loss of earnings due to the contractual rescission.

Considered as with the ground at the first instance. The two parties lodged appeals which were dismissed. Petrobras is awaiting a hearing of the extraordinary appeal lodged with the Federal Supreme Court and a special appeal with the Superior Court of Justice on September 18, 2003, both of which were admitted. There is also a special appeal by Kalium which is awaiting a hearing. The maximum exposure for Petrobras, updated to September 30, 2010, is R$ 187,029 thousand.

Plaintiff: Destilaria J.B. Ltda. and Others. Nature: Civil Collection of charges on invoices related to the purchase of alcohol paid late.	There is a final and unappealable condemnatory decision in an amount to be calculated and still pending confirmation. Indeterminate maximum exposure

Plaintiff: IBAMA

Nature: Civil

Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin , of August 11, 2004, for continuing to drill without prior approval.

Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting a hearing.

Maximum updated exposure: R$ 174,245 thousand

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice related to withholding income tax calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.

Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maximum updated exposure: R$ 4,487,857 thousand

Plaintiff: SRP - Social Security Department

Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of civil construction and other services.

Of the amounts the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 114,634 thousand is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 332 tax deficiency notices amounting to R$ 363,298 thousand at September 30, 2010. The position of Petrobras’ legal department for these deficiency notices is minimal risk of future disbursement.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electrogenic Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

On August 15, 2006, the Company filed a refutation of this notice of infraction in the Federal Revenue Inspectorate of Rio de Janeiro  as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute.  In a session on October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity.  The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers’ Council and this request has not yet been heard.

Maximum updated exposure: R$ 760,540 thousand

Plaintiff: Federal Revenue Department

Nature: Tax

CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1,177,882 thousand
Plaintiff: Federal Revenue Department Nature: Tax Withholding income tax (IRRF) on remittances abroad for payment of petroleum imports

The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Taxpayers’ Council that was approved.  Petrobras filed a spontaneous appeal which is awaiting a hearing.

Maximum updated exposure: R$ 885,005 thousand

Plaintiff: Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 333,086 thousand
Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha sold to Braskem.

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments.

Maximum updated exposure: R$ 2,174,796 thousand

Plaintiff: State Finance Department of Rio de Janeiro Nature: Tax ICMS – Notices of infraction on LNG transfer operations in the ambit of the centralizing establishment.

Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which denied approval for the appeal.

The Company is evaluating the possibility of taking legal action.

Maximum updated exposure: R$ 366,308 thousand

Plaintiff: State of São Paulo Nature: Tax Suspension of payment of ICMS on imports of natural gas from Bolivia.

The lower court considered the assessment to have grounds.

In the second instance, approval of the ordinary appeal was denied.

The company filed a spontaneous appeal which was rejected.

Awaiting inscription as an executable tax debt for filing of a claim with the federal supreme court (STF) by the State of Mato Grosso do Sul, which considered that it was adversely affected by the decision of the State Finance Department of Sao Paulo./SP.

Maximum updated exposure: R$ 981,626 thousand

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.

Nature: Tax

Not withholding and paying service tax (ISS) on offshore services.

Some municipalities located in the State of Espírito Santo have filed  notices of infraction against  Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion, only the Municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and filed an appeal.

Maximum updated exposure: R$ 1,430,634 thousand

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe

Nature: Tax

Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.

Notices of tax assessment as it is understood that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.

The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Maximum updated exposure: R$ 655,089 thousand

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax assessment notice received by Companhia Locadora de Equipamentos Petrolíferos (CLEP), referring to questioning related to the rate of Income Tax Withheld at Source, applicable to the issuing of securities abroad.  Possibility of applying the Brazil – Japan Treaty (Dec. 61.889/67).

On July 16, 2009 CLEP received a tax assessment notice.

On August 14, 2009, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro.

On September 3, 2009 the process was remitted to the Control and Hearing Service – DRJ.

Maximum updated exposure: R$ 343,506 thousand

Plaintiff: State Finance Department of São Paulo

Nature: Tax

Suspension of collection of ICMS and a fine for importing and non-compliance with an accessory obligation  Temporary admission – Drilling rig - Admission in Sao Paulo -  Customs clearance in Rio de Janeiro. (ICMS agreement 58/99)

The lower court considered the assessment to have grounds. The decision was upheld at the second instance.

The filing of a special appeal is being evaluated by Petrobras, to be heard by the Superior Chamber of the Tax Court of the State of São Paulo.

Maximum updated exposure: R$ 2,870,769 thousand

Plaintiff: Finance and Planning Department of the Federal District. Nature: Tax Payment of ICMS due to omission on exit (Inventories)	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 139,885 thousand
Plaintiff: State Finance Department of Bahia Nature: Tax Incorrect allocation of credit, difference in the ICMS rate for material for use and consumption.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 230,550 thousand
Plaintiff: Federal Revenue Department Nature: Tax CSLL and IRPJ - collection of a fine for dismissal of a voluntary disclosure	The lower court considered the assessment to have grounds. Maximum updated exposure: R$ 188,466 thousand
Plaintiff: Federal Revenue Department Nature: Tax Notices of Infraction for denial of offsetting of CSLL and IRPJ computed during the year by monthly estimate.

The Company is appealing at the administrative level.

Some notices were considered to have grounds at the first administrative level. The Company filed spontaneous appeals which are awaiting a hearing.

Maximum updated exposure: R$ 171,759 thousand

Plaintiff: Federal Revenue Department

Nature: Tax

Underpayment of corporate income tax (IRPJ) and social contribution on net income (CSLL) on income earned abroad in the period from 2005 to 2006, through affiliated companies and subsidiaries.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1,397,679 thousand

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Processes for small amounts

The Company is party to a number of legal and administrative proceedings with expectations of possible losses, whose total per legal nature is R$ 109,746 thousand in civil actions,       R$ 928,581 thousand in labor actions, R$ 852,558 thousand in tax actions and R$ 189,142 thousand in environmental actions.

Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the Company’s operations must be remedied or mitigated by the Company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1,06 million gallons of crude oil into the surrounding area.  At that time approximately R$ 74,000  thousand was spent to clean up the affected area and to cover the fines applied by the environmental authorities. There is the following lawsuit with respect to this spill:

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Description	Current situation
Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Claim for indemnification for moral and property damages to the environment.

No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.

Maximum updated exposure: R$ 145,308 thousand

The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

Plaintiff: Federal Public Attorney’s Office and Public Attorney’s Office of the State of Paraná

Nature: Environmental

Claim for indemnification for moral and financial damages and environmental restoration.

No decision handed down in the lower court. Maximum updated exposure: R$ 5,528,461 thousand

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15,059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13,738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Paraná Environmental Institute (IAP) Nature: Environmental Fine applied for alleged environmental damages.

Appeal by Petrobras dismissed at the 2nd administrative level. As it understands that the statute has run on the administrative fine, an annulment action was filed as a result of having received a "notice of federal debts payable", dated October 22, 2009.

Maximum updated exposure: R$ 150,003 thousand

The court determined that this suit and the suit brought by AMAR are heard together.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Federal Public Attorney’s Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.

As published on May 23, 2007 the claim  was considered  partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100,000 thousand, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred.   Petrobras filed a civil appeal against this decision which is awaiting a hearing.

Maximum updated exposure: R$ 282,952 thousand

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27.3     Positive contingencies

27.3.1       Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro, Transpetro and Refap filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to  recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and  November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article  3 of Law 9.718/98 is unconstitutional. On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At   September 30, 2010, the amounts of R$ 2,276,289 thousand for Petrobras, R$ 73,962 thousand for Gaspetro, R$ 28,292 thousand for Transpetro and  R$ 13,718  thousand for  Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

27.3.2     Litigations abroad

a)  In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond of platforms P-19 and P-31, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance Bond.

A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million.

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The insurance companies filed an appeal against this decision before the Court of Appeals for the Second Circuit. On May 20, 2004 the Court handed down a decision that partially confirmed the sentence with respect to the responsibility of the insurance companies for payment of the performance bonds. However, it removed the obligation of the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million. The insurance companies appealed against  these decisions in the Full Court, which was not accepted, and the judgment above remains definitive.

In April 2005 the parties (the insurance companies and Brasoil)  initiated negotiation procedures aimed at the effective settlement of Brasoil’s credit, seeking the signing of a heads of agreement, the operationalization of which, however, resulted in new doubts and questions to be remedied in court. On July 21, 2006, the US Court handed down an executive decision, defining the points of difference, such as interest due, however, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b)  In London - P-36

Through a decision handed down on February 2, 2004, Petromec Inc (Petromec) and Marítima Petróleo e Engenharia Ltda. (Marítima) were sentenced to reimburse Brasoil the amount of US$ 58 million, plus interest, for the loan made by  Brasoil to Petromec through a Deed of Payment and Indemnity, dated May 21, 1999 and guaranteed by Marítima in accordance with the Keepwell Agreement  dated May 21, 1999. The payment of these amounts is halted until pending questions are decided.

In the current stage of the litigation, Petromec is upholding its request for additional costs for the upgrade based on the Supervision Agreement, dated June 20, 1997.

A preliminary hearing related to the method by which the eventual right of Petromec occurred took place on June 26 and 27, 2007. On June 6, 2007, the Court handed down a decision, upholding the methodology defended by Petrobras and Brasoil. Petromec appealed against this decision and the Appeals Court considered this appeal on November 27, 2007. On December 21, 2007 the Court of Appeals substantially rejected Petromec’s appeal.

Petromec filed its Particulars of Claim on September 29, 2008, where it claimed the amount of US$ 154 million, plus interest. Brasoil and Petrobras presented their defense on January 29, 2010.

The preliminary hearing of Petromec’s claim is forecast to start on May 9, 2011. The final results of the litigation remain uncertain.

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        P-38 and P-40

After the hearing of the litigation related to P-38 and P-40, which took place in London during April and May 2007, the English Court handed down a decision on June 12, 2007 in favor of Brasoil in the following terms:

1)  With respect to the litigation for P-38,  a sentence for payment of the amount of     US$ 83 million with respect to the principal, plus interest in the amount of US$ 31 million, and costs to be calculated; and

2)  With respect to the litigation for P-40,  a sentence for payment of the amount of      US$ 171 million with respect to the principal, plus interest in the amount of US$ 66 million, and costs to be calculated.

The total amount awarded, excluding costs, in favor of Brasoil, is approximately 98.5% (in the case of P-38) and 96.4% (in the case of P-40) of the full amount of the sums claimed by Brasoil in the hearing.

In addition to the granting of the costs in favor of Brasoil, established in the decision of June 12, 2007, as mentioned above, a new decision was petitioned with respect to these costs. This decision was granted in the amount of £ 5 million. In a subsequent audience an additional decision in the amount of £ 1 million was granted.

c)   Other litigation for indemnification

In the building/conversion of ships into Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO) vessels, Brasoil transferred financial resources in the amount of US$ 640 million, equivalent to R$ 1,083,892 thousand at  September 30, 2010 (R$ 1,102,929 thousand at December 31, 2009) directly to its suppliers and subcontractors, with the aim of avoiding delays in the building/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable for reimbursement by the builders, which is the reason why litigations for financial indemnification were filed in international courts.  However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 568 million, equivalent to R$ 961,839 thousand  at September 30, 2010 (R$ 977,490  thousand at December 31, 2009) is recorded as an allowance for doubtful accounts.

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28  Commitments assumed by the energy segment

Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81,409 (equivalent to R$ 137,858 thousand at September 30, 2010) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

In the fourth quarter of 2009 Petrobras and YPFB signed a contractual addendum which regulates the payment of additional amounts to YPFB referring to the quantity of liquids (heavy hydrocarbons) present in the natural gas imported by Petrobras from YPFB through a Gas Supply Agreement (GSA). The addendum establishes additional amounts between      US$ 100 million and US$ 180 million per year, applied to the volumes of gas delivered as from May 2007. With respect to 2007, the obligation for additional payment by Petrobras was recorded as a provision in 2009 and settled in February 2010. The payment of the amounts referring to subsequent years will only be due after compliance with a condition precedent established in the addendum, which will demand additional negotiations with YPFB.

29  Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 4,656,670 thousand for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 4,059,103 thousand, net of commitments already undertaken, remaining in force.  Of this amount, R$ 2,923,036 thousand corresponds to a lien on the oil from previously identified fields already in production, and R$ 1,136,067 thousand refers to bank guarantees.

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30  Segment reporting

Petrobras is an operationally integrated company and the major part of the production of petroleum and gas from the Exploration and Production Department is transferred to other business departments of Petrobras.

The information per business area (operating segment) is being presented pursuant to CPC 22 –  Segment reporting ( IFRS-8 ). In the statements by business segment, the Company’s operations are presented according to the organization and management model approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and Production: This comprises the activities of exploration, production development and production of oil, LNG ( liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and also selling on  the domestic and foreign markets the surplus petroleum and byproducts produced in their natural gas processing plants.

b) Supply: This comprises the refining, logistics, transport and trading activities of oil and oil products, exporting of ethanol, extraction and processing of schist, as well as holding interests in companies of the petrochemical sector in Brazil.

c) Gas and Energy:  It comprises the activities of transport and trading of natural gas produced in Brazil or imported, transport and trading of LNG, generation and trading of electric power, as well as corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business (migration of the fertilizer business from the Supply department to Gas and Energy, pursuant to a decision of the Board of Directors on September 21, 2009).

d) Distribution: It is responsible for the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

e) International: It comprises the activities for exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners, are allocated in the corporate agencies group. Businesses dealing with biofuels, represented mainly by the operations of Petrobras Biocombustível are also included in this group.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business segments are considered and they are valued by internal transfer prices defined between the segments using calculation methodologies based on market parameters.

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CONSOLIDATED STATEMENT OF BUSINESS SEGMENTATION

Consolidated assets by business area – September 30, 2010

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Assets	224,167,499	109,414,016	48,603,259	12,397,668	30,084,489	92,262,962	(9,232,883)	507,697,010

Current assets	8,337,023	28,674,600	4,492,228	6,647,817	5,497,145	66,604,875	(8,838,656)	111,415,032
Cash and cash equivalents						47,291,933		47,291,933
Other current assets	8,337,023	28,674,600	4,492,228	6,647,817	5,497,145	19,312,942	(8,838,656)	64,123,099
Non-current assets	215,830,476	80,739,416	44,111,031	5,749,851	24,587,344	25,658,087	(394,227)	396,281,978
Long-term receivables	7,512,472	5,684,071	2,765,958	1,366,088	4,400,889	17,729,932	(394,227)	39,065,183
Investment	164	5,897,918	238,810	16,586	1,663,952	956,229		8,773,659
Property, plant & equipment	131,671,412	68,879,476	39,836,917	3,669,993	15,319,280	5,952,786		265,329,864
Intangible assets	76,646,428	277,951	1,269,346	697,184	3,203,223	1,019,140		83,113,272

Consolidated assets by business area – December 31, 2009

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Assets	132,171,585	87,852,758	44,938,374	10,951,017	28,378,086	56,556,508	(10,541,649)	350,306,679

Current assets	6,515,276	27,412,386	5,075,666	5,668,262	5,127,867	33,989,301	(9,415,183)	74,373,575
Cash and cash equivalents						29,034,228		29,034,228
Other current assets	6,515,276	27,412,386	5,075,666	5,668,262	5,127,867	4,955,073	(9,415,183)	45,339,347
Non-current assets	125,656,309	60,440,372	39,862,708	5,282,755	23,250,219	22,567,207	(1,126,466)	275,933,104
Long-term receivables	7,487,929	4,387,000	2,814,831	1,060,478	2,776,460	17,522,824	(1,126,466)	34,923,056
Investment		3,329,727	273,241	24,931	1,881,643	150,218		5,659,760
Property, plant & equipment	116,368,844	52,455,862	35,665,729	3,503,368	15,252,016	3,833,605		227,079,424
Intangible assets	1,799,536	267,783	1,108,907	693,978	3,340,100	1,060,560		8,270,864

The segmented information for 2010 and 2009 was prepared considering the change in the composition of the business departments, resulting from the transfer of the management of the Fertilizer business from the Supply department to the Gas and Energy Department.

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Consolidated Statement of Income per Business Area – Jan-Sep/2010

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Net operating income	70,576,165	129,325,251	10,886,456	48,147,384	18,264,947		(118,417,711)	158,782,492
Intersegments	69,945,014	42,375,849	1,247,269	1,003,796	3,845,783		(118,417,711)
Third parties	631,151	86,949,402	9,639,187	47,143,588	14,419,164			158,782,492
Cost of goods sold	(32,490,470)	(120,369,533)	(7,447,444)	(43,977,711)	(14,101,035)		117,946,081	(100,440,112)
Gross profit	38,085,695	8,955,718	3,439,012	4,169,673	4,163,912		(471,630)	58,342,380
Operating expenses	(5,178,541)	(5,125,949)	(2,095,011)	(2,688,107)	(2,435,798)	(6,402,224)	176,339	(23,749,291)
Selling, administrative and general expenses	(566,846)	(3,946,609)	(1,368,501)	(2,538,791)	(1,289,283)	(2,758,182)	137,076	(12,331,136)
Tax	(180,623)	(66,503)	(32,551)	(22,280)	(123,245)	(166,191)	(1,352)	(592,745)
Exploration costs for the extraction of oil	(1,894,545)				(535,370)			(2,429,915)
Loss on recovery of assets			(80,400)		(113,760)			(194,160)
Research and development	(639,130)	(229,741)	(147,076)	(6,400)	(5,371)	(283,976)	(4)	(1,311,698)
Health care and pension plans						(1,129,802)		(1,129,802)
Others	(1,897,397)	(883,096)	(466,483)	(120,636)	(368,769)	(2,064,073)	40,619	(5,759,835)
Operating income (loss)	32,907,154	3,829,769	1,344,001	1,481,566	1,728,114	(6,402,224)	(295,291)	34,593,089
Financial result, net						636,872		636,872
Stakeholding in investments		(146,614)	3,283	28	(8,911)	(28,231)		(180,445)

Operating income (loss) before social contribution, income-tax, employee and management profit sharing and minority interest	32,907,154	3,683,155	1,347,284	1,481,594	1,719,203	(5,793,583)	(295,291)	35,049,516
Income tax and social contribution	(11,188,464)	(1,302,121)	(456,960)	(503,732)	(342,360)	3,909,056	100,400	(9,784,181)
Minority interest	124,387	(71,657)	56,584		(120,682)	(666,250)		(677,618)
Net income (loss) attributable to shareholders of Petrobras	21,843,077	2,309,377	946,908	977,862	1,256,161	(2,550,777)	(194,891)	24,587,717

Consolidated Statement of Income per Business Area – Jan-Sep/2009

	R$ thousand
	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Elimination	Consolidated

Net operating income	53,601,654	108,448,946	9,427,863	42,551,773	15,445,362		(94,337,508)	135,138,090
Intersegments	52,704,162	36,878,806	1,470,032	1,119,078	2,165,430		(94,337,508)
Third parties	897,492	71,570,140	7,957,831	41,432,695	13,279,932			135,138,090
Cost of goods sold	(27,926,157)	(86,209,698)	(6,826,604)	(38,830,879)	(12,501,522)		93,125,227	(79,169,633)
Gross profit	25,675,497	22,239,248	2,601,259	3,720,894	2,943,840		(1,212,281)	55,968,457
Operating expenses	(5,591,837)	(4,195,252)	(1,628,186)	(2,248,609)	(2,244,995)	(5,423,894)	208,788	(21,123,985)
Selling, administrative and general expenses	(543,272)	(3,480,858)	(990,009)	(2,246,898)	(1,338,052)	(2,648,823)	155,341	(11,092,571)
Tax	(7,785)	(74,832)	(19,744)	(21,679)	(113,962)	(196,501)	(1,108)	(435,611)
Exploration costs for the extraction of oil	(1,981,083)				(377,100)			(2,358,183)
Loss on recovery of assets
Research and development	(450,154)	(238,458)	(29,142)	(8,141)	(2,333)	(392,062)	(279)	(1,120,569)
Health care and pension plans						(1,037,504)		(1,037,504)
Others	(2,609,543)	(401,104)	(589,291)	28,109	(413,548)	(1,149,004)	54,834	(5,079,547)
Operating income (loss)	20,083,660	18,043,996	973,073	1,472,285	698,845	(5,423,894)	(1,003,493)	34,844,472
Financial result, net						(272,984)		(272,984)
Stakeholding in investments		544,425	92,127	(27,026)	(268,322)	(2,639)		338,565

Operating income (loss) before social contribution, income-tax, employee and management profit sharing and minority interest	20,083,660	18,588,421	1,065,200	1,445,259	430,523	(5,699,517)	(1,003,493)	34,910,053
Income tax and social contribution	(6,828,444)	(6,134,958)	(330,845)	(500,577)	(244,770)	4,944,444	341,188	(8,753,962)
Result attributable to minority interests	41,217	(158,052)	(192,590)		(158,701)	(3,297,606)	(1)	(3,765,733)
Net income (loss) attributable to shareholders of Petrobras	13,296,433	12,295,411	541,765	944,682	27,052	(4,052,679)	(662,306)	22,390,358

The segmented information for 2010 and 2009 was prepared considering the change in the composition of the business departments, resulting from the transfer of the management of the Fertilizer business from the Supply department to the Gas and Energy Department.

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Consolidated Statement per International Business Area –  2010

	R$ thousand
			Gas & Energy
	E&P	Supply		Distribution	Corporate	Eliminations	Consolidated

International area
Assets (at 09.30.2009)	21,039,341	5,357,677	3,357,623	1,314,147	2,849,102	(3,833,401)	30,084,489
Statement of income (Jan-Sep/2010)
Net operating revenue	4,824,687	9,677,164	1,559,141	5,360,690		(3,156,735)	18,264,947
Intersegments	3,874,748	2,898,845	216,941	47,585		(3,192,336)	3,845,783
Third parties	949,939	6,778,319	1,342,200	5,313,105		35,601	14,419,164
Operating income (loss)	1,865,395	(35,313)	258,017	54,227	(401,332)	(12,880)	1,728,114
Net income (loss)	1,503,404	(30,452)	181,657	52,028	(437,596)	(12,880)	1,256,161

Consolidated Statement per International Business Area – 2009

	R$ thousand
			Gas
	E&P	Supply	&	Distribution	Corporate	Eliminations	Consolidated
			Energy
International area
Assets (at 12.31.2009)	19,950,432	5,067,726	3,470,217	1,163,257	3,909,723	(5,183,269)	28,378,086
Statement of income (Jan-Sep/2009)
Net operating revenue	4,028,121	8,843,518	1,602,826	3,892,485	4,378	(2,925,966)	15,445,362
Intersegments	2,637,177	2,148,744	237,841	67,634		(2,925,966)	2,165,430
Third parties	1,390,944	6,694,774	1,364,985	3,824,851	4,378		13,279,932
Operating income (loss)	1,049,637	(104,918)	258,412	2,753	(555,465)	48,426	698,845
Net income (loss)	786,769	(273,807)	211,113	8,089	(753,538)	48,426	27,052

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31  Derivative financial instruments, hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.

31.1     Risk management objectives and strategies

Petrobras’ risk management is conducted by its officers, following a corporate risk management policy. In March 2010, in compliance with the new corporate governance model developed by the Company, the Financial Integration Committee was established by the Executive Board, replacing the Risk Management Committee. The Committee is sponsored by the Financial Board and is composed of all the executive managers of the financial department and the executive managers of the business departments are convened for discussions on specific themes.  One of the responsibilities of the Financial Committee is to evaluate exposures to risks and to establish guidelines for measuring, monitoring and managing the risk related to the activities of Petrobras and it is the Executive Board’s responsibility to decide on the themes.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

The Company adopts a philosophy of integrated risk management, according to which the focus of management is not on individual risks – the operations or the business units – but on the broader, consolidated perspective of the corporation, making use of possible natural hedges. For the management of market/financial risks, structural actions, created as a result of appropriate management of the company’s capital and indebtedness, are adopted as a preference in detriment to the use of derivative instruments.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to make explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

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31.2      Risk of change in the prices of oil and oil products

a)      Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the price cycle, not using derivatives for hedging systematic operations (purchase or sale of commodities with the aim of attending the operational requirements of the Petrobras System).

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Financial Integration Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e.  they are hedge operations where the gains and losses are totally or partially offset by the opposite result in the physical position.

b)      Main transactions and future commitments hedged by derivative operations

The main operations with derivative financial instruments carried out by the companies of the Petrobras System are intended to hedge the expected results of the transactions performed abroad.

Accordingly, the operations with derivative instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts.  The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The hedges settled during the period from January to September 2010 corresponded to approximately 68.10% of the traded volume of imports and exports to and from Brazil plus the total volume of the cargos traded abroad.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), the Intercontinental Exchange, BNP Paribas, Shell (Stasco) and Morgan Stanley.

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c)      Parameters used for risk management

The main parameters used in risk management for changes in the prices of Petrobras’ oil and oil products are the operating cash flow at risk (CFAR) for medium-term assessments, and Value at Risk (VAR) and Stop Loss for short-term assessments. Corporate limits are defined for VAR and Stop Loss.

At September 30, 2010, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$  46,025 thousand.

d)      Notional and fair value of the derivative instruments

The following table summarizes the information on the derivative contracts in force for oil and oil products.

	Consolidated
	Notional value in		Fair value recorded
	thousands of bbl*		R$ thousand**		Maturity
	09.30.2010	12.31.2009	09.30.2010	12.31.2009

Futures contracts	(11,225)	(8,510)	(60,906)	(38,234)	2010
Purchase commitments	31,783	25,882
Sale commitments	(43,008)	(34,392)

Options contracts	(9,834)	(1,150)	(10,084)	(1,800)	2010
Buy	716	(550)	(5,581)	(1,600)
Bidding position	7,016
Short sale	(6,300)	(550)

Sale	(10,550)	(600)	(4,503)	(200)
Bidding position	5,375	250
Short sale	(15,925)	(850)

Forward contracts	552	(1,075)	3,435	(7,129)	2010/2011
Long position	3,445	987
Short position	(2,893)	(2,062)

Total recorded in other current assets and liabilities			(67,555)	(47,163)

(*) A negative notional value represents a short position.

(**) Negative fair values were recorded in liabilities and positive fair values in assets.

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	Parent Company
	Notional value in		Fair value recorded
	thousands of bbl*		R$ thousand**		Maturity
	09.30.2010	12.31.2009	09.30.2010	12.31.2009

Futures contracts	387	162	4,160	(2,329)	2010
Purchase commitments	9,684	10,683
Sale commitments	(9,297)	(10,521)

Options contracts	(9,300)	(1,150)	(8,620)	(1,800)	2010
Buy	1,200	(550)	(3,931)	(1,600)
Bidding position	6,800
Short sale	(5,600)	(550)
Sale	(10,500)	(600)	(4,689)	(200)
Bidding position	4,800	250
Short sale	(15,300)	(850)

Forward contracts	400	101	4,674	192	2010
Long position	400	276
Short position		(175)

Total recorded in other current assets and liabilities			214	(3,937)

(*) A negative notional value represents a short position.

(**) Negative fair values were recorded in liabilities and positive fair values in assets.

e)       Gains and losses in the period

	R$ thousand
	Consolidated		Parent company
Derivatives for oil and oil products	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009
Gain (loss) recorded in results	34,899	(203,311)	(562)	154,044

f)        Value and  type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

The following table presents the balance of the margins given for coverage of the commodities transactions traded on the stock exchanges and  the over-the-counter market of the Parent Company and Consolidated.

R$ thousand
Consolidated		Parent company
09.30.2010	12.31.2009	09.30.2010	12.31.2009
361,966	243,407	154,393	120,212

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g)      Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives of oil and oil products.  The probable scenario is the fair value at September 30, 2010.  The possible and remote scenarios consider a deterioration of the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

		R$ thousand
Market derivatives for oil and oil products	Risk	Probable scenario at 09.30.2010	Possible Scenario ( Δ de 25%)	Remote Scenario ( Δ de 50%)
Brent	High in Brent Oil	15,359	(119,891)	(239,782)
Freight	High in freight	126	(777)	(1,554)
Gasoline	High of Gasoline	(12,011)	(38,149)	(76,299)
Fuel oil	High of Fuel oil	17,983	(241,643)	(483,286)
Propane	High of Propane	2,102	(7,221)	(14,442)
WTI	High of WTI	2,126	(328,604)	(830,584)
Diesel	High of Diesel	(33,971)	(177,458)	(354,916)
Butano	Fall in Butano	1,084	(6,791)	(13,582)
Etanol	Fall of Etanol	7	(4,839)	(9,678)

h)      Embedded derivatives

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed, and are applicable to the units of Petrobras and its subsidiaries.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

The Embedded derivatives identified in the quarter were:

Sale of Imported Petroleum

Sales agreements for imported petroleum entered into between Petrobras Singapore Private Limited (PSPL), a subsidiary of Petrobras International Finance Company (PIFCo), and Refinaria de Petróleo Riograndense S.A., a jointly controlled subsidiary of Petrobras, consolidated in proportion to its interests in the capital (33,20%).

The transaction consists of sale of petroleum, whose main characteristics reside in the fact that the prices to be paid on a future date are fixed at the time of the signing of the contracts, in contrast to other transactions of the same nature where the settlement prices are observed on the dates of delivery of the products, which incontestably defines the existence of a short position for a petroleum futures contract.

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	Notional value in thousands of bbl*	Fair value R$ thousand	VAR R$ thousand	Maturity
Forward contract
Short position	840	1,473	2,630	2010/2011

31.3     Exchange risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

Fluctuations in exchange rates may have a negative effect on Petrobras’ financial situation and operating results, since the majority of the Company’s revenues are in reais while the major part of its liabilities are in foreign currency.

a)  Management of exchange risks

With respect to the management of exchange risks, Petrobras seeks to identify and address them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the real and the US dollar or another currency.

The risk management is performed for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy may involve the use of derivative instruments to minimize the exchange exposure of certain obligations of the Company.

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b) Main transactions and future commitments protected by operations with derivatives

Petrobras International Finance Company (PIFCo)

In September 2006, the Company, through its subsidiary PifCo, contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this transaction in US dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence.  The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs (a currency forward contract without physical delivery) on the Brazilian over-the-counter market. For the aviation segment, which represents 100 % of the operations contracted for the period, the term of exposure is three months on average and the hedge is contracted concomitantly with the definition of the cost of the exported aviation kerosene, thus fixing and assuring the trading margin.  In the period in question operations were contracted in the amount of US$ 236 million.

Usina Termelétrica Norte Fluminense (UTE Norte Fluminense)

The Company, aiming at assuring that significant fluctuations in the quotation of the US dollar do not affect its results and cash flows, contracted hedge in the nominal amount of US$ 22 million, representing 50% of its total indebtedness in foreign currency.

It is important to point out that UTE Norte Fluminense is managed jointly, consolidated by Petrobras in proportion to its capital interest (10%).

Refinaria de Petróleo Riograndense S.A.

The refinery has outstanding  positions in NDF instruments (a currency forward contract without physical delivery) for the acquisition of imported petroleum in the notional amount of US$ 118,600 thousand and for hedging of financing in foreign currency in the notional amount of US$ 29,619 thousand.

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c) Results obtained with respect to the proposed objectives and parameters used for risk management

Petrobras International Finance Company (PIFCo)

The hedge known as a cross currency swap complies with CVM Resolution 604/09 which approved CPC 38 - Financial Instruments: Recognition and Valuation and CPC 39 - Financial Instruments Presentation.

The Company decided to qualify its cash flow cross currency hedging. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the hedged item is realized.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in  exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company’s policy is to hedge up to a maximum of 100% of the volume exported.

The volume of hedge contracted for international billing between January and September 2010 represented 54.87% of all the volume exported by Petrobras Distribuidora in the year. The settlements of all the operations that matured between January 1 and September 30, 2010 generated a positive result for the Company of R$ 8.278 million.

Ipiranga Asfaltos S.A. (a subsidiary of BR Distribuidora)  contracted NDFs in the short position in dollars to guarantee revenues in Reais from foreign clients with credit cards.  Between January and September 2010 operations were contracted in a total amount of          US$ 2.537 million. In the same period, the settlements that occurred generated a positive result of R$ 409 thousand.

d) Notional and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company.

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Foreign currency derivatives

	Consolidated
	Notional value		Fair value		Maturity	Value at Risk
	in $ thousand		R$ **			R$ *
	09.30.2010	12.31.2009	09.30.2010	12.31.2009

Dollar forward contracts

Long position	USD 170.219	USD 22.000	(7,029)		2010	823
	USD 170.219	USD 22.000	(7,029)

Short position (USD)	USD 20.762	USD 75.898	2,156	1,722	2010	338
	USD 20.762	USD 75.898	2,156	1,722

Cross Currency Swap			158,754	112,863	2016	9,190
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35.000.000	JPY 35.000.000	775,409	710,604
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 297.619	USD 297.619	(616,655)	(597,741)
Total recorded in other current assets and liabilities			153,881	114,585

(*) Value at Risk =  maximum expected loss in one-day with 95% reliability under normal market conditions.

(**) Negative fair values were recorded in liabilities and positive fair values in assets.

Main counterparties of the operation: Citibank, HSBC and Bradesco.

The table below presents how gains or losses from derivative instruments were recognized and whether there were reclassifications of other comprehensive results to the results for the period.

e) Gains and losses in the year

	R$ thousand
	Consolidated		Parent company
Foreign currency derivatives	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009
Gain (loss) recorded in results	7,265	23,421
Gain (loss) recorded in shareholders' equity	(27,485)	(22,736)

f) Value and  type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

g) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives, loans and financial investments in foreign currency.  The probable scenario is the fair value at  September 30, 2010.  The possible and remote scenarios consider a deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

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		R$ thousand
		Consolidated
Foreign currency derivatives	Risk	Probable scenario	Possible Scenario	Remote Scenario
		at 09.30.2010	( Δ of 25%)	( Δ of 50%)
Dollar forward contracts	Appreciation of the dollar against the real	(7,029)	(1,674)	(3,348)
Dollar forward contracts	Appreciation of the dollar against the real	2,156	(6,664)	(15,483)
Cross Currency Swap	Depreciation of the yen against the dollar	158,753	3,671	(99,716)

		R$ thousand
		Consolidated
Foreign currency debt *	Risk	Probable scenario at	Possible Scenario	Remote Scenario
		09.30.2010	( Δ of 25%)	( Δ of 50%)

Real [1]	Appreciation of the dollar against the real	25,169,454	6,292,364	12,584,727
Dollar	Appreciation of the dollar against the real	48,100,820	12,025,205	24,050,410
Euro	Appreciation of the euro against the real	225,280	56,320	112,640
Yen	Appreciation of the yen against the real	2,733,770	683,443	1,366,885
		76,229,324	19,057,332	38,114,662

		R$ thousand
		Consolidated
Financial investment*	Risk	Probable scenario at	Possible Scenario	Remote Scenario
		09.30.2010	( Δ of 25%)	( Δ of 50%)
In foreign currency:	Appreciation of the real against the dollar	18,915,389	(4,728,847)	(9,457,695)
		18,915,389	(4,728,847)	(9,457,695)

			R$ thousand
		Probable scenario	Possible Scenario	Remote Scenario
Financial investment (derivative)*	Risk	at 09.30.2010	( Δ de 25%)	( Δ de 50%)
Future dollar long position	Appreciation of the real against the dollar	(2,717)	(95,003)	(190,005)
		(2,717)	(95,003)	(190,005)

 (*) The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk.  Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

31.4     Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt.  If the market interest rates (particularly LIBOR) rise, the Company’s financial expenses will increase which may cause a negative impact on the operating results and financial position. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt at floating rates expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil.

Management of interest rate risks

Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in interest rates.

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31.5     Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management.  These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

The management of the credit risk in Petrobras is part of the management of the financial risks, which is performed by the Company’s officers, following a corporate risk management policy. The Credit Commissions, which were established due to a decision by the Executive Board, are each composed of three members and chaired by the Executive Manager for Financial Planning and Risk Management and the other members are the Executive Manager for Finances and the Executive Manager for the commercial department in contact with the client or with the financial institution.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify the recommendations to be applied in the units involved or to be submitted to the appreciation of higher instances.

The credit risk management policy is part of the overall risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient process of analysis, concession and management of the credits.

Petrobras only grants credit from commercial interest and solely for the acquisition of its products.

Parameters used for credit risk management

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each one of the market segments in which it operates.

The Company’s commercial credit portfolio, which surpasses US$ 36 billion, is very diversified and the credits granted are divided in an egalitarian manner between clients of the Brazilian domestic market and foreign markets.

Amongst the main clients there are large companies of the petroleum market, considered major companies, and the subsidiaries of the Petrobras System, beneficiaries of around 35% and 42%, respectively, of the total credit granted.

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Financial institutions are beneficiaries of approximately US$ 38 billion, distributed between the main international banks, considered by international risk classifiers as Investment Grade, and the most important Brazilian banks.

Guarantees used in credit risk management

Credit sales to clients considered as high risk are only made through receipt of guarantees.  For this, the Company accepts credit cards issued abroad, bank guarantees issued in Brazil, mortgages and collateral.

For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

Only guarantees issued by financial institutions that have available credit, established in accordance with the parameters adopted by the Company, are accepted.

The table below presents the maximum exposure to credit risk for the third quarter.

R$ thousand
Guarantees	2,679,264
Derivatives	11,129
Financial investments	22,571,276

31.6     Liquidity risk

Petrobras uses its funds mainly for capital expenses, payment of dividends and debt refinancing. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position, will continue to permit compliance with the established capital requirements.

       Liquidity risk management

The liquidity risk management policy adopted by the Company predicts the continuity of the rescheduling of the debt profile, appropriate to the investment cycle; raising of capital through various means and through medium and long-term financing agreements, including the issuing of bonuses on the international capital markets, financing of suppliers, project financing and bank financing.

Page:   123

Government regulation

In addition, the Ministry of Planning, Budgeting and Management controls the total amount of debts that Petrobras and its subsidiaries may incur, during the approval process of the annual budget. The Company and its subsidiaries must also obtain the approval of the National Treasury before assuming medium and long term debts. Loans that exceed the budgeted amounts for each year must be approved by the Federal Senate.

31.7     Financial investments (Operations with derivatives)

Petrobras has financial investments represented by quotas of exclusive funds, with part of the proceeds invested in operations with derivatives (US dollar futures contracts and interbank deposits) guaranteed by the Futures and Commodities Exchange (BM&F).

The following table presents the market value of the operations with derivatives held in the exclusive investment funds as of September 30, 2010.

		R$ Thousand
Contract	Quantity	Market value (Nocional)	Fair value	Maturity
DI forward	(17,429)	(2,399,761)	1,059	2010 a 2012
Long position	111,712	10,282,130	(325)
Short position	(129,141)	(12,681,891)	1,384
Dollar forward	5,536	453,793	(3,276)	2010
Long position	6,334	538,334	(3,487)
Short position	(998)	(84,541)	211
Euro forward	(113)	(13,108)	74	2010
Short position	(113)	(13,108)	74

Page:   124

32  Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values.  The fair values of the long-term assets and liabilities closely approximates their carrying values.

The estimated fair value for long-term loans of the Parent Company and Consolidated at  September 30, 2010 were, respectively, R$ 30,212,324 thousand and R$ 94,000,575 thousand, calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and they may be compared to the carrying values of R$ 29,244,949 thousand and R$ 91,974,017 thousand.

The hierarchy of the fair values of the Company’s financial assets and liabilities, recorded at fair value on a recurring basis, at September 30, 2010, is presented as follows:

	R$ thousand
	Consolidated
	Fair value measured based on
		Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)
	Prices quoted on active market (Level 1)			Total

Assets
Marketable securities	16,165,424			16,165,424
Foreign currency derivatives		160,910		160,910
Commodity derivatives	47,563	19,738		67,301
Total assets	16,212,987	180,648		16,393,635

Liabilities
Foreign currency derivatives		(7,029)		(7,029)
Commodity derivatives	(118,552)	(16,303)		(134,855)
Total liabilities	(118,552)	(23,332)		(141,884)

Page:   125

33  Security, environment and health

In the first nine months of 2010, Petrobras’s main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of oil spillage affecting the environment.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and  the safety and health of its employees, which have been successively recognized both within and outside Brazil.

As a consequence, in September 2010, for the fifth consecutive year Petrobras remained in the select group of companies that compose the Dow Jones Sustainability Index (DJSI) and it is the only Latin American company from the petroleum and gas sector present in this index.

According to the institution, Petrobras continued to hold a position of prominence in the requirements of transparency, risk and crisis management, client relationship management, management of social impacts on communities, as well as with respect to its environmental management policy and system.

In the  period from January to September 2010, the Company’s total expenditure on security, environment and health (SMS), considering investments and operations, reached the amount of R$ 3,282,019 thousand, of which R$ 1,465,489 thousand was spent on security,  R$ 1,565,321 thousand was spent on the environment and R$ 251,208 thousand was spent on health, where the expenses with multidisciplinary health assistance (AMS) and support for outside environmental programs and/or projects are not included.

This total included the expenditures made through PEGASO (Program for Excellence in Environmental Management and Operating Security), which, between investments and operations, totaled R$ 364,538 thousand in the period.

Page:   126

34  Statement of added value

	R$ thousand
	Consolidated				Parent company
	Jan-Sep/2010		Jan-Sep/2009	(*)	Jan-Sep/2010		Jan-Sep/2009	(*)
Revenues
Sales of products and services and other revenues	201,909,071		172,772,662		153,981,040		132,055,664
Allowance for doubtful accounts - formation	(173,468)		1,082		(132,042)		(7,291)
Revenues related to construction of assets for own use	49,483,934		39,728,628		37,602,140		28,986,660
	251,219,537		212,502,372		191,451,138		161,035,033
Inputs acquired from third parties
Materials consumed	(29,801,594)		(25,625,296)		(18,599,494)		(16,328,140)
Cost of goods for sale	(31,855,736)		(17,981,393)		(23,566,107)		(12,414,762)
Power, third-party services and other operating expenses	(51,823,723)		(45,848,756)		(38,514,988)		(35,408,865)
Tax credits on inputs acquired from third parties	(14,917,064)		(12,198,963)		(13,088,392)		(10,202,419)
Loss on recovery of assets	(714,074)		(549,958)		(28,885)		(121,439)
	(129,112,191)		(102,204,366)		(93,797,866)		(74,475,625)

Gross added value	122,107,346		110,298,006		97,653,272		86,559,408

Retentions
Depreciation and amortization	(10,951,530)		(10,341,015)		(7,860,539)		(7,313,234)

Net added value produced by the Company	111,155,816		99,956,991		89,792,733		79,246,174

Transferred added value
Equity in earnings of investments	(180,445)		338,565		4,865,792		6,715,631
Financial income - including monetary and exchange variations	2,663,905		2,598,376		2,375,636		3,476,678
Amortization of goodwill and discounts
Rents, royalties and others	725,492		858,461		595,137		811,685
	3,208,952		3,795,402		7,836,565		11,003,994

Total added value to be distributed	114,364,768		103,752,393		97,629,298		90,250,168
Distribution of added value
Personnel and officers
Payroll and related charges
Salaries	10,187,617	9%	8,852,373	9%	7,616,594	8%	6,728,445	7%
Employee and management profit-sharing

Benefits
Advantages	547,801	0%	509,838		436,875		348,394
Retirement and pension plan	942,347	1%	718,569	1%	900,682	1%	690,167	1%
Healthcare plan	1,319,653	1%	1,201,462	1%	1,242,931	1%	1,132,945	1%

FGTS	521,587	1%	470,251	0%	451,335	0%	408,323	0%
	13,519,005	12%	11,752,493	11%	10,648,417	11%	9,308,274	10%
Taxes
Federal ( * *)	40,770,152	36%	36,492,522	35%	35,926,897	37%	30,746,502	34%
State	19,991,231	17%	18,180,517	19%	10,235,383	10%	9,680,525	11%
Municipal	134,814	0%	123,805	0%	74,310	0%	72,123	0%
Abroad ( ** )	3,805,460	4%	3,773,253	4%
	64,701,657	57%	58,570,097	58%	46,236,590	47%	40,499,150	45%
						0%
Financial institutions and suppliers			0
Interest, and exchange and monetary variations	5,242,962	5%	3,236,047	5%	5,104,025	5%	8,531,666	9%
Rental and affreightment expenses	5,635,809	5%	4,037,665	4%	11,157,417	11%	9,399,334	10%
	10,878,771	10%	7,273,712	9%	16,261,442	17%	17,931,000	20%
Shareholders
Interest on shareholders' equity	5,335,860	5%	4,387,038	4%	5,335,860	5%	4,387,038	4%
Dividends
Minority interest	677,618	1%	3,765,733	4%
Retained earnings	19,251,857	17%	18,003,320	16%	19,146,989	20%	18,124,706	20%
	25,265,335	23%	26,156,091	24%	24,482,849	25%	22,511,744	25%

Added value distributed	114,364,768	100%	103,752,393	100%	97,629,298	100%	90,250,168	100%

(*) Adjusted for comparison purposes

(**) Includes governmental holdings

Page:   127

35  Additional Information on Cash Flows

	R$ thousand
	Consolidated		Parent company
	Jan-Sep/2010	Jan-Sep/2009	Jan-Sep/2010	Jan-Sep/2009

Amounts paid and received during the year
Interest paid, net of the capitalized amount	(4,771,207)	(4,753,243)	(3,018,966)	(3,052,049)
Interest received on loans			608,789	2,421,898
Income tax and social contribution	(3,907,994)	(6,884,219)	(2,345,559)	(5,355,140)
Third party income tax withheld at source	(2,041,222)	(3,086,358)	(1,935,303)	(2,836,580)
	(10,720,423)	(14,723,820)	(6,691,039)	(8,821,871)
Investment and financing transactions not involving cash

Acquisition of shareholding interest	139,536		139,536
Acquisition of contrtact property, plant and equipment with transfer of benefits, risks and control of assets		117	4,980,563	293,984
Capital increase with public bonds, used for purchase of exploration rights (onerous assignment)	67,815,922		67,815,922
Formation of provision for dismantling of areas	78,165	7,997

(*) Adjusted for comparison purposes.

36  Subsequent Events

Authorization for disclosure of the financial statements

The Company’s Board of Directors, in a meeting held on November 11, 2010, authorized the publication of these financial statements.

Merger of Marlim Participações S.A. and Nova Marlim Participações S.A.

On November 9, 2010, a special general shareholders’ meeting to be held on December 7, 2010 was called, which will submit to the deliberation of its shareholders the merger of the wholly owned subsidiaries Marlim Participações S.A. (Marlimpar) and Nova Marlim Participações S.A. (Novamarlimpar).

Page:   128

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION As of - 09/30/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Net income

Petrobras posted net income of R$ 8,555 million in 3Q-2010, with an operating profit corresponding to 20% of the net operating revenue (24% in 2Q-2010).

R$ million
3rd Quarter					Period Jan-Sep
			3Q10 X				2010(X)
2Q - 2010	2010	2009	2Q10		2010	2009	2009
			(%)				(%)

50,528	53,125	46,069	5	Gross Operating Revenues	151,900	129,647	17
38,914	40,663	35,266	4	Net Operating Revenues	116,529	99,425	17
9,353	8,145	7,375	(13)	Operating Profit (1)	26,586	25,749	3
(51)	122	(1,040)	(339)	Financial Result	186	(5,056)	(104)
1,408	2,465	3,078	75	Equity Balance	4,866	6,716	(28)
8,237	8,555	7,908	4	Net Income per Period	24,483	22,512	9
0.64	0.67	0.62	5	Net Income per Share	1.90	1.75	9
256,675	373,766	336,772	46	Market Value	373,766	336,772	11

(1)       Before financial income and expenses and equity accounting.

The main factors that contributed to the 9% increase in net income for the period from January to September 2010 compared to the period from January to September 2009 were:

•         17% increase in net operating income as a result of:

✓  Increase in the average prices of petroleum exports, due to the higher international quotations for oil, reflecting the improvement in the worldwide economic scenario, especially in the North American economy, as well as the greater volume exported.

✓  Increase in the volumes sold on the domestic market, especially diesel, due to the recovery of industrial activity and investments in the infrastructure, and gasoline, reflecting the expressive growth in the fleet of flex fuel vehicles, allied to the shortage of alcohol on the market at the beginning of 2010.

•         A 28% increase in the costs of goods sold, reflecting the effect of the higher international quotations on the expenditures with government holdings and with the importing of oil products. The greater participation of imported oil products, especially diesel and aviation kerosene, as well as the need to import gasoline also had an influence.

Page:   129

•         Increase in the following expenditures:

➢ Sales (R$ 742 million), due to the expenditures with pipeline transport of products and upkeep and repairs for equipment by Transpetro (R$ 386 million), and an increase in the expenditures for storage and transport of natural gas in the pipelines belonging to the companies of the system, especially for the Malhas Consortium and TBG (R$ 142 million). There was also an increase in the allowance for doubtful accounts (R$ 125 million), in addition to expenditures for storage of LNG in regasifier ships that entered into operation at the end of 2009 (R$ 225 million);

➢ General and Administrative (R$ 193 million), an effect of the greater expenditures with personnel (R$ 197 million) as a result of the increase in the workforce and the wage adjustment referring collective labor agreement for 2010/2011;

➢ Research and development (R$ 130 million), as a consequence of the increase in the expenditures with machinery for catalytic conversion of natural gas in synthetic oil (Floating GTL Project – R$ 72 million) and in the provision earmarked for contracting projects of institutions accredited by ANP (R$ 51 million), due to the rise in the prices of petroleum and a consequent increase in gross revenue;

Surpassing the decrease in the following expenses:

➢ Other operating expenses (R$ 147 million), due to:

Variation
Jan–Sep
2009 x 2010

Losses and contingencies with judicial proceedings	(824)*
Incentives to employees for purchase of Petrobras shares	85
Environmental expenditures with revitalization of areas	108
Institutional relations and cultural projects	117
Collective labor agreement	187
Income tax incentive on working profit	202
Others	(22)
(147)

* In 2010 it includes the recording of provisions, particularly: Triunfo Agro Industrial – IPI credit premium (R$ 459 million), ICMS-RJ on platform P-36 (R$ 449 million), I.V.I. – Sade Vigesa Consortium (R$ 215 million) and a difference in the calculation base of the special interest in the Barracuda and Caratinga fields (R$ 83 million). In 2009, it includes differences in the calculation base of the special interest in the Marlim field (R$ 2,048 million).

•         Positive effect of R$ 5,242 million in the financial results, basically on account of the decrease in the expenses with exchange variation, as a result of the 2.7% devaluation in 2010 of the rate for the US dollar on net assets. In 2009, there was a 23.9% devaluation in the rate for the US dollar.

Page:   130

•         Decrease of R$ 1,850 million in the equity earnings of subsidiaries, mainly due to the lower results presented by Downstream, Petroquisa and Gaspetro.

Economic indexes

In the period from January to September 2010 the business conducted by Petrobras presented a profit of R$ 34.4 billion before financial results, results originating from corporate interests, taxes, depreciation and amortization (EBITDA), with an increase of R$ 1.3 billion compared to the period from January to September 2009.

	3rd Quarter			Jan-Sep
2Q - 2010	2010	2009		2010	2009
39	37	42	Gross Margin (%)	39	44
24	20	21	Operating Margin (%)	23	26
21	21	22	Net Margin (%)	21	23
12,029	11,041	10,017	EBITDA – R$ million	34,447	33,062

The gross margin decreased 5 percentage points compared to the same period of the previous year, due to the realization of higher average unit costs, an effect of the higher international quotations on the expenses with government holdings and with the importing of oil products.

The operating margin decreased 3 percentage points compared to the same period of the previous year on account of the lower gross margin, compensated by the percentage decrease in operating expenses.

The net margin decreased 2 percentage points compared to the period from January to September 2009, due to the decrease in the operating margin and the lower participation in material investments, compensated by the positive effect in the financial results.

Page:   131

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION As of - 09/30/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

12.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

RESULTS FOR THE THIRD QUARTER OF 2010.

Rio de Janeiro – November 11, 2010 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).  The 2009 information was adjusted for comparison purposes.

Consolidated net income totaled R$8,566 million in 3Q-2010 and R$24,588 million in 9M-2010

Main Highlights

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)

8,295	8,566	7,940	3	Consolidated Net Income	24,588	22,390	10
2,587	2,570	2,534	(1)	Total Oil and Natural Gas Production (th. barrel/day)	2,568	2,513	2
15,927	14,736	14,081	(7)	EBITDA	45,739	45,185	1
256,675	373,766	336,772	46	Market Value (Parent Company)	373,766	336,772	11

•          Net income totaled R$8,566 million in 3Q-2010, 3% up on the previous quarter, due to higher domestic sales volume and the improved financial result.

•          Brazilian oil and natural gas production increased by 2% year-on-year in 9M-2010, reaching a new record level of 53,773,000 m³/day in September.

•          The Public Share Offering was concluded, increasing capital by R$ 120,249 million;

•          As a result, the funds generated allowed to execute the Transfer of Rights Agreement
(R$ 74,808 million) and continue with the 2010-2014 Business Plan (R$ 45,440 million in cash and government securities).

•          The capitalization maintained the Company’s leverage indices at sustainable levels: net leverage fell from 34% to 16% (considering LFTs – treasury bills – maturing in more than 90 days).

Page:   132

•          Thanks to economic growth and the reduction in reservoir levels, together with increased logistics capacity, gas-powered thermal energy output in September (6,252 average-MW) and natural gas sales in 3Q-2010 (360,000 boed) reached record levels.

•          FPSO, Cidade de Angra dos Reis, began operations in October, the first definitive production system in the Tupi area, marking the initiation of commercial oil production in the Santos Basin pre-salt area.

Page:   133

Main items and Consolidated Economic Indicators

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)

66,884	68,869	60,298	3	Gross Operating Revenues	199,077	169,855	17
53,631	54,739	47,897	2	Net Operating Revenues	158,782	135,138	17
19,387	19,645	19,060	1	Gross Profit	58,342	55,968	4
12,303	10,673	10,402	(13)	Operating Profit [1]	34,593	34,844	(1)
(630)	1,968	1,447	(412)	Financial Result	637	(273)	(333)
8,295	8,566	7,940	3	Net Income	24,588	22,390	10
0.95	0.97	0.90	2	Net Income per Share [2]	2.80	2.56	9

				Result by Business Segment
7,649	6,882	5,262	(10)	. Exploration & Production	21,843	13,296	64
(108)	1,299	2,114		. Supply *	2,307	12,295	(81)
349	275	343	(21)	. Gas and Power	947	541	75
268	348	409	30	. Distribution	978	944	4
533	277	273	(48)	. International	1,258	26
(956)	(332)	(396)	(65)	. Corporate	(2,551)	(4,055)	(37)

20,348	18,399	36,300	78	Consolidated Investments	56,500	50,680	11

36	36	40		Gross Margin (%)	37	41	(4)
23	19	22	(4)	Operating Margin (%)	22	26	(4)
15	16	17	1	Net Margin (%)	15	17	(2)
15,927	14,736	14,081	(7)	EBITDA – R$ million[3]	45,739	45,185	1

78.30	76.86	68.27	(2)	Brent (US$/bbl)	77.13	57.15	35
1.79	1.75	1.87	(2)	US Dollar Average Price - Sale (R$)	1.78	2.08	(14)
1.80	1.69	1.78	(6)	US Dollar Last Price - Sale (R$)	1.69	1.78	(5)

				Price Indicators (*)
158.72	158.28	152.65	-	Average Oil Products Realization Prices (R$/bbl)	158.23	158.82	-
				Average sale price - Brazil
73.79	72.10	64.00	(2)	. Oil (US$/bbl)	72.92	48.48	50
19.73	14.71	19.66	(25)	. Natural Gas(US$/bbl)	16.34	25.01	(35)
				Average sale price - International
66.20	63.35	57.16	(4)	. Oil (US$/bbl)	63.94	49.24	30
14.82	12.14	12.30	(18)	. Natural Gas(US$/bbl)	13.94	12.08	15
[1]

1 Operating income before financial result, equity balance and taxes.

2  Earnings per share calculated by weighted average of shares outstanding

3 Operating income before financial result, equity balance and depreciation/amortization.

Page:   134

3Q-2010 x 2Q-2010.

•         Net Income 4

In 3Q-2010, net income totaled R$8,566 million, 3% up on the quarter before, due to higher domestic sales volume and the improved financial result, thanks to gains from the impact of the exchange variation on the net debt, offset by the reduction in international prices, in turn caused by the variation in commodity prices.

The upturn in operating expenses was due to expenses from the financial structuring of the Barracuda project, now concluded, and additional expenses arising from the 2010/2011collective bargaining agreement and incentives for employees to purchase shares in the Public Offering.

•         EBITDA

Third-quarter EBITDA came to R$14,736 million, down by 7% due to the above-mentioned increase in operating expenses.

•         Net Debt /EBITDA Ratio 5

The net debt of the Petrobras System closed the third quarter 39% down on June 30, 2010, reflecting the increase in the cash position following the Public Offering, while average indebtedness, measured by the net debt/EBITDA ratio, fell from 1.52 to 0.94 in the same period.

4 For further details, see Appendix 2.

5For further details, see page 16.

Page:   135

9M-2010 x 9M-2009.

•         Net Income 6

Net income totaled R$24,588 million in the first nine months, 10% up year-on-year, due to higher domestic sales volume, as well as higher export prices and international sales, which more than offset the reduction in domestic diesel and gasoline prices and the upturn in unit costs, chiefly from imports and the government take, which were also affected by international prices.

Selling expenses were pressured by higher sales volume and freight costs, while other operating expenses were pushed up by provisions for impairment losses in the San Lorenzo refinery and the Breitener thermal plant, additional expenses from the 2010/2011 collective bargaining agreement and the reduction in tax benefits.

The record financial result (R$910 million) was due to the impact of the exchange variation on net liabilities, given that, in 2009, the average balance of assets exposed to the exchange rate was higher than the Company’s debt.

Minority interests generated a positive impact of R$3,088 million, thanks to the effect of the exchange rate variation on SPE debt, the exercise of stock options in certain structured projects and the revision of future receivables flows related to financial leasing operations, both at the end of 2009.

•         EBITDA

EBITDA moved up by 1% over 9M-2009, reflecting higher domestic sales volume, the increase in international prices, and higher costs and expenses related to commodity prices and sales volume.

6 For further details, see Appendix 3

Page:   136

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)

Third Quarter					Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Net Income	2010	2009	2010 X 2009 (%)
7,649	6,882	5,262	(10)		21,843	13,296	64

(3Q-2010 x 2Q-2010): The reduction in net income was caused by lower domestic oil sale/transfer prices, due to international oil prices and the appreciation of the Brazilian Real against the U.S. dollar, the 2010/2011 collective bargaining agreement, and non-recurring expenses from the financial structuring of the Barracuda project, now concluded.

These effects were partially offset by the 4.7% increase in the volume of oil sold/transferred.

The spread between the average domestic oil price and the average Brent price widened from US$4.51/bbl in 2Q-2010 to US$4.76/bbl in 3Q-2010.

(9M-2010 x 9M-2009): The increase in net income reflected higher domestic oil prices (50% in US$/bbl), in turn due to the international market appreciation of "heavy” versus “light” crudes and the 2% upturn in daily oil and LNG production.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$8.67/bbl in 9M-2009 to US$4.21/bbl in 9M-2010.

Page:   137

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Domestic Production (th. barrels/day)	2010	2009	2010 X 2009 (%)

2,010	1,991	1,974	(1)	Oil and NGL	1,995	1,963	2
331	333	319	1	Natural Gas [7]	327	316	3
2,341	2,324	2,293	(1)	Total	2,322	2,279	2

(3Q-2010 x 2Q-2010): The downturn was due to maintenance stoppages in various platforms in the Campos Basin throughout the third quarter, partially offset by higher output from the new production units.

[2]

(9M-2010 x 9M-2009):  Increased output from the P-54 (Roncador), P-53 (Marlim Leste), FPSO-Cidade de Niterói (Marlim Leste), P-51 (Marlim Sul), P-34 (Jubarte), FPSO-Cidade de Vitória (Golfinho), FPSO-Cidade de Santos (Uruguá), FPSO-Espírito Santo (Parque das Conchas) and FPSO-Frade (Frade) platforms, as well as from the extended well tests (EWT) in Tiro (SS-11) and Tupi (FPSO-Cidade de São Vicente), offset the natural decline in the remaining fields.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Lifting Cost - country	2010	2009	2010 X 2009 (%)

				US$/barrel:
9.79	10.60	9.02	8	• • without government participation	9.94	8.53	17
24.50	24.67	22.86	1	• • with government participation	24.31	19.06	28

				R$/barrel:
17.54	18.46	16.84	5	• • without government participation	17.66	17.44	1
43.91	42.72	41.62	(3)	• • with government participation	43.48	38.28	14

Lifting Cost Excluding Government Take – US$/barrel

(3Q-2010 x 2Q-2010): The upturn in the lifting cost was due to the increase in personnel expenses as a result of the 2010/2011 collective bargaining agreement and the use of maintenance materials for the Campos Basin platforms.

(9M-2010 x 9M-2009):  Excluding the exchange variation, the lifting cost climbed by 6% over 9M-2009 due to the increased number of interventions in the Albacora Leste, Marlim Sul, Marlim, Albacora and Bicudo fields, as well as higher personnel expenses.

7 Excludes liquefied gas and includes re-injected gas.

Page:   138

Lifting Cost Including Government Take – US$/barrel

(3Q-2010 x 2Q-2010): Excluding the exchange variation, the unit lifting cost remained virtually flat.

(9M-2010 x 9M-2009): Excluding the exchange variation, the unit lifting cost increased by 22% as a result of the higher reference price for local oil and the higher tax rate applied to the Marlim Sul and Marlim Leste fields due to the upturn in production.

REFINING, TRANSPORTATION & MARKETING

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Net Income	2010	2009	2010 X 2009 (%)

(108)	1,299	2,114	(1,303)		2,307	12,295	(81)

(3Q-2010 x 2Q-2010): The improved result was due to lower oil acquisition/transfer and oil product import costs, in turn caused by international prices, the appreciation of the Brazilian Real against the U.S. dollar and the increase in domestic oil product sales volume, especially diesel (+7%).

These effects were partially offset by the reduction in the domestic price of those oil products whose prices are directly pegged to international prices.

(9M-2010 x 9M-2009):  The reduction in net income reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 35% in US$/bbl).

These effects were partially offset by the increase in domestic oil product sales volume, chiefly gasoline (18%), diesel (10%) and jet fuel (16%), higher average export prices and the upturn in the domestic price of those oil products whose prices are directly pegged to international prices, despite the reduction in the price of diesel (15%) and gasoline (4.5%) in June 2009.

Page:   139

(3Q-2010 x 2Q-2010): The reduction in oil exports was due to higher processed volume following the resumption of operations in Replan.

The upturn in oil product imports, chiefly diesel, reflected the seasonal impact of planting for the summer grain harvest and the increase in industrial activity.

(9M-2010 x 9M-2009): The upturn in oil exports was caused by higher output and increased supply, due to lengthier scheduled stoppages in distillation units, especially in Replan.

The increase in oil product imports reflected growing demand, especially for diesel, thanks to the improved grain harvest in 2010 and the intensification of infrastructure works, and gasoline, due to the ethanol shortage at the beginning of 2010.

[3] [4]

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Output Oil products (th. barrels/day)	2010	2009	2010 X 2009 (%)

1,807	1,843	1,867	2	Output Oil products	1,805	1,806	-
1,942	1,942	1,942	-	Primary Processed Installed Capacity[10]	1,942	1,942	-
91	94	94	3	Use of Installed Capacity (%)	91	92	(1)
81	83	79	2	Domestic crude as % of total feedstock processed	82	79	3

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Processed Feedstock – Domestic (th. barrels/day)	2010	2009	2010 X 2009 (%)

1,760	1,830	1,826	4		1,777	1,778

(3Q-2010 x 2Q-2010):  Daily processed crude moved up by 4%, as a result of the scheduled stoppage in the Replan refinery’s distillation unit in 2Q-2010.

(9M-2010 x 9M-2009):  Daily processed crude remained flat over the over the first nine months of 2009.

8 Includes oil exports by the Refining, Transportation & Marketing and E&P business areas.

9 Includes ongoing exports.

10 According to the ownership recognized by the ANP.

Page:   140

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Refining Cost - Domestic	2010	2009	2010 X 2009 (%)

3.93	4.89	3.37	24	Refining Cost (US$/barrel)	4.17	3.02	38
7.03	8.55	6.27	22	Refining Cost (R$/barrel)	7.39	6.17	20

(3Q-2010 x 2Q-2010): Excluding the exchange variation, refining costs climbed by 22%, due to higher expenses from scheduled stoppages; personnel, following the 2010/2011 collective bargaining agreement; and catalysts and other chemical products, caused by lower consumption in the second quarter as a result of the scheduled stoppages in Recap and Replan.

(9M-2010 x 9M-2009): Excluding the exchange variation, these costs increased by 22%, due to higher expenses from scheduled stoppages, personnel and third-party services, chiefly as a result of equipment maintenance.

+

GAS & POWER

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Net Income	2010	2009	2010 X 2009 (%)

349	275	343	(21)		947	541	75

(3Q-2010 x 2Q-2010): The reduction in net income was due to the following factors:

• Lower energy trading margins due to the higher average spot market acquisition cost;

• The reduction in the average natural gas sales price, reflecting the increased sales share of the thermal market.

These factors were partially offset by higher electric generation and by increase in natural gas sales.

Page:   141

(9M-2010 x 9M-2009):  The year-on-year improvement was due to the following factors:

• Higher sales of natural gas to the non-thermal generation segment, accompanying industrial growth, as well as to the thermal segment, thanks to greater demand for power generation;

• Increased fixed revenue from energy auctions (regulated market);

• The reduction in natural gas import/transfer costs, accompanying the behavior of international prices and the appreciation of the Brazilian Real against the U.S. dollar.

These factors were partially offset by higher selling expenses from LNG regasification vessels.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Gas Import (th. barrels/day)	2010	2009	2010 X 2009 (%)

168	184	141	10	Gas Import (th. Barrels/day)	168	142	18
2,052	1,827	1,811	(11)	Electricity sell - average MW	2,056	1,641	25
881	2,853	251	224	Electricity generation - average MW	1,405	629	123
41	118	21	188	Price for the Settlement of Differences	60	44	36

(3Q-2010 x 2Q-2010): Upturn in imports due to the increased volume of imported gas to meet growing demand (which reached record levels in 3Q-2010).

In comparison with 2Q-2010, electric power sales fell by 11% due to the anticipation of sales in 1Q-2010 and 2Q-2010 as a result of commercial opportunities that arose in the first half of the year.

Thermal generation jumped by 224% over the previous quarter due higher output as a result of low reservoir levels in the period. Exports (to Argentina) also contributed to the upturn.

(9M-2010 x 9M-2009): Sales climbed by 25% due to higher energy reserves, allowing the company to take advantage of market opportunities.

Higher output as of July was due to low reservoir levels in the period and increased demand for electric power.

Page:   142

DISTRIBUTION

				DISTRIBUTION
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Net Income	2010	2009	2010 X 2009 (%)

268	348	409	30		978	944	4

(3Q-2010 x 2Q-2010): The upturn in net income was due to the 10% increase in sales volume despite the 4% reduction in sales margins. This improvement was also caused by the fact that in 2Q-2010 the Company incurred non-recurring expenses from the settlement of ICMS tax debits with the state of Rio de Janeiro (R$ 110 million).

The segment recorded a 38.8% share of the fuel distribution market in 3Q-2010, versus 38% in the previous quarter.

(9M-2010 x 9M-2009): The year-on-year improvement in net income was due to the 3% increase in sales margins and the 9% upturn in sales volume, partially offset by expenses from the settlement of ICMS tax debits with the state of Rio de Janeiro (R$ 110 million).

The Company’s share of the fuel distribution market climbed from 38.5% in 9M-2009 to 38.7% in 9M-2010.

INTERNATIONAL MARKET

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)	Net Income	2010	2009	2010 X 2009 (%)

533	277	273	(48)		1,258	26	4,738

(3Q-2010 x 2Q-2010): The reduction in net income was due to higher exploration expenses (R$83 million) and the write-off of dry or economically unviable wells in Angola, Nigeria, the USA and Argentina (R$127 million).

(9M-2010 x 9M-2009): The improvement was caused by higher international commodity prices in 2010, increased E&P sales volume, and the operational start-up of the Akpo field in Nigeria in March 2009, which impacted gross profit (R$1,220 million).

Page:   143

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	International Production (th. barrels/day)	2010	2009	2010 X 2009 (%)

				Consolidated - International Production
146	144	137	(1)	Oil and NGL	144	127	13
92	94	94	2	Natural Gas [11]	94	96	(2)
238	238	231		Total	238	223	7
8	8	10		Non Consolidated - Internacional Production[12]	8	11	(27)
246	246	241		Total International Production	246	234	5

(3Q-2010 x 2Q-2010):  Consolidated oil and LNG production fell due to unitization of the Agbami field, in Nigeria, reducing Petrobras’ share of this field.

Consolidated gas production moved up in 3Q-2010 due to increased Brazilian demand for Bolivian gas.

(9M-2010 x 9M-2009): Consolidated oil and LNG production increased due to the start-up of the Akpo field, in Nigeria, in March/09, more than offsetting the reduced interest in the Guando field, in Colombia, for contractual reasons, and the decline in output from mature wells in the Neuquina Basin, in Argentina.

The increase in gas production was fueled by increased Brazilian demand for Bolivian gas, partially offset by the decline in mature wells in the Neuquina Basin.

[5] [6]
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Lifting Cost - International (US$/barrel)	2010	2009	2010 X 2009 (%)

5.48[13]	6.02	5.72	10		5.54	5.04[14]	10

(3Q-2010 x 2Q-2010): Higher expenses in Argentina due to the higher number of well interventions and repairs, and higher expenses with transportation, safety and well interventions in Nigeria.

(9M-2010 x 9M-2009): Increase in third-party services in Argentina, caused by contractual price adjustments and pay rises.

11 Excludes liquefied gas and includes re-injected gas.

12 Non-consolidated companies in Venezuela.

13 Revisions to the lifting cost of the Nigeria unit.

14 Revisions to the lifting cost of the Angola and Nigeria unit.

Page:   144

(3Q-2010 x 2Q-2010):  This upturn was caused by the scheduled stoppage in Japan refinery in the previous quarter.

(9M-2010 x 9M-2009):  Improved operational performance in the refinery in the USA, due to the plant’s better operational reliability and higher margins in Argentina, offset by the scheduled stoppage in Japan refinery between May and June 2010.

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Output Oil products - International (th. barrels/day)	2010	2009	2010 X 2009 (%)

208	227	207	9	Output Oil products	220	208	6
281	281	281		Primary Processed Installed Capacity	281	281
63	73	67	10	Use of Installed Capacity (%)	70	65	5

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	Refining Cost – International	2010	2009	2010 X 2009 (%)

3.68	4.44	3.50	21		3.82	4.64 [15]	(18)

(3Q-2010 x 2Q-2010): Higher maintenance expenses in the Japanese refinery.

)(9M-2010 x 9M-2009): The improved operational reliability of the Pasadena refinery led to a reduction in expenses with maintenance and repairs and an increase in the volume of processed crude.

[7] [8] [9]

15 Revisions to the CTOR in the Japanese refinery.

Page:   145

Sales Volume – thousand barrels/day

	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)		2010	2009	2010 X 2009 (%)
802	859	769	7	Diesel	798	726	10
374	379	327	1	Gasoline	388	329	18
101	104	104	3	Fuel Oil	103	102	1
151	172	175	14	Nafta	158	164	(4)
221	230	222	4	GLP	218	210	4
85	93	79	9	QAV	87	75	16
164	196	149	20	Other [16]	176	132	33
1,898	2,033	1,825	7	Total Oil Products	1,928	1,738	11
93	111	103	19	Alcohol, Nitrogens, Biodiesel and other	95	93	2
292	360	244	23	Natural Gas	304	237	28
2,283	2,504	2,172	10	Total domestic market	2,327	2,068	13
777	612	726	(21)	Exports	713	715
638	574	538	(10)	International Sales [17]	591	560	6
1,415	1,186	1,264	(16)	Total international market	1,304	1,275	2
3,698	3,690	3,436		Total	3,631	3,343	9

Year-to-date domestic sales volume moved up by 13% over 9M-2009, chiefly due to sales of the following products:

•         Diesel (increase of 10%) – due to the economic recovery, higher grain production and increased investments in infrastructure.

•         Gasoline (increase of 18%) – due to increased use of flex-fuel vehicles as a result of the ethanol shortage at the beginning of 2010, the reduction in the ratio of anhydrous ethanol in the gasoline mix in February 2010, and higher urban consumption.

•         Natural gas (increase of 28%) – due to higher consumption by the non-thermal market, fueled by the industrial recovery, and by the thermal market to meet the demand for electricity and maintain the level of hydro plant reservoirs during the dry season.

16 Especially asphalt sales volume, due to increased consumption by infrastructure works.

17 Altered in accordance with revision of volumes from PESA.

Page:   146

Corporate Overhead (US$ million)

	Third Quarter			Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q09 (%)	2010	2009	2010 X 2009 (%)

725	887	745	22	2,263	1,790	26

(3Q-2010 x 2Q-2010): Excluding the exchange variation, corporate overhead increased by 20% over the previous quarter, due to higher expenses with personnel and data-processing, partially offset by lower expenses from advertising, marketing and sponsorships.

(9M-2010 x 9M-2009): Excluding the exchange variation, corporate overhead climbed by 12% in the first nine months, due to higher expenses with personnel, rent, general services and data-processing.

Page:   147

(A free translation of the original report in Portuguese)

Consolidated investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners.

R$ million
	Jan-Sep
	2010	%	2009	%	Δ %
• Own Investments	54,114	96	45,737	91	18
Exploration & Production	24,077	43	23,219	46	4
Supply	20,582	37	10,591	21	94
Gas and Power	3,650	6	4,483	9	(19)
International	3,383	6	5,499	11	(38)
Distribution	457	1	396	1	15
Corporate	1,965	3	1,549	3	27
• Special Purpose Companies (SPCs)	2,386	4	3,787	7	(37)
• Projects under Negotiation	-	-	1,156	2	-
Total Investments	56,500	100	50,680	100	11

(I) International	3,383	100	5,499	100	(38)
Exploration & Production	3,030	90	3,032	55	-
Supply	191	6	1,206	22	(84)
Gas and Power	90	2	161	3	(44)
Distribution	51	1	1,060	19	(95)
Other	21	1	40	1	(48)

(II) Projects Developed by SPCs	2,386	100	3,787	100	(37)
Exploration & Production	270	11	579	15	(53)
Supply	382	16	648	17	(41)
Gas and Power	1,734	73	2,560	68	(32)

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and gas exploration, development and production rights. Currently the Company is a member of 101 consortiums, of which it operates 69.

Petrobras entered into an Assignment Agreement with the federal government for the right to produce of 5 billion barrels of oil equivalent (boe) in areas not yet licensed in the pre-salt belt totaling R$74,808 million, paid with funds from the Public Offering.

R$ million

Consolidated Investments	56.500

Marketable Securities
Transfer of Rights Agreement - payment in cash bills	10,740
Expenses with geology, geofisic and research	6,992
Other	(1,842)
235
Consolidated Investments (DFC)	72,625

18 Includes investments in biofuel totaling R$ 929 million in 9M-2010.

Page:   148

[10]Consolidated Debt

	R$ million

	09.30.2010	06.30.2010	Δ %
Short-term Debt [19]	22,921	25,981	(12)
Long-term Debt [20]	92,233	92,430	-
Total	115,154	118,411	(3)
Cash and cash equivalents	47,292	24,210	95
Treasury Bills (maturity of more than 90 days)	10,740
Adjusted Cash Equivalents	58,032	24,210
Net Debt[21]	57,122	94,201	(39)
Net Debt/(Net Debt + Shareholder's Equity)	16%	34%	(53)
Total Net Liabilities[22]	449,665	357,820	26
Capital Structure
(third parties net / total liabilities net)	33%	50%	(34)

	US$ million

	09.30.2010	06.30.2010	Δ %
Short-term Debt	13,529	14,422	(6)
Long-term Debt	54,440	51,307	6
Total	67,970	65,729	3
Net Debt	33,716	52,290	(36)

11] [12] [13]

[14]

19 Includes contractual commitments related to the transfer of benefits, risks and control of assets (R$ 235  million on September 30, 2010 and R$ 362 million on June 30, 2010).

20 Includes contractual commitments related to the transfer of benefits, risks and control of assets (R$ 259 million on September 30, 2010 and R$ 276  million on June 30, 2010).

21 Total debt less cash and cash equivalents.

22 Total liabilities net of cash and financial investments.

Page:   149

1.      Analysis of Gross Profit (3Q-2010 x 2Q-2010)

		R$ million
		Change 3Q-2010 x 2Q-2010
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	2,058	(1,311)	747
	- domestic prices	(560)	-	(560)
. International Market:	- export volumes	(1,465)	982	(483)
	- export price	(271)	-	(271)
	. (Increase) decrease in expenses:(*)	-	853	853
	. Increase (decrease) in profitability of distribution segment	1,499	(1,430)	69
	. Increase (decrease) in profitability of trading operations	(246)	257	11
	. Increase (decrease) in international sales	(221)	212	(9)
	. FX effect on controlled companies abroad	(60)	53	(7)
. Other		374	(466)	(92)
		1,108	(850)	258

	(*) Expenses Composition:	Value
	- import of crude oil and oil products and gas	595
	- domestic government take	471
	- salaries, benefits and charges	170
	- generation and purchase of energy for commercialization	146
	- materials, services, rent and depreciation	(38)
	- transportation: maritime and pipelines [32]	(491)
		853

Due to the average inventory period of 60 days, international oil and refinery product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

	2Q10	3Q10	Δ (*)
Effect of the weighted average cost (Real MM)	402	(178)	(580)
( ) Sales Cost increase

(*) Unlike in 2Q-2010, 3Q-2010 COGS was adversely affected by the sale of inventories acquired at a higher unit cost in previous periods, reflecting the behavior of international prices. [

1]

23 Expenses with cabotage, terminals and pipelines.

Page:   150

2.      Analysis of Gross Profit (9M-2010 x 9M-2009)

		R$ million
		Change Jan-Sep/2010 X Jan-Sep/2009
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market:	- volumes sold	8,613	3,045	5,568
	- domestic prices	(2,058)	-	(2,058)
. International Market:	- export volumes	(38)	91	53
	- export price	5,450	-	5,450
	. Increase (decrease) in expenses: (II)	-	(7,691)	(7,691)
	. Increase (decrease) in profitability of distribution segment	5,831	(5,382)	449
	. Increase (decrease) in profitability of trading operations	4,923	(5,475)	(552)
	. Increase (decrease) in international sales	2,990	(1,403)	1,587
	. FX effect on controlled companies abroad	(2,992)	2,493	(499)
. Other		925	(858)	67
		23,644	(21,270)	2,374

	(*) Expenses Composition:	Value
	- import of crude oil and oil products and gas	(4,914)
	- domestic government take	(2,241)
	- oil products (domestic purchase)	(431)
	- generation and purchase of energy for commercialization	(211)
	- salaries, benefits and charges	(92)
	- materials, services, rent and depreciation	198
		(7,691)

3.      Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$49,690 million.

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)
				Economic Contribution - Country
6,683	7,256	6,131	9	Value Added Tax on Sales and Services (ICMS)	20,056	18,163	10
1,601	1,811	1,680	13	CIDE [33]	4,931	3,918	26
3,254	3,557	3,045	9	PASEP/COFINS	10,004	9,182	9
2,993	3,595	2,767	20	Income Tax & Social Contribution	9,338	7,173	30
730	575	609	(21)	Other	1,926	2,109	(9)
15,261	16,794	14,232	10	Subtotal Country	46,255	40,545	14
1,108	1,111	1,199	-	Economic Contribution - Foreign	3,435	3,383	2
16,369	17,905	15,431	9	Total	49,690	43,928	13

24 CIDE – Economic Domain Contribution Charge.

Page:   151

4.      Government Take

R$ million
	Third Quarter				Jan-Sep
2Q-2010	2010	2009	3Q10 X 2Q10 (%)		2010	2009	2010 X 2009 (%)
				Country
2,396	2,287	2,187	(5)	Royalties	7,016	5,787	21
2,598	2,323	2,418	(11)	Special Participation	7,531	5,636	34
29	34	32	17	Surface Rental Fees	95	98	(3)
		2,048	-	ANP Agreement	-	2,048
5,023	4,644	6,685	(8)	Subtotal Country	14,642	13,569	8
121	125	124	3	Foreign	371	328	13
5,144	4,769	6,809	(7)	Total	15,013	13,897	8

The government take in the country in the 3Q-2010 fell by 8% over the previous quarter, due to the 4% decline in the reference price for local oil, which averaged R$118.70 (US$67.89) in 3Q-2010, versus R$123.05 (US$68.75) in 2Q-2010, reflecting international oil prices and the exchange variation.

The government take in the country in 9M-2010 increased by 8% over 9M-2009, due to the 20% upturn in the reference price for local oil, which averaged R$122.01 (US$68.55) in 9M-2010, versus R$101.49 (US$49.78) in the same period in 2009, reflecting international oil prices and the higher tax rate in the Marlim Sul and Marlim Leste fields.

5.      Indebtedness

Page:   152

6.      Foreign Exchange Exposure

Assets	R$ million

	09.30.2010	12.31.2009

Current Assets	19,169	5,581
Cash and Cash Equivalents	16,999	4,035
Other Current Assets	2,170	1,546

Non-current Assets	20,096	17,876
Amounts invested abroad by partner companies, in the international segment, in E&P equipments to be used in Brazil and in commercial activities.	18,675	16,759
Long-term Assets	1,419	1,117

Total Assets	39,265	23,457

Liabilities	R$ million

	09.30.2010	12.31.2009

Current Liabilities	(10,410)	(11,978)
Short-term Financing	(6,881)	(10,303)
Suppliers	(3,328)	(1,088)
Others Current Liabilities	(201)	(587)

Long-term Liabilities	(27,439)	(15,203)
Long-term Financing	(27,439)	(15,125)
Others Long-term Liabilities	-	(78)

Total Liabilities	(37,849)	(27,181)

Net Assets (Liabilities) in Reais	1,416	(3,724)

(-) FINAME Loans - reais indexed to dollar	(140)	(179)
(-) BNDES Loans - reais indexed to dollar	(25,169)	(25,368)

Net Assets (Liabilities) in Reais	(23,893)	(29,271)

Page:   153

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION As of - 09/30/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	TJLP plus 2.5% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10,000.00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430,000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43,000
16 - DEBENTURES IN CIRCULATION (UNITS)	43,000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	02/15/2011

Page:   154

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1,000.00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750,000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750,000
16 - DEBENTURES IN CIRCULATION (UNITS)	750,000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	07/31/2011

Page:   155

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION As of - 09/30/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

00951-2 PETRÓLEO BRASILEIRO  S.A.  - PETROBRAS   33.000.167/0001-01

21.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

Independent accountants’ review report

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

1.      We have reviewed the accounting information included in the individual Quarterly Information - ITR  of Petróleo Brasileiro S.A. – Petrobras (“the Company”), comprising the balance sheet and the  statements of income, comprehensive income, changes in shareholders’ equity, cash flows and added value and in the Consolidated Quarterly Information of this Company and its subsidiaries, comprising the consolidated  balance sheet and the consolidated  statements of income, comprehensive income, changes in shareholders’ equity and cash flows, both referring to the quarter ended September 30, 2010, which include the notes to the quarterly information and the performance report, which are the responsibility of its management.

2.      Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Accountants and the Federal Council of Accountancy - CFC, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

3.      Based on our review, we are not aware of any material change that should be made to the accounting information included in the individual Quarterly Information of Petróleo Brasileiro S.A. – Petrobras referred to above, for them to be in accordance with the  accounting practices adopted in Brazil, specially the Accounting Pronouncements Committee (CPC) 21 – Quarterly Information, and rules issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the Quarterly Information.

4.      Based on our review, we are also not aware of any material changes that should be made to the accounting information contained in the Consolidated Quarterly Information of Petróleo Brasileiro S.A. – Petrobras and its subsidiaries referred to above for them to be in accordance with the International Financial Reporting Standards (IFRS), specially the International Accounting Standards (IAS) 34 – Interim Financial Reporting ,issued by the International Accounting Standards Board (IASB), and rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.

Page:   156

COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

5.      As described in Note 2, during 2009 the Brazilian Securities Commission (CVM) approved several pronouncements, interpretations and technical orientations issued by the Accounting Pronouncements Committee (CPC) which are effective for 2010, and changed the accounting practices adapted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of its Quarterly Information for the quarter ended September 30, 2010 and disclosed in Note 4.1. The Quarterly Information of the Company related to the year and period of 2009, presented for comparison purposes, were adjusted to include the changes in accounting practices adopted in Brazil in force for 2010.

6.      As described in Note 2, the Company and its subsidiaries started to disclosure in 2010 their Consolidated Quarterly Information in accordance with International Financial Reporting Standards (IFRS), applicable to the preparation of consolidated interim financial reports (IAS 34) issued by IASB. The Consolidated Quarterly Information of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries related to the year and period of 2009, presented for comparison purposes, were adjusted and are being presented in accordance with the mentioned international accounting standard.

7.       Our review was conducted with the purpose of issuing a review report on the accounting information contained in the Consolidated Quarterly Information of this Company and its subsidiaries described in the first paragraph, taken as a whole. The consolidated statement of added value for the quarter ended September 30, 2010 is not required by the international accounting standards issued by IASB and has been included to facilitate additional analysis. This supplementary information was submitted to the same review procedures as applied to the accounting information contained in the Consolidated Quarterly Information of this Company and its subsidiaries and, based on our review, we are not aware of any material change that should be made for it to be adequate presented in relation to the accounting information presented in the Consolidated Quarterly Information described in the first paragraph, taken as a whole.

Rio de Janeiro, November 11, 2010

KPMG Auditores Independentes

CRC-SP-014428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa

Accountant CRC-RJ-052428/O-2

Page:   157

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION As of - 09/30/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/ INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME FOR THE QUARTER	8
04	01	STATEMENT OF CASH FLOW	10
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010	12
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010	13
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	CONSOLIDATED STATEMENT OF CASH FLOW	20
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010	22
11	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010	23
06	01	NOTES TO QUARTERLY INFORMATION	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	133
12	01	COMMENTES ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	135
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	157
21	01	SPECIAL REVIEW REPORT - UNQUALIFIED	159/160

Page:   158

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.